Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CHURCHILL DOWNS INCORPORATED,

a Kentucky corporation;

OCEAN ACQUISITION CORP.,

a Washington corporation;

BIG FISH GAMES, INC.,

a Washington corporation;

and

PAUL J. THELEN,

as the Securityholders’ Agent

Dated as of November 12, 2014

i

3.3	Non-Contravention; Consents	36
3.4	Brokers	36
3.5	Legal Proceedings; Orders	36
3.6	Information in the Information Statement	36
3.7	Ownership and Operations of Merger Sub	37
3.8	Financing	37

4. CERTAIN COVENANTS OF THE COMPANY		37

4.1	Access and Investigation	37
4.2	Operation of the Business of the Acquired Companies	37
4.3	Notification	39
4.4	No Negotiation	40
4.5	Termination of Certain Benefit Plans	40
4.6	Termination/Amendment of Agreements and Release of Encumbrances	40
4.7	Communications with Employees	41
4.8	Financing Cooperation	41

5. CERTAIN COVENANTS OF THE PARTIES		42

5.1	Filings and Consents	42
5.2	Shareholder Consent	43
5.3	Reasonable Efforts	43

6. TAX MATTERS		44

6.1	Liability for Taxes	44
6.2	Tax Returns	45
6.3	Contest Provisions	46
6.4	Assistance and Cooperation	47
6.5	Termination of Tax Sharing Arrangements	47
6.6	Survival, Etc	48
6.7	Tax Refunds	48
6.8	Transfer Taxes	48

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		48

7.1	Accuracy of Representations	48
7.2	Performance of Covenants	49
7.3	Antitrust Clearance	49
7.4	Shareholder Approval	49
7.5	Officer’s Certificate	49
7.6	Effective Agreements	49
7.7	No Restraints	49
7.8	No Legal Proceedings	49
7.9	No Outstanding Securities	49
7.10	Employees	49
7.11	Section 280G Shareholder Approval	50
7.12	Lease Consent.	50

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		50

8.1	Accuracy of Representations	50
8.2	Performance of Covenants	50
8.3	Antitrust Clearance	50
8.4	Shareholder Approval	50
8.5	Officer’s Certificate	50
8.6	No Restraints	51

9. TERMINATION		51

9.1	Termination Events	51
9.2	Termination Procedures	52
9.3	Effect of Termination	52

10. INDEMNIFICATION, ETC.		52

10.1	Survival of Representations, Etc.	52
10.2	Indemnification	53
10.3	Limitations	55
10.4	No Contribution	56
10.5	Claim Procedures	56
10.6	Release From Escrow	57
10.7	Defense of Third Party Claims	58
10.8	Exclusive Remedy	59
10.9	Exercise of Remedies Other Than by Parent	60
10.10	Tax Treatment of Indemnity Payments	60

11. MISCELLANEOUS PROVISIONS		60

11.1	Securityholders’ Agent	60
11.2	Further Assurances	62
11.3	No Waiver Relating to Claims for Fraud	62
11.4	Fees and Expenses	62
11.5	Attorneys’ Fees	62
11.6	Notices	62
11.7	Headings	64
11.8	Counterparts and Exchanges by Electronic Transmission or Facsimile	64
11.9	Governing Law; Dispute Resolution	64
11.10	Successors and Assigns	64
11.11	Remedies Cumulative; Specific Performance	65
11.12	Waiver	65
11.13	Waiver of Jury Trial	65
11.14	Amendments	65
11.15	Severability	65
11.16	Parties in Interest	65
11.17	Confidential Nature of Information	66
11.18	No Public Announcement	66
11.19	Entire Agreement	66
11.20	Disclosure Letter	66
11.21	Construction	67
11.22	Attorney/Client Privilege	67
11.23	Acknowledgement and Disclaimer	67

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Amended Articles of Surviving Corporation
Exhibit C	Escrow Agreement
Exhibit D	Letter of Transmittal
Exhibit E	Earn-Out Provisions
Exhibit F	Payment Agent Agreement
Exhibit G	Sample Parent Closing Balance Sheet and Parent Closing Date Schedule as of September 30, 2014

SCHEDULES

Part 2.1	Organizational Matters
Part 2.2	Charter Documents; Records
Part 2.3	Capital Structure
Part 2.4	Financial Statements and Related Information
Part 2.5	No Liabilities; Indebtedness
Part 2.6	Absence of Changes
Part 2.7	Title to Assets
Part 2.8	Bank Accounts
Part 2.9	Equipment; Real Property
Part 2.10	Intellectual Property
Part 2.11	Contracts
Part 2.12	Compliance with Legal Requirements
Part 2.13	Governmental Authorizations
Part 2.14	Tax Matters
Part 2.15	Employment Matters; Benefit Plans
Part 2.17	Insurance
Part 2.18	Transactions with Related Parties
Part 2.19	Legal Proceedings; Orders
Part 2.21	Non-Contravention; Consents
Part 2.22	Significant Business Relationships
Part 2.24	Brokers
Part 3.4	Brokers
Schedule 1.3	Continuing Individuals; Leases
Schedule 4.2	Operation of the Business of the Acquired Companies
Schedule 4.6	Agreements to be Terminated or Amended
Schedule 10.2	Indemnification

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 12, 2014, by and among: CHURCHILL DOWNS INCORPORATED, a Kentucky corporation (“Parent”); OCEAN ACQUISITION CORP., a Washington corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); BIG FISH GAMES, INC., a Washington corporation (the “Company”); and PAUL J. THELEN, as the Securityholders’ Agent (as defined in Section 11.1(a)). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Washington Business Corporation Act (the “WBCA”). Upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned Subsidiary of Parent.

B. The respective boards of directors of Merger Sub and the Company have approved this Agreement and the Merger.

C. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain significant holders of shares or options or other rights to purchase or receive shares of Company Common Stock are entering into Restrictive Covenant Agreements in favor of Parent (collectively the “Restrictive Covenant Agreements”), which shall become effective at the Effective Time.

D. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain significant holders of shares or options or other rights to purchase or receive shares of Company Common Stock are entering into the Acknowledgment and Release Agreements in favor of Parent (collectively the “Acknowledgement and Release Agreements”), which shall become effective at the Effective Time.

E. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, Founder and Parent are entering into the Shareholder Agreement (the “Shareholder Agreement”), which shall become effective at the Effective Time.

F. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, Parent and the Founder and each of the Designated Shareholders are entering into the Offer Letters (the “Offer Letters”), which shall become effective at the Effective Time.

AGREEMENT

The parties to this Agreement agree as follows:

1. DESCRIPTION OF TRANSACTION

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the WBCA, at the Effective Time (as defined in Section 1.3(a)), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCA.

1.3 Closing; Effective Time.

(a) The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603 at 10:00 a.m. (Central time) on the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 8 (other than those conditions which are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and/or date as Parent and the Company may jointly designate. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause articles of merger (the “Articles of Merger”) conforming to the requirements of the WBCA to be executed and filed with the Secretary of State of the State of Washington. This Agreement together with the Amended Articles, but excluding the other exhibits and schedules to this Agreement, shall be deemed the “plan of merger” under Chapter 11 of the WBCA and shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA. The Merger shall become effective as of the close of business on the date that the Articles of Merger are filed with and accepted by the Secretary of State of the State of Washington (if an effective time is not otherwise specified) or at such other date or time as may be agreed by the Company and Parent in writing and specified in the Articles of Merger in accordance with the WBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b) At the Closing, the Company shall deliver the following agreements and documents to Parent:

(i) the Escrow Agreement, duly executed by the Securityholders’ Agent and the Escrow Agent;

(ii) the Company Closing Certificate;

(iii) a certificate, in form and substance reasonably satisfactory to Parent, duly executed on behalf of the Company by the chief executive officer of the Company, containing the following information as of the Closing: (1) the Aggregate Exercise Price; (2) the Purchase Price (including a reasonably detailed description of each component thereof); (3) the Pro Rata Share of each Effective Time Holder; (4) the Post-Closing Pro Rata Share of each Effective Time Holder; (5) the Per Share Amount; and (6) the Effective Time Holder Information (such certificate containing the information set forth in (1) through (6) above being referred to hereafter collectively as the “Merger Consideration Certificate”), along with documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the Merger Consideration Certificate;

(iv) the Articles of Merger, duly executed by the Company;

(v) a certificate of the Secretary of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Charter Documents of the Company, (B) the resolutions adopted by the board of directors of the Company and the shareholders of the Company to authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby, and (C) the incumbency and signatures of the officers of the Company executing this Agreement and the Transaction Documents executed by or on behalf of the Company;

(vi) written resignations of each officer and director of each Acquired Company (except as set forth on Schedule 1.3(b)), effective as of the Effective Time, in form and substance reasonably satisfactory to Parent;

(vii) the Payoff Letters, in form and substance reasonably satisfactory to Parent;

(viii) evidence reasonably satisfactory to Parent that the 280G Approval has been obtained, or, in the absence of the 280G Approval, any Section 280G Payments have been waived;

(ix) a FIRPTA Certificate, in form and substance reasonably satisfactory to Parent;

(x) evidence reasonably satisfactory to Parent that all security interests and other Encumbrances in any assets of any Acquired Company, other than with respect to capital leases identified on Schedule 1.3(b), have been released prior to or shall be released simultaneously with the Closing; and

(xi) such other instruments and documents as Parent may reasonably request for the purpose of effectuating or evidencing the transactions contemplated by this Agreement.

(c) At the Closing, Parent shall deliver to the Securityholders’ Agent (i) the Escrow Agreement, duly executed by Parent, (ii) the Payment Agent Agreement, duly executed by the Surviving Corporation and the Payment Agent, (iii) the Parent Closing Certificate and (iv) a certificate of the Secretary of each of Parent and Merger Sub, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, certifying and attaching: (A) the resolutions adopted by the board of directors of each of Parent and Merger Sub to authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby, and (B) the incumbency and signatures of the officers of each of Parent and Merger Sub executing this Agreement and the Transaction Documents executed by or on behalf of Parent and Merger Sub, as applicable.

1.4 Articles of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Articles of Incorporation of the Company in effect immediately prior to the Effective Time shall be amended in their entirety as of the Effective Time as set forth in Exhibit B (and filed as an exhibit to the plan of merger included with the Articles of Merger), and as so amended shall be the Articles of Incorporation of the Surviving Corporation (the “Amended Articles”) until thereafter amended as provided by law and such Articles of Incorporation;

(b) the bylaws of the Company in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time so that such bylaws are identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to “Big Fish Games, Inc.”, and as so amended such bylaws shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation and such bylaws; and

(c) the directors and officers of Merger Sub immediately prior to the Effective time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the Articles of Incorporation and bylaws of the Surviving Corporation.

1.5 Conversion of Shares.

(a) Conversion. Subject to Sections 1.5(c), 1.5(d), 1.5(e), 1.7, 1.8, 1.9 and 1.11 at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any shareholder of the Company or any other Person:

(i) each share of Company Common Stock owned by Parent, Merger Sub, or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub immediately prior to the Effective Time, if any, shall be extinguished and cancelled without payment of any consideration in respect thereof;

(ii) all of the shares of Outstanding Capital Stock held by each Non-Dissenting Shareholder shall be converted automatically into the right to receive an amount in cash equal to the product of (A) the Per Share Amount multiplied by (B) the total number of shares of Outstanding Capital Stock held by such Non-Dissenting Shareholder; and

(iii) each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Rounding. The amount of cash, if any, that each holder is entitled to receive at any particular time for the shares of Outstanding Capital Stock held by such holder or the shares of Company Common Stock subject to Outstanding In-the-Money Options, RSUs or Outstanding Warrants held by such holder (as the case may be) shall be rounded to the nearest cent (with $0.005 being rounded upward) and computed after aggregating the cash amounts payable at such time for all shares of Outstanding Capital Stock, all Outstanding In-the-Money Options, all RSUs and all Outstanding Warrants held by such holder.

(c) Escrow. Notwithstanding anything to the contrary contained in this Agreement, at the Closing, Parent shall deposit with JPMorgan Chase Bank, N.A. (the “Escrow Agent”): (i) into an interest-bearing escrow account, an amount in cash equal to the Indemnity Escrow Amount (as may be supplemented pursuant to Exhibit E and subject to the terms of Section 10) (the “Indemnity Escrow Fund”), to secure the indemnification obligations of the Effective Time Holders under Sections 6 and 10 of this Agreement, (ii) into a separate interest-bearing escrow account, an amount in cash equal to the Working Capital Escrow Amount to secure any adjustments required in connection with a Closing Adjustments Shortfall pursuant to Section 1.9 (the “Working Capital Escrow Fund”) and (iii) into a separate non-interest-bearing escrow account, an amount in cash equal to the Securityholders’ Agent Fund, pursuant to Section 11.1(g) (together with the Indemnity Escrow Fund and the Working Capital Escrow Fund, the “Escrow Fund”). The Escrow Fund shall be held by the Escrow Agent and disbursed by it solely for the purposes and in accordance with the terms of this Agreement and the provisions of the escrow agreement to be entered into among Parent, the Securityholders’ Agent and the Escrow Agent on the Closing Date, substantially in the form of Exhibit C to this Agreement (the “Escrow Agreement”). The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Effective Time Holders pursuant to written consents evidencing the Required Merger Shareholder Vote, Acknowledgment and Release Agreements, the Warrant Surrender Agreements and the Letters of Transmittal shall constitute approval by such Effective Time Holders, as specific terms of the Merger, and the irrevocable agreement of such Effective Time Holders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Escrow Amount into escrow and the indemnification obligations set forth in Sections 6 and 10 hereof.

(d) Holdback Amount; Closing Date Parent Shares.

(i) Notwithstanding anything to the contrary contained in this Agreement, in respect of the Merger Consideration (as set forth and represented on the Merger Consideration Certificate, but without regard to whether such Merger Consideration is contributed to the Escrow Fund or issued in the form of Closing Date Parent Shares and excluding any Earn-Out Consideration) to be paid to the Founder, at the Effective Time, Parent shall withhold an amount of cash equal to fifty-four percent (54%) of such Merger Consideration (the “Holdback Amount”), which shall be retained by Parent. Interest shall accrue, and shall be payable annually, on the unpaid balance of such Holdback Amount at a per annum rate equal to the short-term “applicable Federal rate” determined under Section 1274(d) of the Code. On each of the first and second anniversaries of the Effective Time (or, if such anniversary falls on other than a Business Day, then the next succeeding Business Day) and the Business Day immediately prior to the third anniversary of the Effective Time, Parent shall pay to Founder an amount equal to thirty-three and one-third percent (33 1/3%) of the total Holdback Amount, together with all accrued but unpaid interest thereon through such date. Parent’s payment obligations set forth in the preceding sentence are absolute and unconditional and Parent shall have no right to offset against or withhold or deduct from such payments any amounts including, without limitation, any amounts any Parent Indemnitee may be seeking pursuant to Section 6 or Section 10 of this Agreement.

(ii) Closing Date Parent Shares. Notwithstanding anything to the contrary contained in this Agreement, Founder shall receive ten percent (10%) of his portion of the Merger Consideration (as set forth and represented on the Merger Consideration Certificate, but without regard to whether such Merger Consideration is contributed to the Escrow Fund or issued in the form of Closing Date Parent Shares and excluding any Earn-Out Consideration) in the form of Parent Common Stock in lieu of cash. At the Effective Time, Parent shall withhold an amount equal to ten percent (10%) of the Merger Consideration payable to Founder (as set forth and represented on the Merger Consideration Certificate, but without regard to whether such Merger Consideration is contributed to the Escrow Fund or issued in the form of Closing Date Parent Shares and excluding any Earn-Out Consideration) and, in lieu of delivering such portion of Founder’s Merger Consideration to the Payment Agent, Parent shall retain such portion of Founder’s Merger Consideration and deliver to Founder the Closing Date Parent Shares, which shall be validly issued, fully paid and nonassessable.

(e) Adjustments. In calculating the consideration payable under this Section 1.5, Parent shall be entitled to rely on the representations and warranties contained in Section 2.3, the Company Closing Certificate and the Merger Consideration Certificate. If such representations and warranties or Certificates are not accurate, Parent shall have the right to adjust the Merger Consideration accordingly and, notwithstanding anything else to the contrary contained in this Agreement, in no event shall the aggregate merger consideration payable by Parent, Merger Sub or the Surviving Corporation to the holders of equity interests in the Company (including the holders of Company Options, RSUs and Company Warrants) in connection with the Merger contemplated hereby exceed such consideration payable assuming such representations and warranties contained in Section 2.3, the Company Closing Certificate and the Merger Consideration Certificate are accurate. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or pays any dividend on Company Common Stock payable in Company Common Stock or in any right to acquire Company Common Stock, or effects a subdivision of the outstanding shares of Company Common Stock into a greater number of shares of Company Common Stock, or in the event the outstanding shares of Company Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Common Stock, or a record date with respect to any of the foregoing shall occur during such period, then the amounts payable in respect of shares of Outstanding Capital Stock pursuant to Section 1.5 and the amounts payable in respect of shares of Company Common Stock subject to Outstanding In-the-Money Options, RSUs, and Outstanding Warrants pursuant to Section 1.6 shall be appropriately adjusted.

(f) Earn-Out Consideration. Notwithstanding anything herein to the contrary, each holder of Outstanding Capital Stock shall have the right to receive his, her or its Post-Closing Pro Rata Share of the Earn-Out Consideration, if any, as and when payable, as calculated and determined in the manner set forth in Exhibit E.

1.6 Treatment of Company Options, Company Warrants and Restricted Stock Units.

(a) Stock Options. Subject to Sections 1.5(c), 1.5(d), 1.5(e), 1.8(h) 1.9 and 1.11, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive, an amount in cash equal to: (A) the product of (1) the Per Share Amount multiplied by (2) the aggregate number of shares of Company Common Stock purchasable under such Company Option; minus (B) the product of (1) the exercise price per share of Company Common Stock subject to such Company Option multiplied by (2) the aggregate number of shares of Company Common Stock purchasable under such Company Option (it being understood that, if the exercise price payable in respect of a share of Company Common Stock subject to any Company Option that is unexercised and outstanding as of immediately prior to the Effective Time exceeds the Per Share Amount (an “Underwater Option”), then the amount payable hereunder with respect to such Company Option shall be zero) (each Company Option that is unexercised and outstanding as of immediately prior to the Effective Time (after giving effect to any exercises of Company Options prior to the Effective Time), other than any Underwater Option, is referred to in this Agreement as an “Outstanding In-the-Money Option”)). Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Stock Plan or otherwise) to effectuate the provisions of this Section 1.6(a) and to ensure that, from and after the Effective Time, each holder of an Outstanding In-the-Money Option cancelled as provided in this Section 1.6(a) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.6(a) and Section 1.11, without interest (except as otherwise set forth herein or therein).

(b) Warrants. Prior to the Closing, to the extent not already provided for in connection with such Company Warrants, the Company shall cause to be amended each agreement evidencing Company Warrants to purchase shares of Company Common Stock (a “Company Warrant”) that is outstanding as of the date of this Agreement (each such Company Warrant being referred to herein as an “Outstanding Warrant”; and each such amendment being referred to herein as a “Warrant Surrender

Agreement”) to provide that each such Company Warrant shall be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof be converted into the right to receive, subject to Sections 1.5(c), 1.5(d), 1.5(e), 1.8(h) 1.9 and 1.11, an amount in cash equal to: (A) the product of (1) the Per Share Amount multiplied by (2) the aggregate number of shares of Company Common Stock purchasable under such Company Warrant immediately prior to such cancellation, termination and extinguishment; minus (B) the product of (1) the exercise price per share of Company Common Stock under such Company Warrant multiplied by (2) the aggregate number of shares of Company Common Stock purchasable under such Company Warrant immediately prior to such cancellation, termination and extinguishment (it being understood that, if the exercise price payable in respect of such share of Company Common Stock issuable under any Company Warrant exceeds the Per Share Amount, the amount payable hereunder with respect to such Company Warrant shall be zero).

(c) Warrant Surrender Agreement. Each Warrant Surrender Agreement shall be in form and substance reasonably satisfactory to Parent, and the Company shall provide Parent with a copy of each Warrant Surrender Agreement as promptly as practicable following its execution. The Company shall take all actions that may be necessary to ensure each holder of an Outstanding Warrant cancelled as provided in Section 1.6(b) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in Section 1.6(b) and Section 1.11, without interest (except as otherwise set forth herein or therein).

(d) RSUs. Subject to Sections 1.5(c), 1.5(d), 1.5(e), 1.8(h) 1.9 and 1.11, prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of restricted stock units (“RSUs”) with respect to shares of Company Common Stock granted pursuant to a Company Stock Plan shall vest in full and be cancelled and, in exchange therefor, each holder thereof shall be entitled to receive an amount in cash equal to the product of (A) the Per Share Amount multiplied by (B) the aggregate number of shares subject to such holder’s outstanding award(s) of RSUs.

(e) Payment. Parent: (i) shall cause to be paid through the payroll services of the Company or Parent to each holder of an Outstanding In-the-Money Option or RSU (other than Outstanding In-the-Money Options and RSUs with respect to which the Company has no Tax withholding obligations (“Non-Employee Equity Award”)), the consideration specified in Section 1.6 and, to the extent applicable, Section 1.9(c)(i) or (ii) and Section 1.11, without interest, less applicable withholding Taxes; and (ii) shall cause to be paid by the Payment Agent (as defined in Section 1.8(a)): (A) to each holder of a Non-Employee Equity Award the consideration specified in Section 1.6, without interest, and (B) to each holder of an Outstanding Warrant that delivers a duly executed Warrant Surrender Agreement to Parent, the consideration specified in Section 1.6(b), without interest. Any payments required to be made to holders of Outstanding In-the-Money Options or RSUs pursuant to Section 1.6 shall be paid as promptly as practicable following the Effective Time and any payments required to be made pursuant to Section 1.9(c)(i) or (ii) or Section 1.11 (subject to the terms set forth in Exhibit E), if applicable, shall be made as promptly as practicable following the final determination of the amounts due to the Effective Time Holders under those provisions. The parties intend that any deferred payments under this Agreement with respect to any Outstanding In-the-Money Option or RSU shall be governed by the provisions of Treasury Regulation Section 1.409A-3(i)(5)(iv)(A), and the provisions of this Agreement shall be interpreted and applied consistently with such intent.

(f) Earn-Out Consideration. Notwithstanding anything herein to the contrary, each holder of Outstanding In-the-Money Options, Outstanding Warrants or RSUs shall have the right to receive his, her or its Post-Closing Pro Rata Share of the Earn-Out Consideration, if any, as and when payable, as calculated and determined in the manner set forth in Exhibit E.

1.7 Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Company Common Stock held by a holder who is entitled to exercise, has exercised and has properly perfected a demand for dissenters’ rights with respect to such holder’s shares of Company Common Stock in accordance with Chapter 23B.13 of the WBCA and as of the Closing has not failed to perfect, has not effectively withdrawn and has not lost such holder’s dissenters’ rights under the WBCA (the “Dissenting Shares”) shall not be converted into or exchangeable for the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the WBCA. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and the Effective Time Holders shall not be entitled to any portion of such retained Merger Consideration.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.7(a), if any holder of shares of Company Common Stock entitled to exercise and who exercises dissenters’ rights with respect to such holder’s shares under the WBCA shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s dissenters’ right under the WBCA, then as of the Closing or the occurrence of such event, whichever occurs later, such holder’s shares of Company Common Stock shall automatically be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the applicable Merger Consideration, without interest thereon.

(c) Notice of Dissenting Shares. The Company shall give Parent: (i) prompt notice of any exercise of dissenters’ rights with respect to shares of Company Common Stock received by the Company, withdrawals of any such exercise of dissenters’ rights, and any other instruments or notices served or otherwise delivered pursuant to the WBCA and received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such exercise of dissenters’ rights, subject to the terms of Section 10.7. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for dissenters’ rights with respect to shares of Company Common Stock or offer to settle any such demands. Each holder of Dissenting Shares who, pursuant to the provisions of the WBCA, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor but only after the value therefor has been agreed upon or finally determined pursuant to such provisions. Any portion of the Merger Consideration that would otherwise have been payable with respect to Dissenting Shares if such Shares were not Dissenting Shares will be retained by Parent.

1.8 Exchange of Certificates and Payment.

(a) Payment Agent. JPMorgan Chase Bank, N.A. shall act as payment agent in the Merger (the “Payment Agent”). On or immediately after the Effective Time, Parent shall deposit with the Payment Agent for the benefit of the Non-Dissenting Shareholders and the holders of Non-Employee Equity Awards and Outstanding Warrants, cash sufficient to pay the Merger Consideration (excluding the Escrow Amount (which shall be deposited with the Escrow Agent), Holdback Amount, the amount issued to Founder in the form of Closing Date Parent Shares pursuant to Section 1.5(d) and any Earn-Out Consideration). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will be instructed to invest the funds included in the Payment Fund in the manner directed by Parent and the Payment Fund shall be held in accordance with the terms of this Agreement and the terms of the Payment Agent Agreement. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent. The Company shall deliver Form W-9’s for all holders of Non-Employee Equity Awards to the Payment Agent.

(b) Letter of Transmittal. To the extent not previously delivered, the Payment Agent shall as soon as possible following the Effective Time (but in no event later than two (2) Business Days thereafter), mail to each Person who is a record holder of Outstanding Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal in substantially the form attached hereto as Exhibit D (a “Letter of Transmittal”); and (ii) instructions for use in effecting the exchange of Company Stock Certificates for the Merger Consideration, if any, payable with respect to such shares of Company Common Stock. Upon the surrender to the Payment Agent of a Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.8(e)), together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Stock Certificate shall, subject to Section 1.8(h), if applicable, be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 1.5(a) or Section 1.5(d), and the Company Stock Certificate so surrendered shall forthwith be cancelled. From and after the Effective Time, each Company Stock Certificate which prior to the Effective Time represented shares of Company Common Stock shall be deemed to represent only the right to receive the Merger Consideration, if any, payable with respect to such shares, and the holder of each such Company Stock Certificate shall cease to have any rights with respect to the shares of Company Common Stock formerly represented thereby except as provided in this Agreement.

(c) Payments to Others. If payment of Merger Consideration in respect of shares of Company Common Stock converted pursuant to Section 1.5 is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate is registered, it shall be a condition to such payment (i) that the Company Stock Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and (ii) that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Company Stock Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d) Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, certificates for shares of Outstanding Capital Stock (“Company Stock Certificates”) are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in Section 1.5. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate.

(e) Lost Certificates. In the event any Company Stock Certificate representing shares of Outstanding Capital Stock shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and indemnification agreement in form acceptable to Parent as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

(f) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed to Effective Time Holders as of the date that is one hundred eighty (180) days after the date of this Agreement shall be delivered to Parent upon demand, and Effective Time Holders who have not theretofore received their respective Pro Rata Shares of the Merger Consideration in accordance with Section 1.5 and 1.6, shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration (subject to abandoned property, escheat or similar Legal Requirements).

(g) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Effective Time Holder or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar applicable Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed by Effective Time Holders three (3) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

(h) Withholding. Each of the Payment Agent, the Escrow Agent, Parent, the Company, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement (including all amounts payable from funds contributed to the Escrow Fund in accordance with Section 1.5(c)) such amounts as Parent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9 Post-Closing Adjustment to Merger Consideration.

(a) Calculation. As promptly as practicable, but in no event later than ninety (90) days following the Closing Date, the Surviving Corporation shall (i) prepare or cause to be prepared in accordance with GAAP an unaudited balance sheet of the Company as of immediately prior to the Effective Time (the “Parent Closing Balance Sheet”), together with a statement (the “Parent Closing Date Schedule”) setting forth in reasonable detail the Surviving Corporation’s calculation of (A) the Closing Cash Amount, (B) the Closing Current Asset Amount, and (C) the Closing Deductions ((A), (B) and (C), collectively, the “Closing Adjustments”) and (ii) deliver to the Securityholders’ Agent the Parent Closing Balance Sheet and the Parent Closing Date Schedule.

(b) Review/Disputes.

(i) From and after the Effective Time, the Surviving Corporation shall provide the Securityholders’ Agent and any accountants or advisors retained by the Securityholders’ Agent with reasonable access, during normal business hours, to the relevant books and records of the Surviving Corporation used by the Surviving Corporation in the preparation of, or otherwise reasonably relevant to, the Parent Closing Balance Sheet and the Parent Closing Date Schedule. If the Securityholders’ Agent disputes the calculation of one or more of the Closing Adjustments set forth in the Parent Closing Balance Sheet or the Parent Closing Date Schedule, then the Securityholders’ Agent shall deliver a written notice (a “Dispute Notice”) to the Surviving Corporation at any time during the thirty (30) day period commencing upon receipt by the Securityholders’ Agent of the Parent Closing Balance Sheet and the Parent Closing Date Schedule (the “Review Period”). The Dispute Notice shall set forth the basis for the dispute of any such calculation in reasonable detail.

(ii) If the Securityholders’ Agent does not deliver a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, the Surviving Corporation’s calculation of the Closing Adjustments set forth in the Parent Closing Balance Sheet and the Parent Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Corporation, the Securityholders’ Agent and the Effective Time Holders for all purposes of this Agreement.

(iii) If the Securityholders’ Agent delivers a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, then the Securityholders’ Agent and the Surviving Corporation shall use commercially reasonable efforts in good faith to reach agreement on the disputed portion of the Closing Adjustments within the thirty (30) day period commencing upon receipt by the Surviving Corporation of the Dispute Notice. If the Securityholders’ Agent and the Surviving Corporation are unable to reach agreement on the disputed portion of the Closing Adjustments within such thirty (30) day period, then either the Surviving Corporation or the Securityholders’ Agent may submit the unresolved objections to a national accounting firm reasonably acceptable to both the Surviving Corporation and the Securityholders’ Agent (such firm, and any successor thereto, being referred to herein as the “Accounting Firm”), and such Accounting Firm shall be directed by the Surviving Corporation and the Securityholders’ Agent to resolve the unresolved objections in accordance with the immediately following sentence. In connection with the resolution of any such dispute by the Accounting Firm: (A) each of the Surviving Corporation and the Securityholders’ Agent shall have a reasonable opportunity to meet with the Accounting Firm to provide their views as to any disputed issues with respect to the calculation of the disputed portion of the Closing Adjustments, (B) the Accounting Firm shall determine the Closing Adjustments in accordance with the terms of this Agreement as promptly as reasonably practicable (and in any event, within sixty (60) days of its engagement) and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Securityholders’ Agent and the Surviving Corporation and (C) the determination made by the Accounting Firm of the Closing Adjustments shall be final and binding on Parent, the Surviving Corporation, the Securityholders’ Agent and the Effective Time Holders for all purposes of this Agreement, absent manifest error. In calculating the Closing Adjustments, the Accounting Firm (x) shall be limited to addressing the particular disputes referred to in the Dispute Notice and (y) for each component of the Closing Adjustments, such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Securityholders’ Agent or the Surviving Corporation, and no less than the lower amount calculated by the Securityholders’ Agent or the Surviving Corporation, as the case may be. The Expert Calculations shall reflect in detail the differences, if any, between the Closing Adjustments reflected therein and the Closing Adjustments set forth in the Parent Closing Balance Sheet and Parent Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne by the party whose positions generally did not prevail in such determination or, if the Accounting Firm determines that neither party could be fairly found to be the prevailing party, then such fees and expenses shall be borne equally by the Surviving Corporation and the Securityholders’ Agent.

(c) Payment Upon Final Determination of Adjustments.

(i) If (A) the Purchase Price, calculated based on the Closing Adjustments as finally determined in accordance with Section 1.9(b), is less than (B) the Purchase Price set forth in the Merger Consideration Certificate (the positive amount of such difference, the “Closing Adjustments Shortfall”), then Parent and the Securityholders’ Agent shall, no later than two (2) Business Days after such determination, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Working Capital Escrow Fund an amount in cash equal to the Closing Adjustments Shortfall by delivery of immediately available funds to Parent and to pay the remaining portion of the Working Capital Escrow Fund (if any) to the Effective Time Holders on a Pro Rata Share basis (with the portion allocable to holders of Outstanding In-the-Money Options and RSUs (other than Non-Employee Equity Awards) to be paid in a manner consistent with Section 1.6(e)). If the Closing Adjustment Shortfall exceeds the Working Capital Escrow Fund, then Parent shall be entitled to receive a distribution from the Indemnity Escrow Fund in the amount of such shortfall, and Parent and the Securityholders’ Agent shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Indemnity Escrow Fund an amount in cash equal to such shortfall.

(ii) If (A) the Purchase Price, calculated based on the Closing Adjustments as finally determined in accordance with Section 1.9(b), is greater than (B) the Purchase Price set forth in the Merger Consideration Certificate (such amount, the “Parent Underpayment”), then (I) Parent shall, or shall cause the Surviving Corporation to, no later than two (2) Business Days after such determination (or, with respect to any Effective Time Holder that has not exchanged such Effective Time Holder’s Company Stock Certificates pursuant to Section 1.8, then upon such exchange by such Effective Time Holder), pay directly to (or fund the Payment Agent and cause the Payment Agent to pay to) each Effective Time Holder by delivery of immediately available funds such Effective Time Holder’s Post-Closing Pro Rata Share of the Parent Underpayment (provided that the portion allocable to holders of Outstanding In-the-Money Options and RSUs (other than Non-Employee Equity Awards) will be paid in a manner consistent with Section 1.6(e)), and (II) Parent and the Securityholders’ Agent shall, no later than two (2) Business Days after such determination, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to pay the Working Capital Escrow Fund to the Effective Time Holders on a Pro Rata Share basis (with the portion allocable to holders of Outstanding In-the-Money Options and RSUs (other than Non-Employee Equity Awards) to be paid in a manner consistent with Section 1.6(e)).

(d) Nothing in this Section 1.9 shall limit any rights of any Indemnitee as set forth in Sections 6 or 10.

1.10 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

1.11 Earn-Out. In addition to the payments contemplated by Sections 1.5 and 1.6, the Effective Time Holders shall have the right to receive as additional Purchase Price cash proceeds up to an aggregate amount of $350,000,000, based upon 2015 Adjusted EBITDA, calculated in accordance with Exhibit E, and Parent shall pay to such Persons additional cash proceeds as calculated and determined in the manner set forth in Exhibit E. Such right to receive additional Purchase Price pursuant to this Section 1.11 shall not be represented by a certificate or other instrument, shall not represent an ownership interest in Parent or the Surviving Corporation and shall not entitle the Effective Time Holders to any rights common to any holder of any equity security of Parent.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter prepared by the Company and delivered to Parent concurrently with the execution of this Agreement setting forth exceptions to the Company’s representations and warranties set forth in this Section 2 (notwithstanding any reference to, or absence of, a specific exception in any provision in Section 2 below), the Company represents and warrants to Parent and Merger Sub, to and for the benefit of the Parent Indemnitees, as follows:

2.1 Organizational Matters.

(a) Organization; Qualification. Each of the Acquired Companies is duly organized, and is validly existing and in good standing (or its equivalent), under the laws of the jurisdiction of its formation. Each of the Acquired Companies has full corporate or limited liability company power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and operate its assets in the manner in which its assets are currently owned and operated; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound. Each of the Acquired Companies is qualified, licensed or admitted to do business as a foreign corporation or foreign limited liability company, as applicable, and is in good standing (or its equivalent), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission, except for any failures to be so qualified, licensed or admitted to do business, individually or in the aggregate, that have not had a Material Adverse Effect. Part 2.1(a) of the Disclosure Letter accurately sets forth each jurisdiction where an Acquired Company is qualified, licensed and admitted to do business.

(b) Directors and Officers. Part 2.1(b) of the Disclosure Letter accurately sets forth: (i) the names of the members of the board of directors (or similar body) of each of the Acquired Companies; (ii) the names of the members of each committee of the board of directors (or similar body) of each of the Acquired Companies; and (iii) the names and titles of the officers of each of the Acquired Companies.

(c) Subsidiaries. Except as set forth in Part 2.1(c) of the Disclosure Letter, the Company owns, of record and beneficially, one hundred percent (100%) of the issued shares of capital stock or member interests and other securities of each of the other Acquired Companies. Except for the equity interests identified in Part 2.1(c) of the Disclosure Letter, none of the Acquired Companies owns, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. None of the Acquired Companies (i) is obligated to make any future investment in or capital contribution to any Entity or (ii) is subject to an outstanding guaranty for, or has agreed to be responsible or liable for, any obligation of any Entity (other than the Acquired Companies).

2.2 Charter Documents; Records. The Company has made available to Parent accurate and complete copies of: (a) the Articles of Incorporation and bylaws (or equivalent governing documents), including all amendments thereto, of each of the Acquired Companies (the “Charter Documents”); and (b) the minutes and other records of the meetings and other proceedings of the shareholders, the board of directors (or other similar body) and all committees of the board of directors (or other similar body) of each of the Acquired Companies since January 1, 2011, except for such portions of the minutes of the boards of directors or committees of the boards of directors of the Acquired Companies that relate to the consideration by such directors of the transactions contemplated hereby (including the Merger) and other similar strategic transactions. There has been no violation of any of the provisions of the Charter Documents of any of the Acquired Companies. The books of account, stock records, minute books and other records of each of the Acquired Companies are accurate and complete in all material respects, and have been maintained in accordance with all applicable Legal Requirements in all material respects. There are no outstanding powers of attorney executed by or on behalf of any Acquired Company (except, in the case of a Subsidiary, in favor of the Company).

2.3 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 70,000,000 shares of Company Common Stock, of which 41,669,196 shares are issued and outstanding as of the date of this Agreement. There are no shares of capital stock of the Company having preferential rights to dividends. The Company has never declared or paid any dividends on any shares of Company Common Stock. Part 2.3(a) of the Disclosure Letter sets forth the names of the Company’s shareholders, the last known addresses of each of the Company’s shareholders as reflected in the books and records of the Company and the class, series and number of shares of Company Common Stock owned of record by each of such shareholders as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and none of such shares is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws).

(b) Stock Options. The Company has reserved 19,198,000 shares of Company Common Stock for issuance under the Company Stock Plan of which options with respect to 7,885,918 shares are outstanding as of the date of this Agreement. Part 2.3(b) of the Disclosure Letter accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement, the Company Option Information. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in all material respects in accordance with the terms of the applicable Company Stock Plan and all other applicable Legal Requirements, the per share exercise price of each Company Option was equal to the fair market value of a share of Company Common Stock on the applicable Grant Date and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. As of the Effective Time, no former holder of a Company Option will have any rights with respect to such Company Option other than the rights contemplated by Section 1.6. The Company has delivered to Parent accurate and complete copies of the Company Stock Plan, each form of agreement used thereunder and each Contract pursuant to which any Company Option is outstanding. The terms of the Company Stock Plan or the Contracts evidencing the Company Options authorize the cancellation of the Company Options contemplated by Section 1.6 without any required consent or approval of the holders of such Company Options.

(c) RSUs. As of the date of this Agreement, 5,047,100 RSUs are issued and outstanding. Part 2.3(c) of the Disclosure Letter accurately sets forth, with respect to each RSU award that is outstanding as of the date of this Agreement, the RSU Information. The Company has complied in all material respects with all applicable Legal Requirements with respect to the RSUs, including with respect to any Tax Liabilities or requirements imposed by any applicable Legal Requirement. The Company has delivered to Parent accurate and complete copies of each form of agreement pursuant to which any RSUs are outstanding.

(d) Warrants. Part 2.3(d) of the Disclosure Letter accurately sets forth, with respect to each Company Warrant that is outstanding as of the date of this Agreement, the Warrant Information. The Company has delivered to Parent accurate and complete copies of each Contract pursuant to which any Company Warrant is outstanding. Each Company Warrant will have been exercised by the holder thereof prior to the Effective Time or else the holder of such Company Warrant shall have agreed that such Company Warrant shall be terminated at the time of the Closing in exchange for the cash payment contemplated by Section 1.6(b). As of the Effective Time, no former holder of a Company Warrant will have any rights with respect to such Company Warrant, other than the right to receive cash in respect thereof (if any) as contemplated by Section 1.6(b).

(e) SARs. As of the date of this Agreement, 995,450 awards of stock appreciation rights corresponding to shares of Company Common Stock (“Company SAR Awards”) are issued and outstanding. Part 2.3(e) of the Disclosure Letter accurately sets forth, with respect to each Company SAR Award that is issued and outstanding as of the date of this Agreement, the Company SAR Information. Each of the Company SAR Awards is fully vested. The Company has made available to Parent accurate and complete copies of each Acquired Company Employee Plan and Contract pursuant to which the Company SAR Awards were granted. The Company has complied in all material respects with all applicable Legal Requirements with respect to the Company SAR Awards, including with respect to any Tax Liabilities or requirements imposed by any applicable Legal Requirement.

(f) No Other Securities. Except as set forth in Part 2.3(a)-2.3(e) of the Disclosure Letter, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of or interest in Company Common Stock or other securities of the Company; (ii) outstanding security, instrument or obligation (including any share or award of restricted stock, restricted stock unit, deferred stock or deferred stock unit or similar award) that is or may become convertible into or exchangeable for any shares of Company Common Stock (or cash based on the value of such shares) or other securities of the Company; or (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of or interests in Company Common Stock or other securities, including any promise or commitment to grant Company Options or any other securities of the Company to an employee of or other service provider to any of the Acquired Companies. As of the Effective Time, subject to Section 1.5, there will be no outstanding options, warrants, convertible notes or other rights to purchase or otherwise acquire shares of Company Common Stock.

(g) Legal Issuance. All outstanding shares of Company Common Stock, all outstanding Company Options, RSUs and Company Warrants and all other securities that have been issued or granted by the Company have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding shares of Company Common Stock were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 2.3(g) of the Disclosure Letter accurately identifies each Acquired Company Contract relating to any securities of any of the Acquired Companies that contains any information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(h) Repurchased Shares. Except as set forth on Part 2.3(h) of the Disclosure Letter, all shares of capital stock of the Company ever repurchased, redeemed, converted or cancelled by the Company were repurchased, redeemed, converted or cancelled in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts.

(i) Merger Consideration. The allocation of Merger Consideration among the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time in the manner contemplated by Section 1.5 is in all respects consistent with, and determined in accordance with, the applicable provisions of the Articles of Incorporation of the Company and any applicable Acquired Company Contract.

(j) Subsidiary Shares. All of the shares of each of the Subsidiaries of the Company are owned by the Company free and clear of any Encumbrance (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). The outstanding shares or equity interests, as applicable, of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all applicable securities laws and other applicable Legal Requirements and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of such Subsidiaries. There are no options, warrants or other rights outstanding to subscribe for or purchase any shares or other securities of the Subsidiaries of the Company and such Subsidiaries are not subject to any Contract or Order under which any of such Subsidiaries is or may become obligated to sell or otherwise issue any shares or other securities. There are no preemptive rights applicable to any shares of any of the Subsidiaries of the Company. None of the Subsidiaries of the Company have the right to vote on or approve the Merger or any of the other transactions contemplated by this Agreement.

(k) Ungranted Awards. Part 2.3(k) of the Disclosure Letter identifies each Acquired Company Service Provider with an offer letter, other employment Contract or other arrangement that contemplates a grant of options to purchase shares of Company Common Stock or other equity awards with respect to Company Common Stock, or who has otherwise been promised options to purchase shares of Company Common Stock or other equity awards with respect to Company Common Stock, which options or other equity awards have not been granted as of the date of this Agreement, together with the number of such options or other equity awards and any promised terms thereof.

2.4 Financial Statements and Related Information.

(a) Financial Statements. The Company has made available to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheets of the Acquired Companies as of each of December 31, 2013, December 31, 2012 and December 31, 2011, and the related audited consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity (deficit) and consolidated statements of cash flows for the years then-ended, together with the notes thereto; and (ii) the unaudited consolidated balance sheet of the Acquired Companies as of September 30, 2014 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of operations, statement of stockholders’ equity and statement of cash flows for the nine (9) months then-ended. The Company Financial Statements present fairly in all material respects the financial position of the Acquired Companies as of the respective dates thereof and the results of operations and cash flows of the Acquired Companies for the periods covered thereby. The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except as disclosed therein, and, in the case of the Unaudited Interim Balance Sheet and the related unaudited consolidated statement of operations, statement of stockholders’ equity and statement of cash flows for the nine (9) months then-ended, except for normal year-end adjustments, none of which, individually or in the aggregate, are material, and the omission of footnote disclosures required by GAAP.

(b) Internal Controls. The Acquired Companies have implemented internal controls over financial reporting which are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and to permit preparation of financial statements in conformity with GAAP. The books, records and accounts of the Acquired Companies accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Acquired Companies in all material respects. The Acquired Companies have taken and currently take all actions necessary to provide reasonable assurance that: (i) material transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to maintain accountability for assets; and (iii) access to material assets is permitted only in accordance with management’s general or specific authorization.

(c) Insider Receivables and Insider Payables. Other than amounts payable by the Acquired Companies to employees of the Acquired Companies with respect to ordinary course travel and business expenses, none of which are material, as of the date of this Agreement, there are no: (i) amounts (including any Indebtedness) owed to any Acquired Company by any shareholder of the Company (“Insider Receivables”) as of the date of this Agreement; or (ii) amounts owed by any Acquired Company to any shareholder of the Company (“Insider Payables”). There will be no outstanding Insider Receivables or Insider Payables as of the Effective Time.

(d) Business Metrics. The information set forth in Part 2.4(d) of the Disclosure Letter is accurate and complete in all material respects.

2.5 No Liabilities; Indebtedness.

(a) Absence of Liabilities. None of the Acquired Companies has any Liabilities of any nature, whether accrued, absolute, contingent, matured, unmatured or otherwise, other than: (i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (ii) Liabilities incurred by each of the Acquired Companies since the date of the Unaudited Interim Balance Sheet in the ordinary course of business and consistent with such Acquired Company’s past practices; (iii) Liabilities under the Acquired Company Contracts (excluding Liabilities arising as a result of a breach of or default under any such contract by an Acquired Company); (iv) Liabilities incurred in connection with the transactions contemplated by this Agreement, including the Company Transaction Expenses; and (v) the Liabilities identified in Part 2.5(a) of the Disclosure Letter.

(b) Indebtedness. Part 2.5(b) of the Disclosure Letter sets forth a complete and correct list of each item of Indebtedness outstanding as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed, the title of the instrument under which such Indebtedness is owed and the estimated amount of such Indebtedness as of the close of business on the date of this Agreement. No Indebtedness contains any restriction upon the prepayment of any of such Indebtedness,. With respect to each item of Indebtedness, none of the Acquired Companies is in default and no payments are past due. Neither the consummation of the Merger nor the execution, delivery or performance of this Agreement or any of the Transaction Documents will result in a default or breach of the terms of, or accelerate the maturity of or performance under, any conditions, covenants or other terms of any such Indebtedness. None of the Acquired Companies is subject to an outstanding guaranty for, or is responsible or has any Liability for, any Indebtedness of any other Person.

(c) No “Off-Balance Sheet” Arrangements. None of the Acquired Companies is party to any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

2.6 Absence of Changes. Since December 31, 2013:

(a) there has not been any Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or would reasonably be expected to, individually or in the aggregate, have or result in a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Acquired Companies’ material assets (whether or not covered by insurance); and

(c) none of the Acquired Companies has taken any action that would have been prohibited or otherwise restricted under Section 4.2 (other than Section 4.2(k)) hereof, had such action been taken during the Pre-Closing Period.

2.7 Title to Assets. Each of the Acquired Companies owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets purported to be owned by it reflected on the Unaudited Interim Balance Sheet (other than assets disposed of after the date thereof in the ordinary course of business and consistent with past practices of the Acquired Companies); (ii) all assets referred to in Part 2.10(a) of the Disclosure Letter and all of the rights of the Acquired Companies under the Contracts identified in Part 2.11(a) of the Disclosure Letter; and (iii) all other assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies. All of said assets are owned by the Acquired Companies free and clear of any liens or other Encumbrances, except for Permitted Encumbrances. Part 2.7(a) of the Disclosure Letter identifies all assets of any of the Acquired Companies that are being leased to any of the Acquired Companies and that involve lease payments of more than $50,000 annually. The assets and legal rights of the Acquired Companies collectively constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Acquired Companies, as a whole, to conduct their businesses in the manner in which such businesses are currently being conducted in all material respects. The representations and warranties contained in this Section 2.7 are not intended to apply to Intellectual Property or Intellectual Property Rights, which are specifically covered by Section 2.10.

2.8 Bank Accounts. Part 2.8 of the Disclosure Letter provides the following information with respect to each account maintained by or for the benefit of any of the Acquired Companies at any bank or other financial institution: (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account.

2.9 Equipment; Real Property. All material items of equipment, fixtures and other tangible assets owned by or leased to any of the Acquired Companies are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are in a condition that is adequate for the conduct of each of the Acquired Companies’ respective businesses in the manner in which such businesses are currently being conducted in all material respects. None of the Acquired Companies has ever owned any real property. None of the Acquired Companies is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. None of the Acquired Companies owns any interest in real property, except for the leaseholds created under the real property leases, subleases, licenses or occupancy agreements identified in Part 2.9(b) of the Disclosure Letter (the “Real Property Leases”) and the real property subject to such Real Property Leases (the “Properties”). None of the Acquired Companies has assigned, transferred or pledged any interest in any of the Real Property Leases. To the Knowledge of the Company, neither the whole nor any part of the Properties is subject to any pending suit for condemnation or other taking by any public authority, nor has any such condemnation or other taking threatened or contemplated. There are no leases, subleases, licenses, or other agreements granting to any Person the right of use or occupancy of any portion of the Properties (except under the Real Property Leases).

2.10 Intellectual Property.

(a) Registered IP. Part 2.10(a) of the Disclosure Letter accurately identifies each item of Registered IP that is Acquired Company-Owned IP, including:

(i) all Patents, including the country of filing, owner, filing number, date of issue or filing, expiration date and title;

(ii) all registered trademarks and applications for registration of trademarks, including country of filing, description of goods or services, registration or application number and date of issue;

(iii) all registered copyrights and applications for registration of copyrights, including description of the work, country of filing, owner, filing number, date of issue and expiration date; and

(iv) all registered internet domain names.

Part 2.10(a) of the Disclosure Letter also identifies any other Person that has or to the Knowledge of the Company, purports to have an ownership interest in any item of Registered IP and the nature of such ownership interest.

(b) Unregistered IP. Part 2.10(b) of the Disclosure Letter accurately identifies (i) each item of Acquired Company-Owned IP that is not Registered IP and that is material to the business of any of the Acquired Companies in the manner in which its business is currently being conducted and (ii) any other Person who has or, to the Knowledge of the Company, purports to have an ownership interest of any nature (whether exclusively or jointly with another Person) in such item of Acquired Company-Owned IP and the nature of such ownership interest. The Company has made available to Parent complete and accurate copies of all material documents related to each such item of Acquired Company-Owned IP identified in Part 2.10(b) of the Disclosure Letter.

(c) Inbound Licenses. Part 2.10(c) of the Disclosure Letter accurately identifies each Contract pursuant to which any Third Party IP is licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than (A) licenses to Open Source Code, (B) non-exclusive licenses to “off-the-shelf” third party Computer Software that is generally available on standard commercial terms, and is not otherwise material to any Acquired Company’s business, (C) any Contract between any of the Acquired Companies and any of its employees in the standard form thereof made available to Parent prior to the date hereof and (D) any Contract for the license, development or acquisition of game content that is on a standard form made available to Parent prior to the date hereof in which the only deviations from such standard form are non-material business-related deviations, such as deviations in revenue share percentages, advance payment amounts, specific milestone deliverables and duration of exclusivity periods (in the case of exclusivity obligations undertaken by a third party for the benefit of any Acquired Company)). Except as set forth in Part 2.10(c) of the Disclosure Letter, none of the licenses or rights granted to any Acquired Company in any such Contract is exclusive.

(d) Outbound Licenses. Part 2.10(d) of the Disclosure Letter accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Acquired Company-Owned IP or any Acquired Company Product (excluding any Contract between any Acquired Company, on the one hand, and any end user of any Acquired Company Product, on the other hand, in the standard form thereof made available to Parent prior to the date hereof and under which such end user has been given a non-exclusive license to access or use such Acquired Company Product). None of the Acquired Companies is bound by, and no Acquired Company-Owned IP or Acquired Company Product is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to use, exploit, make available, assert or enforce any Acquired Company-Owned IP or any Acquired Company Product anywhere in the world.

(e) Royalty Obligations. Part 2.10(e) of the Disclosure Letter contains (i) a complete and accurate list of each Contract between any Acquired Company, on the one hand, and any Person with whom any of the Acquired Companies has a Contract for the license, development or acquisition of game content (each, a “Significant Developer”), on the other hand, which Significant Developers represent the top fifty (50) game content developers, by dollar amount for both the year ended December 31, 2013 and the period that began January 1, 2014 and ended October 15, 2014, to which the Acquired Companies have paid fees, commissions and other amounts, and (ii) an accurate summary of the royalties, fees, commissions and other amounts payable by any Acquired Company under each such Contract upon or for such use.

(f) Standard Form Acquired Company IP Contracts. To the extent that they exist, the Company has made available to Parent a complete and accurate copy of each standard form of Acquired Company IP Contract and any standard form of Contract under which a third party acquires access to or a right to use any Acquired Company Product, in each case used by any of the Acquired Companies at any time, including, if such Acquired Company IP Contract exists, each standard form of: (i) end user license agreement, developer agreement, subscription agreement, or terms of use or service (each, a “EULA”); (ii) development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or related Intellectual Property Rights or any confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or related Intellectual Property Rights or any confidentiality provision; (v) confidentiality or nondisclosure agreement; (vi) agreement to provide customer support; or (vii) data license agreement. None of the Acquired Companies has distributed or made available any Acquired Company Product except pursuant to a valid and enforceable by the respective Acquired Company in accordance with its terms end user license agreement or developer agreement in the form made available to Parent pursuant to this Section 2.10(f), subject to: (A) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors; and (B) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. Each user of any Acquired Company Web Site is subject to valid and enforceable by the respective Acquired Company in accordance with its terms web site terms of use in the form made available to Parent pursuant to this Section 2.10(f), subject to: (A) Legal Requirements of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors; and (B) Legal Requirements governing specific performance, injunctive relief and other equitable remedies. Part 2.10(f) of the Disclosure Letter accurately identifies (A) each Acquired Company IP Contract based on a standard form made available to Parent that deviates in any material respect from such standard form, including any agreement with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly reserved or retained any Intellectual Property or related Intellectual Property Rights related to any Acquired Company Product, provided, however, that the items disclosed in response to this subsection A do not include (1) variations in standard form contracts with respect to deviations in revenue share percentages, advance payment amounts, specific milestone deliverables, duration of exclusivity periods (in the case of exclusivity obligations undertaken by a third party for the benefit of any Acquired Company) and other non-material business-related deviations from such standard form agreement, or (2) any independent contractor or development agreement in which the counterparty retains all rights in and to its tools and engines used to create the deliverables if, in such agreement, the counterparty has granted to the applicable Acquired Company an irrevocable, perpetual, paid up, non-exclusive, transferable, worldwide right to license and use, reproduce, distribute, broadcast, transmit, perform, display and modify such tools or engines for purposes of fully exercising its rights in and to the deliverables, and (B) any advertising agreement that grants any exclusivity or preferred placement, restricts placement of advertising from other parties, deviates from any Acquired Company’s standard revenue share terms, or deviates from any Acquired Company’s standard data privacy or security terms.

(g) Ownership. Except as set forth in Part 2.10(g) of the Disclosure Letter, the Acquired Companies collectively exclusively own all right, title and interest in and to the Acquired Company-Owned IP, free and clear of any Encumbrances (other than (1) any inalienable moral or similar rights of third parties that cannot be assigned or waived under applicable Legal Requirements and (2) the licenses granted pursuant to the Contracts listed in Part 2.10(d) of the Disclosure Letter). Without limiting the generality of the foregoing:

(i) each Acquired Company Service Provider who is or was involved in the creation or development of any Acquired Company Product or of any Acquired Company-Owned IP for or on behalf of any Acquired Company has signed a valid and enforceable agreement containing (A) an irrevocable assignment to an Acquired Company of all Intellectual Property and related Intellectual Property Rights created or developed by such Acquired Company Service Provider in the course of that Acquired Company Service Provider’s work for any Acquired Company, including all Intellectual Property and related Intellectual Property Rights pertaining to any Acquired Company-Owned IP or Acquired Company Product (other than any inalienable moral or similar rights of third parties that cannot be assigned or waived under applicable Legal Requirements) and (B) confidentiality provisions protecting such Acquired Company Product, Intellectual Property and related Intellectual Property Rights; and, to the Knowledge of the Company, no such Acquired Company Service Provider has any obligation to any other Person with respect to such Acquired Company Product, Intellectual Property or related Intellectual Property Rights;

(ii) each Acquired Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets pertaining to the Acquired Companies, the Acquired Company IP, the Acquired Company Products, or the business of the Acquired Companies;

(iii) the Acquired Companies own or otherwise have, and after the Closing the Surviving Corporation and its Subsidiaries will continue to have, all Intellectual Property and related Intellectual Property Rights sufficient to conduct the business of the Acquired Companies as currently conducted and currently planned by the Acquired Companies to be conducted; and

(iv) no funding, facilities or personnel of any Governmental Body or any university or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Company-Owned IP.

(h) Valid and Enforceable. All Acquired Company-Owned IP that is Registered IP for which a registration has been issued or granted by the relevant Governmental Body is valid, subsisting and enforceable, and all Acquired Company-Owned IP that is Registered IP for which an application has been filed, but for which a registration has not been issued or granted by the relevant Governmental Body, is valid and subsisting. Without limiting the generality of the foregoing:

(i) no trademark or trade name owned or applied for by an Acquired Company and currently used in connection with any Acquired Company Product conflicts or interferes with, or is confusingly similar to, any trademark or trade name owned, used or applied for by any other Person, and each Acquired Company has taken reasonable steps to police the use of its trademarks;

(ii) no interference, opposition, cancellation, reissue, reexamination or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Acquired Company-Owned IP that is Registered IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the Knowledge of the Company, there is no basis for a claim that any Acquired Company-Owned IP that is Registered IP is invalid or, with respect to any Acquired Company-Owned IP that is Registered IP for which a registration has been issued or granted by the relevant Governmental Body, unenforceable;

(iii) as of the date of this Agreement, all registration, maintenance and renewal fees in respect of the Acquired Company-Owned IP that is Registered IP have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Acquired Company-Owned IP that is Registered IP; and

(iv) no act has been done or omitted to be done by the Acquired Companies, which has, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Acquired Company-Owned IP that is Registered IP or of giving any Person any rights with respect thereto.

(i) No Third Party Infringement of Acquired Company-Owned IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company-Owned IP. The Company has made available to Parent all documents regarding any actual, alleged or suspected infringement or misappropriation of any Acquired Company-Owned IP.

(j) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Company-Owned IP or any Acquired Company Product; (ii) a breach of or default under any material term of any Acquired Company IP Contract, or a right to terminate or suspend performance of any Acquired Company IP Contract; (iii) the release, disclosure or delivery of any Acquired Company-Owned IP or Acquired Company Product by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Company-Owned IP; or (v) by the terms of any Acquired Company IP Contract, a reduction of any royalties, revenue sharing, or other payments any of the Acquired Companies would otherwise be entitled to with respect to any Acquired Company-Owned IP.

(k) No Infringement of Third Party IP Rights. None of the Acquired Companies has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any (i) Intellectual Property Right of any other Person (excluding Patents) or (ii) to the Knowledge of the Company, Patents of any other Person. No Proprietary Acquired Company Software (and, to the Knowledge of the Company, no other Acquired Company Software) and no Acquired Company Product infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against any Acquired Company or, to the Knowledge of the Company, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to any such claim or Legal Proceeding, and none of the Acquired Companies has ever received any written communication or, to the Knowledge of the Company, any other form of communication, requesting, claiming, or demanding any of the foregoing with respect to any such claim or Legal Proceeding;

(ii) none of the Acquired Companies has ever received any written communication or, to the Knowledge of the Company, any other form of communication, relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Company, any Acquired Company Service Provider or other Representative of any Acquired Company of any Intellectual Property Rights of another Person (including, other than any such notice or other communication that a reasonable Person would consider under the circumstances to be a general marketing or promotional solicitation, any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property Rights of another Person); and

(iii) none of the Acquired Companies is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property Rights infringement or misappropriation (other than indemnification provisions in the Acquired Companies’ standard forms of Acquired Company IP Contracts made available pursuant to Section 2.10(f)) of the Intellectual Property Rights of another Person.

(l) No Harmful Code. None of the Proprietary Acquired Company Software (and, to the Knowledge of the Company, none of the other Acquired Company Software) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed (unless such functions were disclosed in writing to the owner or user of the computer system or network or other device on which such code is stored or installed and such functions operated in a manner and in accordance with the performance specifications or descriptions made in such disclosure); or (ii) damaging or destroying any data or file without the user’s consent.

(m) Source Code. The source code for all Proprietary Acquired Company Software contains clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and commercially reasonable practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Proprietary Acquired Company Software. No source code for any Proprietary Acquired Company Software (excluding HTML code for any web page of any Acquired Company Web Site that is viewable as a result of the use of the “View/Source” or “View/Page Source” or similar functionality offered through a web browser) has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. None of the Acquired Companies has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Proprietary Acquired Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Proprietary Acquired Company Software (excluding HTML code for any web page of any Acquired Company Web Site that is viewable as a result of the use of the “View/Source” or “View/Page Source” or similar functionality offered through a web browser) to any other Person.

(n) Use of Open Source Code.

(i) Part 2.10(n)(i) of the Disclosure Letter accurately identifies and describes: (A) each item of Open Source Code that is contained in, or distributed with, the Proprietary Acquired Company Software or from which any part of any Proprietary Acquired Company Software is derived; and (B) whether each such item of Open Source Code has been distributed or modified by any Acquired Company.

(ii) Each Acquired Company’s use, marketing, distribution, licensing, and sale of Proprietary Acquired Company Software does not violate any license terms applicable to any item of Open Source Code, and each Acquired Company has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(n)(i) of the Disclosure Letter as needed for the Acquired Companies to conduct the business of the Acquired Companies as currently conducted and currently planned by the Acquired Companies to be conducted, without violation of any license terms pertaining to such Open Source Code

(iii) Except as expressly stated in Part 2.10(n)(iii) of the Disclosure Letter, no Proprietary Acquired Company Software contains, is derived from, is distributed with or is being or was developed using Open Source Code.

(iv) Part 2.10(n)(iv) of the Disclosure Letter sets forth a list of software or other technology that any Acquired Company Service Provider has contributed to an open source project or made available under an open source license.

(o) Privacy Policies. Part 2.10(o) of the Disclosure Letter contains each Acquired Company Privacy Policy in effect at any time in the past two years and identifies, with respect to each Acquired Company Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; and (ii) with respect to each external Acquired Company Privacy Policy (A) whether the terms of a later Acquired Company Privacy Policy apply to the data or information collected under such privacy policy and (B) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Acquired Company Privacy Policy to data or information previously collected under such privacy policy. Each external Acquired Company Privacy Policy: (i) is displayed on the applicable Acquired Company Web Site and incorporated into the applicable Acquired Company terms of use, (ii) states that User Data may be transferred in a merger, acquisition, reorganization, or sale of assets, (iii) prominently states that User Data may be transferred to the United States for processing. Each Acquired Company requires, and has required, each user of any Acquired Company Web Site and Acquired Company Product in connection with which any Personal Data has been collected from such user to agree and consent to the applicable Acquired Company Privacy Policy. Each Acquired Company and Acquired Company Product has complied with all applicable Acquired Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, User Data, Personal Data, data security, and spyware. Without limiting the foregoing, each Acquired Company has acquired, collected, and used all User Data pursuant to, and in accordance with the terms of, the applicable Acquired Company Privacy Policies and applicable Legal Requirements. None of the Acquired Companies has obtained, collected or used any User Data, or possessed any data that is not publicly available, in violation or breach of any Acquired Company Privacy Policy, Acquired Company Contract, or applicable Legal Requirement, including but not limited to its certification of compliance with the U.S.-E.U. Safe Harbor framework comprising the bilateral exchange of letters published by the United States as Issuance of Safe Harbor Principles and Transmission to European Commission, 65 Fed. Reg. 45,666 (July 24, 2000), Issuance of

Safe Harbor Principles and Transmission to European Commission; Procedures and Start Date for Safe Harbor List, 65 Fed. Reg. 56,534 (Sept. 19, 2000), and by the European Commission in the Letter from John F. Mogg, Director DG Internal Market, European Commission, to Mr. Robert LaRussa, Under Secretary for International Trade of the United States Department of Commerce (July 28, 2000). Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor Acquired Company’s provision to Parent, or Parent’s possession or use of, User Data or any other data or information in the databases of the Acquired Companies, will result in any violation of any Acquired Company Privacy Policy, Acquired Company Contract, or any Legal Requirement pertaining to privacy, User Data, Personal Data, data security, or spyware.

(p) Information Technology. All Acquired Company IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with generally accepted standards in the industry to ensure proper operation, monitoring and use thereof. The Acquired Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Acquired Companies as it is currently conducted and currently planned by the Acquired Companies to be conducted. The Acquired Companies have not experienced within the past two years any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Acquired Company IT Systems. The Acquired Companies have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Acquired Companies as it is currently conducted and currently planned by the Acquired Companies to be conducted (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Acquired Companies as it is currently conducted and currently planned by the Acquired Companies to be conducted. None of the Acquired Companies is in breach of any material term of any Contract related to any Acquired Company IT System or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a breach of any material term of any Acquired Company Contract related to any Acquired Company IT System.

(q) Ownership and Use of Data. The Acquired Companies own or otherwise have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute or otherwise exploit the data contained in the Acquired Company Data in connection with the operation of the business of each Acquired Company as it is currently conducted.

(r) Personal Data. Part 2.10(r) of the Disclosure Letter identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for any Acquired Company at any time (the “Acquired Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No material breach or violation of any such security policy has occurred or, to the Knowledge of the Company, is threatened, and, to the Knowledge of the Company, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Acquired Company Databases.

(s) Information Security. The Acquired Companies have established and are in compliance in all material respects with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and Acquired Company Data; and (ii) is designed to protect against unauthorized access to the Acquired Company IT Systems or Acquired Company Data and the systems of any third party service providers who have access to Acquired Company Data or Acquired Company IT Systems. To the Knowledge of the Company, the Acquired Companies have never suffered a material security breach with respect to any of the Acquired Company Data. No material breach or violation of any security program described above has occurred or, to the Knowledge of any Acquired Company, is threatened, and to the Knowledge of the Company, there has been no unauthorized or illegal use of or access to any Acquired Company Data. None of the Acquired Companies has notified in writing, or been required to notify, any Person of any information security breach involving Personal Data.

(t) Bugs. None of the Acquired Company Products: (i) contains any bug, defect, or error that materially adversely affects the use, functionality, or performance of such Acquired Company Products; or (ii) fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Acquired Company Products. The Company has made available to Parent a complete and accurate list of each known bug, defect, or error in each version of the Acquired Company Software that materially adversely affects the use, functionality, or performance of any Acquired Company Product.

2.11 Contracts. Part 2.11(a) of the Disclosure Letter accurately identifies each of the Material Contracts. The Company has made available to Parent accurate and complete copies of all written Material Contracts, including all amendments thereto. Each Material Contract is valid and binding on the respective Acquired Company party thereto and is in full force and effect, and is enforceable against the respective Acquired Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. None of the Acquired Companies has violated or breached, or committed any default under, any Material Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract which remains uncured. No event has occurred and, to the Knowledge of the Company, no circumstance or condition exists, that (with or without notice or lapse of time) would: (A) result in a material violation or breach of any of the provisions of any Material Contract; (B) give any Person the right to declare a default or exercise any remedy under any Material Contract; (C) give any Person the right to accelerate the maturity or performance of any Material Contract; or (D) give any Person the right to cancel, terminate or modify any Material Contract. None of the Acquired Companies has waived any of its respective material rights under any Material Contract.

2.12 Compliance with Legal Requirements. Each of the Acquired Companies is, and at all times since January 1, 2011 has been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or to the ownership of its assets. No event has occurred and, to the Knowledge of the Company, no condition or circumstance exists, that would (with or without notice or lapse of time) constitute or result in a violation by any of the Acquired Companies of, or a failure on the part of any of the Acquired Companies to comply with, any Legal Requirement in any material respect. Except as set forth in Part 2.12 of the Disclosure Letter, since January 1, 2011, none of the Acquired Companies has received any written notice or other written communication from any Person regarding any actual or alleged material violation of, or material failure to comply with, any Legal Requirement. None of the Acquired Companies, nor, to the Knowledge of the Company, any Representative of any Acquired Company with respect to any matter relating to any Acquired Company, has: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic governmental officials or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq. or its equivalent in any jurisdiction where any Acquired Company conducts business, if the Acquired Companies were subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.13 Governmental Authorizations. Part 2.13(a) of the Disclosure Letter identifies each material Governmental Authorization held by the Acquired Companies, and the Company has made available to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Letter. The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Letter are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the respective Acquired Company to conduct its business in the manner in which its business is currently being conducted in all material respects. Each of the Acquired Companies is, and at all times since January 1, 2011 has been, in material compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13(a) of the Disclosure Letter. Except as set forth in Part 2.13(a) of the Disclosure Letter, since January 1, 2011, none of the Acquired Companies has received any written notice or other written communication from any Governmental Body regarding: (i) any actual or alleged material violation of or material failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. None of the Acquired Company IP or Acquired Company Products is subject to import or export licensing requirements. None of the Acquired Companies possesses (or has ever possessed) or has any rights or interests with respect to any grants, incentives or subsidies from any Governmental Body.

2.14 Tax Matters. (i) All Taxes (whether or not shown on any Tax Return) arising in the past three (3) years, and all other material Taxes, in each case, for which any Acquired Company may be liable have been timely paid; (ii) all Tax Returns required to have been filed in the past three (3) years, and all other material Tax Returns, in each case, by or with respect to each Acquired Company have been timely filed; (iii) all such Tax Returns are complete and accurate in all material respects and disclose all Taxes required to be paid by or with respect to each Acquired Company for the periods covered thereby; (iv) no extension of time within which to file any such Tax Return is in effect; (v) no waiver of any statute of limitations relating to Taxes for which any Acquired Company may be liable is in effect, and no written request for such a waiver is outstanding; (vi) Part 2.14 of the Disclosure Letter sets forth a schedule of the Tax Returns referred to in clause (ii) with respect to which neither the appropriate Governmental Body has completed its examination (with all issues finally resolved) nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired, but solely with respect to any such Tax Return that (A) is a federal or material state or local income Tax Return, or (B) is or has been the subject of an examination; (vii) there is no Legal Proceeding pending or proposed or threatened with respect to Taxes for which any Acquired Company may be liable; (viii) to the Company’s Knowledge, no claim has ever been made by a Governmental Body in a jurisdiction where any Acquired Company has never paid Taxes or filed Tax Returns asserting that such Acquired Company is or may be subject to Taxes assessed by such jurisdiction; (ix) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (ii) have been paid in full or otherwise finally resolved; (x) there are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which any Acquired Company may be liable that could affect any Acquired Company’s Liability for Taxes for any taxable period ending after the Closing Date; (xi) no Acquired Company will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other Tax benefit, in each case in any taxable period (or portion thereof) after the Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, instalment sale, election under Section 108(i) of the Code, or the receipt of any prepaid amount (other than any prepaid amount that is included in the Deferred Revenue, as defined in Exhibit E, of the Acquired Companies as of the Closing Date), in each case prior to the Closing; (xii) there are no liens for Taxes upon the assets of any Acquired Company except liens relating to current Taxes not yet due; (xiii) all Taxes which any Acquired Company is required by Legal Requirement to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Body; (xiv) no Acquired Company has been a member of any Company Group other than each Company Group of which it is presently a member, and no Acquired Company presently has or has had any direct or indirect ownership interest in any Entity (other than the Subsidiaries of the Company); (xv) no Acquired Company has any Liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), under any agreement or arrangement, as a transferee or successor, or by contract or otherwise; (xvi) no Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2) and, with respect to each transaction in which any Acquired Company has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on Internal Revenue Service Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other law; (xvii) any powers of attorney granted by any Acquired Company prior to the Closing relating to Taxes will terminate and be of no effect following the Closing; (xviii) none of the Company’s Subsidiaries is disregarded as an entity separate from its owner for federal income Tax purposes, and no election under Treasury Regulation § 301.7701-3 with respect to the federal income Tax classification of any Acquired Company has been made; (xix) during the last three (3) years, no Acquired Company has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied; (xx) the transactions contemplated by this Agreement are not subject to the rules of Treasury Regulation § 1.1502-36; (xxi) no Acquired Company is, or during the past twelve (12) month period has been, a United States shareholder (within the meaning of Section 951(b) of the Code) of a controlled foreign corporation (within the meaning of Section 957 of the Code), (xxii) there are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement or (2) a failure by any Acquired Company to satisfy one or more requirements on which the credit, grant or similar amount is or was conditioned; (xxiii) no transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”); (xxiv) to the Knowledge of the Company, no real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed on the transactions contemplated by this Agreement; (xxv) no Acquired Company has established or has been required to establish a Subpart F income recapture account within the meaning of Treasury Regulation § 1.952-1(f); (xxvi) no Acquired Company has unutilized net operating losses the use of which to offset U.S. federal income tax liability would be restricted or prohibited under Section 1503 of the Code or Treasury Regulations thereunder; and (xxvii) to the Company’s Knowledge, all intercompany pricing for transactions between or among any of the Acquired Companies or their Affiliates has been determined in accordance with the arm’s length standard set forth in applicable Treasury Regulations under Section 482 of the Code and comparable provisions of foreign income Tax law. Notwithstanding any provision of this Agreement to the contrary, the Company makes no representation or warranty in respect of the amount or availability of any net operating losses, credits or other Tax attributes of any of the Acquired Companies for any Tax period beginning on or after the Closing Date.

2.15 Employment Matters; Benefit Plans.

(a) Employee List. Part 2.15(a) of the Disclosure Letter contains a list of all current Acquired Company employees as of the date of this Agreement, and correctly reflects: (i) their start dates of employment; (ii) their job titles; (iii) their base rate of pay or annual base salaries; (iv) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (v) their visa status; (vi) each Acquired Company Employee Plan in which they participate or are eligible to participate; and (vii) whether the Acquired Company employee is not fully available to perform work as of the date of this Agreement because of disability or other leave and to the Knowledge of the Company, the date such Acquired Company employee is expected to return to active service. None of the Acquired Companies has made any promises to any person who is an employee of any Acquired Company with respect to changes or additions to their compensation or benefits that are not otherwise reflected on Part 2.15(a) of the Disclosure Letter. None of the Acquired Companies is, and none of the Acquired Companies has been, bound by or a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Acquired Company employees and there are no labor organizations representing, to the Knowledge of the Company, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Acquired Company employees. No Acquired Company is engaged, and no Acquired Company has ever been engaged, in any unfair labor practice of any nature. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Acquired Company before the U.S. National Labor Relations Board or any similar body in the United States or any other country in which Acquired Company employees perform services. None of the Acquired Companies has had any strike, slowdown, work stoppage, lockout, job action or to the Knowledge of the Company, threat thereof, by or with respect to any of the Acquired Company employees. No event has occurred, and to the Knowledge of the Company, no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

(b) At Will Employment. The employment of each of the current Acquired Company employees is terminable by the Acquired Companies at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks and policy statements relating to the employment of the Acquired Company employees.

(c) Employee Departures/Restrictions. To the Knowledge of the Company, neither the Founder nor any Designated Shareholder: (i) intends to terminate his employment with such Acquired Company; (ii) has received an offer to join a business that may be competitive with an Acquired Company’s business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of an Acquired Company; or (B) any Acquired Company’s business or operations. Part 2.15(c) of the Disclosure Letter contains an accurate and complete list of each Acquired Company Contract (and each Acquired Company employee who has executed any Acquired Company Contract) containing provisions restricting any Acquired Company employee from competing with the Acquired Companies, soliciting or hiring employees of any Acquired Company, interfering with customers of any Acquired Company and similar provisions. All Acquired Company Contracts listed (or required to be listed) in Part 2.15(c) of the Disclosure Letter with respect to each employee of the Acquired Company that receives an annual base salary exceeding $150,000 are valid and enforceable in accordance with their respective terms.

(d) Employee Plans and Agreements. Part 2.15(d) of the Disclosure Letter contains an accurate and complete list of each Acquired Company Employee Plan. No Acquired Company intends or has committed to establish or enter into any new Acquired Company Employee Plan, or to modify any Acquired Company Employee Plan (except to conform any such Acquired Company Employee Plan to the requirements of any applicable Legal Requirements.

(e) Delivery of Documents. As applicable with respect to each Acquired Company Employee Plan, the Company has made available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Acquired Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Acquired Company Employee Plan; (iii) all material written Contracts relating to each Acquired Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three (3) complete plan years; (v) the most recent letter of determination from the U.S. Internal Revenue Service relating to the tax-qualified status of the Plan; (vi)

all written materials provided to any Acquired Company employee relating to any Acquired Company Employee Plan and any proposed Acquired Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any Acquired Company; (vii) all correspondence to or from any Governmental Body relating to any Acquired Company Employee Plan; and (viii) all insurance policies in the possession of any Acquired Company pertaining to fiduciary liability insurance covering the fiduciaries for each Acquired Company Employee Plan.

(f) Foreign Plans. Part 2.15(f) of the Disclosure Letter contains an accurate and complete list of: (i) any Acquired Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (ii) any Acquired Company Employee Plan that covers or has covered Acquired Company employees whose services are or have been performed primarily outside of the United States. Each Acquired Company Employee Plan that is required to be registered under the laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

(g) Absence of Certain Retiree Liabilities. No Acquired Company Employee Plan provides (except at no cost to any Acquired Company), or reflects or represents any Liability of any Acquired Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements. Other than commitments made that involve no future costs to any Acquired Company, no Acquired Company has ever represented, promised or contracted (whether in oral or written form) to any Acquired Company employee (either individually or to Acquired Company employees as a group) or any other Person that such Acquired Company employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(h) No Defaults. Each of the Acquired Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including the applicable tax qualification requirements under the Code. All contributions to, and material payments from, any Acquired Company Employee Plan which may have been required to be made in accordance with the terms of such Acquired Company Employee Plan or applicable Legal Requirements have been timely made, and all contributions for any period ending on or before the Closing Date which are not yet due are reflected as an accrued liability on the Unaudited Interim Balance Sheet. Each Acquired Company Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without liability to any of the Acquired Companies or Parent (other than accrued benefits and ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened, by any Person with respect to any Acquired Company Employee Plan.

(i) No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Acquired Company Employee Plan, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Acquired Company employee; or (ii) create or otherwise result in any Liability with respect to any Acquired Company Employee Plan. Without limiting the generality of the foregoing, no amount paid or payable by an Acquired Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Legal Requirements).

(j) Compliance. Each of the Acquired Companies: (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and Orders respecting employment, hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements and Orders relating to discrimination, wages and hours, labor relations, leaves of absence, work breaks, classification of employees, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Acquired Company employees (or prospective employees or other service providers), including, but not limited to, the Workers’ Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation); (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Acquired Company employee; (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Acquired Company employee (other than routine payments to be made in the normal course of business and consistent with past practice). Each Acquired Company Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable Internal Revenue Service determination letter with respect to such qualification and the Tax-exempt status of its related trust, and, to the Knowledge of the Company, no circumstances exist which could reasonably be expected to result in liability to any Acquired Company in respect of such qualified status. No Acquired Company Employee Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(k) Title IV of ERISA. No Acquired Company, nor any ERISA Affiliate of any Acquired Company, has ever maintained, been a participating employer, contributed to, or has had any liability with respect to (i) any multiemployer plan as defined in Section-3(37) or Section 4001(a)(3) of ERISA or 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; or (iii) any other employee benefit plan, fund, program, Contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

(l) Labor Relations. Each of the Acquired Companies has good labor relations, and no Acquired Company has no Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Companies. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Acquired Company employee, including charges of unfair labor practices or harassment complaints.

(m) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Acquired Company Employee Plans, the assets of any of the Acquired Company Employee Plans or the Acquired Companies, or the Acquired Company Employee Plan administrator or any fiduciary of the Acquired Company Employee Plans with respect to the operation of such Acquired Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Acquired Company Employee Plan, and, to the Knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis for any such claims or Legal Proceedings.

(n) Independent Contractors. Part 2.15(n) of the Disclosure Letter accurately sets forth, with respect to each Person who is an independent contractor of any of the Acquired Companies:

(i) the name of such independent contractor and the date as of which such independent contractor was originally engaged by such Acquired Company; and

(ii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the applicable Acquired Company with respect to services performed in the fiscal year ended December 31, 2013 and the period from January 1, 2014 through October 24, 2014.

(o) No Misclassified Employees. No current or former independent contractor of any of the Acquired Companies is or was a misclassified employee. No independent contractor is eligible to participate in any Acquired Company Employee Plan. No Acquired Company has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of such Acquired Company. No current or former employee of any of the Acquired Companies is or was a misclassified independent contractor or is or was misclassified as exempt from applicable minimum wage and overtime laws.

2.16 Environmental Matters. Each of the Acquired Companies has been, since January 1, 2011, and is in, compliance with all applicable Environmental Laws in all material respects, which compliance includes the possession by each respective Acquired Company of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof. None of the Acquired Companies has received any written notice, whether from a Governmental Body, citizens group, current or former Acquired Company Service Provider or otherwise, that alleges that such Acquired Company is not in material compliance with any Environmental Law. To the Knowledge of the Company, no current or prior owner of any property leased or controlled by any of the Acquired Companies as of the date hereof has received any notice or other communication, whether from a Governmental Body, citizens group, current or former Acquired Company Service Provider or otherwise, that alleges that such current or prior owner or such Acquired Company is not in material compliance with any Environmental Law. To the Knowledge of the Company, none of the Acquired Companies has caused or contributed to any Environmental Release. To the Knowledge of the Company, no Contaminants are stored or contained on or under any of the Properties whether in storage tanks, landfills, pits, ponds, lagoons or otherwise. All material Governmental Authorizations currently held by any of the Acquired Companies pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Letter. The Company has made available to Parent accurate and complete copies of all internal and external environmental audits and studies in its possession or control, if any, relating to any Acquired Company or its operations and all material correspondence on substantial environmental matters relating to any Acquired Company or its operations.

2.17 Insurance. Part 2.17 of the Disclosure Letter identifies each insurance policy maintained by, at the expense of or for the benefit of each of the Acquired Companies as of the date of this Agreement and identifies any material claims made thereunder pending as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Letter. Each of the insurance policies identified in Part 2.17 of the Disclosure Letter is in full force and effect. Since January 1, 2011, none of the Acquired

Companies has received any written notice or other written communication regarding: (i) cancellation or invalidation of any insurance policy; or (ii) refusal of any coverage or rejection of any claim under any insurance policy. Except as set forth on Part 2.17 of the Disclosure Letter, there are no self-insurance arrangements affecting any Acquired Company.

2.18 Transactions with Related Parties. No Related Party: (a) has, or has since January 1, 2011 had, any interest in any material asset used in the business of any of the Acquired Companies; (b) is, or has since January 1, 2011 been, indebted to any of the Acquired Companies (other than for ordinary travel advances); (c) has entered into, or has had any financial interest in, any material Contract, transaction or business dealing with any of the Acquired Companies, other than any Contract, transaction or business dealing related to such Related Party’s ownership of Company Common Stock, Company Options, Company Warrants or RSUs, or such Related Party’s services performed as an Acquired Company Service Provider; (d) to the Knowledge of the Company, is competing with any of the Acquired Companies; and (e) to the Knowledge of the Company, has any claim or right against any of the Acquired Companies (other than rights as a holder of Company Common Stock, Company Options, Company Warrants or RSUs, under Company Options and rights to receive compensation for services performed as an Acquired Company Service Provider).

2.19 Legal Proceedings; Orders. There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves any of the Acquired Companies, or in which any of the Acquired Companies is a plaintiff, complainant or defendant with respect to any of the assets owned or used by any of the Acquired Companies; (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of any of the Acquired Companies, or any option or other right to the capital stock or other securities of any of the Acquired Companies, or right to receive Merger Consideration as a result of this Agreement. Since January 1, 2011, no Legal Proceeding has been commenced by or against, or to the Knowledge of the Company, threatened in writing against, any of the Acquired Companies that was material to the Acquired Companies. There is no Order to which any of the Acquired Companies, or any of the assets owned or used by each of the Acquired Companies, is subject, that is or would reasonably be expected to be material to the Acquired Companies. To the Knowledge of the Company, no officer or other employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the respective Acquired Company’s business.

2.20 Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and the Transaction Documents to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and the Transaction Documents to which the Company is or will be a party have been duly authorized by all necessary action on the part of the Company and its board of directors and, prior to the Effective Time, will be duly authorized by all necessary action on the part of its shareholders. This Agreement and the Transaction Documents to which the Company is or will be a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its shareholders; (ii) unanimously recommended the approval of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s shareholders; and

(iii) to the extent necessary or applicable, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. No state “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Letter, neither: (1) the execution, delivery or performance of this Agreement or any of the Transaction Documents; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any Transaction Document, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of any Charter Documents of any of the Acquired Companies or any resolution adopted by the shareholders, board of directors or any committee of the board of directors of any of the Acquired Companies;

(b) contravene, conflict with or result in a violation of, or result in the ability of any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to any such Acquired Company’s business or to any of the assets owned or used by any such Acquired Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Material Contract; (ii) accelerate the maturity or performance of any such Material Contract; or (iii) cancel, terminate or modify any such Material Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies (except for Permitted Encumbrances and minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies).

Except as set forth in Part 2.21 of the Disclosure Letter, for the filings required under the HSR Act and for the filing of the Articles of Merger with the Secretary of State of the State of Washington, none of the Acquired Companies is and none of the Acquired Companies will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (x) the execution, delivery or performance of this Agreement or any of the Transaction Documents; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.22 Significant Business Relationships. Part 2.22 of the Disclosure Letter sets forth an accurate and complete list of the Acquired Companies’ top 25 Significant Developers by dollar amount of royalty or other payments made by the Acquired Companies, in each case, for both the year ended

December 31, 2013 and the period that began January 1, 2014 and ended October 15, 2014, together with the amount of royalty or other payments attributable to each of such Significant Developers during such periods. Since December 31, 2013, no Significant Developer listed in Part 2.22 of the Disclosure Letter has terminated its relationship with any Acquired Company or demanded a material reduction or change in the pricing or other terms of its relationship with any Acquired Company. No Acquired Company is engaged in any material dispute with any Significant Developer in Part 2.22 of the Disclosure Letter and, to the Knowledge of the Company, no Significant Developer intends to terminate, limit or reduce its business relations with any Acquired Company, or adversely change the pricing or other terms of its business with any Acquired Company.

2.23 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt and approve this Agreement and the Merger (the “Required Merger Shareholder Vote”).

2.24 Brokers. Except as set forth in Part 2.24 of the Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies.

2.25 Full Disclosure. This Agreement (including the Disclosure Letter) does not: (a) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (b) omit to state any material fact necessary in order to make the representations, warranties and information contained herein (in the light of the circumstances under which such representations, warranties and information were made or provided) not false or misleading. The information supplied by the Company for inclusion in the Information Statement (or any amendment thereof or supplement thereto) will not, as of the date of the Information Statement (or such amendment or supplement, as applicable): (a) contain any statement that is inaccurate or misleading with respect to any material fact; or (b) omit to state any material fact necessary in order to make such information (in the light of circumstances under which it is provided) not false or misleading. The Information Statement shall comply in all material respects with applicable Legal Requirements.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows, to and for the benefit of the Holder Indemnitees, as follows:

3.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (or its equivalent) under the laws of the State of its incorporation.

3.2 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform its obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is or will be a party; and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and of each such other agreement, document and instrument to which Parent or Merger Sub is or will be a party have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and their respective boards of directors. No vote of Parent’s shareholders is needed to approve the Merger or the other transactions contemplated hereby. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is or will be a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Non-Contravention; Consents.

(a) Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the Transaction Documents; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such Transaction Documents, will (with or without notice or lapse of time): (A) contravene, conflict with or result in a violation of any of the provisions of the Articles of Incorporation or bylaws of Parent or Merger Sub or any resolution adopted by the shareholder, the board of directors of any committee of the board of directors of Parent or Merger Sub; or (B) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract by which Parent is bound, or give any Person the right to (1) declare a default or exercise any remedy under any such material Contract, (2) accelerate the maturity or performance of any such material Contract or (3) cancel, terminate or modify any such material Contract.

(b) Consents. Neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with: (i) the execution, delivery or performance of this Agreement or any of the Transaction Documents; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except for: (A) the filing of the Articles of Merger with the Secretary of State of the State of Washington and (B) filings required to be made under the HSR Act.

3.4 Brokers. Except as set forth on Part 3.4 of the Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub. Part 3.4 of the Disclosure Letter identifies each Person that is or may become entitled to receive any fee or other amount from any of Parent or Merger Sub for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

3.5 Legal Proceedings; Orders. As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding against Parent or Merger Sub that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. There is no Order to which either Parent or Merger Sub is subject that would materially impair or delay Parent or Merger Sub’s ability to consummate the transactions contemplated hereby or perform its obligations hereunder.

3.6 Information in the Information Statement. The information supplied by Parent or Merger Sub for inclusion in the Information Statement (or any amendment thereof or supplement thereto) will not, as of the date of the Information Statement (or such amendment or supplement, as applicable): (a) contain any statement that is inaccurate or misleading with respect to any material fact; or (b) omit to state any material fact necessary in order to make such information (in the light of circumstances under which it is provided) not false or misleading.

3.7 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no Liabilities or obligations other than as contemplated herein or as required pursuant to applicable Legal Requirements. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, no par value per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent.

3.8 Financing. As of the third (3rd) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7 and 8, Parent will have sufficient cash on hand or other sources of immediately available unrestricted funds to pay the Merger Consideration when due and to otherwise satisfy its financial obligations hereunder on and after the Closing Date.

4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 9 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives and each of the other Acquired Companies and their respective Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Companies’ Representatives, key management personnel and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies and reasonably related to legitimate business purposes; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies and reasonably related to legitimate business purposes and with such additional financial, operating and other data and information regarding the Acquired Companies reasonably related to legitimate business purposes, as Parent may reasonably request. During the Pre-Closing Period, Parent may, following reasonable advance notice to the Company, participate in discussions with the Company and make inquiries of Persons having business relationships with any of the Acquired Companies (including suppliers, licensors, distributors and customers) and the Company shall cause each Acquired Company to help facilitate (and shall cooperate fully with Parent in connection with) such inquiries, in each case in compliance with all applicable Legal Requirements (including any applicable antitrust or competition laws or regulations).

4.2 Operation of the Business of the Acquired Companies. During the Pre-Closing Period, the Company shall ensure that each of the Acquired Companies shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement and each of the Acquired Companies shall use reasonable efforts to preserve intact its current business organization, and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees, merchants and other Persons having material business relationships with the Acquired Companies (other than terminations of employees for cause following reasonable consultation with Parent). Without limiting the generality of the foregoing, during the Pre-Closing Period, none of the Acquired Companies shall:

(a) fail to use commercially reasonable efforts to maintain any of its respective insurance policies identified in Part 2.17 of the Disclosure Letter or comparable replacement policies to the extent available for a reasonable cost, or reduce the amount of any insurance coverage provided by such insurance policies;

(b) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than forfeitures of unvested Company Options or RSUs upon termination of service with any employee pursuant to stock option or other award agreements in effect on the date hereof);

(c) sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Company Common Stock upon the exercise of Company Options or Company Warrants, in each case outstanding as of the date of this Agreement and in accordance with their respective terms as in effect on the date of this Agreement);

(d) except required by applicable Legal Requirements or this Agreement or the terms of any Company Stock Plan or agreement evidencing any outstanding Company Option, amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of any Company Stock Plan; or (ii) any provision of any agreement evidencing any outstanding Company Option;

(e) amend or permit the adoption of any amendment to such Acquired Company’s Charter Documents, or effect or permit such Acquired Company to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(g) make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Companies during the Pre-Closing Period, do not exceed $100,000;

(h) (i) enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement (except for Contracts with customers and partners in the ordinary course of business consistent with past practice pursuant to (and without any material deviations from) the Acquired Company’s standard form thereof which is attached hereto as Schedule 4.2(h)); or (ii) amend (other than amendments or extensions in the ordinary course of business consistent with past practices), extend or prematurely terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract if in effect on the date of this Agreement;

(i) (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $100,000; or (ii) sell or otherwise dispose of, or lease or license (or grant any other right with respect to), any right or other asset to any other Person, except in the case of each of clauses (i) and (ii), in the ordinary course of business consistent with past practices;

(j) (i) lend money to any Person (except that each of the Acquired Companies may make routine travel and business expense advances to current employees of such Acquired Company in the ordinary course of business consistent with past practices), which excludes any accounts receivable of the Acquired Companies; or (ii) incur or guarantee any Indebtedness;

(k) except to the extent required by Legal Requirements or the terms of any Acquired Company Employee Plan or as set forth on Schedule 4.2(k): (i) enter into any collective bargaining agreement; (ii) establish, adopt, amend or terminate any Acquired Company Employee Plan; (iii) make any commitment to pay any bonus or profit-sharing payment, cash incentive payment or similar payment; (iii) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its directors, officers or employees; (iv) promote or change the title of any of its employees (retroactively or otherwise); (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); or (vi) hire or make an offer to hire any new employee on a full-time, part-time, consulting or other basis with annual compensation in excess of $50,000;

(l) change any of its methods of accounting or accounting practices in any material respect (other than as required by applicable accounting or auditing standards);

(m) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods beginning before the Closing Date), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(n) commence any Legal Proceeding, other than for routine collection of receivables, or settle any Legal Proceeding (i) outside the ordinary course of business consistent with past practices or (ii) that would result in any liability in excess of (A) the amount reserved therefor or reflected on the Unaudited Interim Balance Sheet, (B) the amount of coverage provided by any applicable insurance policy or (C) in excess of $100,000 in the aggregate with all other Legal Proceedings settled, compromised or resolved by the Acquired Companies after the date hereof;

(o) accelerate the collection of any accounts receivable, or delay the payment of any accounts payable;

(p) except as required by applicable accounting or auditing standards and consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of $100,000 with respect to a single matter, or in excess of $250,000 in the aggregate;

(q) make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Encumbrance, except for (i) pledges of immaterial assets made in the ordinary course of business and consistent with such Acquired Company’s past practices and (ii) Permitted Encumbrances; and

(r) agree or commit to take any of the actions described in clauses “(a)” through “(q)” above.

Notwithstanding the foregoing, an Acquired Company may take any action described in: (i) clauses “(a)” through “(q)” above if: (A) Parent gives its prior written consent to the taking of such action by the Acquired Company (which consent shall not be unreasonably withheld, conditioned or delayed); or (B) such action is expressly required to be taken by this Agreement; and (ii) Schedule 4.2.

4.3 Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of any of the Acquired Companies obtaining Knowledge of: (i) any event, condition, fact or circumstance that occurs or arises after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any material respect in any representation or warranty made by the Company in this Agreement if such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, such that the condition in Section 7.1 would not be satisfied; (iii) any breach of any covenant or obligation of the Company such that the condition in Section 7.2 would not be satisfied; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 impossible or unlikely. No notification under this Section 4.3 shall be required with respect to matters consented to in writing by Parent pursuant to the last paragraph of Section 4.2 or the actual taking of actions contemplated by Schedule 4.2.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit, any of the Acquired Companies or any Representative of any of the Acquired Companies to (a) knowingly initiate or solicit, encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any Person or Entity (other than Parent) relating to an Acquisition Transaction; or (b) participate or engage in any discussions or negotiations or enter into any agreement with, or provide any information to, any Person or Entity relating to or in connection with an Acquisition Transaction. The Company shall promptly provide Parent with a reasonable description of any expression of interest, inquiry, proposal or offer relating to an Acquisition Transaction that is received by the Company or any of its Representatives from any Person (other than Parent) during the Pre-Closing Period (it being understood that the Company shall not be obligated to provide Parent with a description of any unsolicited expression of interest, inquiry, proposal or offer relating to an Acquisition Transaction received from a third party after the date hereof to the extent prohibited by an applicable non-disclosure agreement that was in place with such third party as of September 29, 2014).

4.5 Termination of Certain Benefit Plans. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (a) any Acquired Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “401(k) Plans”); and (b) any other Acquired Company Employee Plan requested by Parent at least five (5) Business Days prior to the Closing Date, unless, in the case of clauses “(a)” and “(b)”, Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such 401(k) Plans by providing the Company with written notice of such election (an “Election Notice”) at least five (5) Business Days prior to the Closing Date. Unless Parent provides an Election Notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company’s board of directors has validly adopted resolutions to terminate the 401(k) Plans and other Acquired Company Employee Plans (the form and substance of which resolutions shall be subject to review and approval of Parent), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon any Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Parent prior to the Effective Time.

4.6 Termination/Amendment of Agreements and Release of Encumbrances. The Company shall use commercially reasonable efforts to: (a) cause the agreements identified in Schedule 4.6(a) to be terminated effective as of the Effective Time; (b) cause the agreements identified in Schedule 4.6(b) to be amended effective as of the Effective Time in the manner set forth on Schedule 4.6; and (c) secure the termination and release of any and all Encumbrances upon the assets or properties of the Acquired Companies; in each case in form and substance reasonably satisfactory to Parent.

4.7 Communications with Employees. Each of Parent and the Company shall use its commercially reasonable efforts to promptly develop and agree on a communications plan with respect to Acquired Company Service Providers (“Communications Plan”) regarding post-Closing employment matters with Parent or any Subsidiary or Affiliate of Parent, including post-Closing employee benefit plans and compensation (collectively, “Post-Closing Employment Matters”). Prior to the Closing Date, the Company shall only communicate with Acquired Company Service Providers regarding Post-Closing Employment Matters in a manner that is materially consistent with the Communications Plan.

4.8 Financing Cooperation. Prior to the Closing Date, the Company shall provide to Parent, and shall cause each of its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause its Representatives to provide, on a timely basis, all cooperation reasonably requested by Parent in connection with the Financing, including (i) furnishing Parent the Required Information, (ii) furnishing Parent, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information (other than the Required Information, which is covered by clause (i) above), regarding the Company and its Subsidiaries as may be reasonably requested by Parent to consummate the arrangement and borrowings of loans and offerings of debt securities contemplated by the Financing, including all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the Patriot Act), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, managers, bookrunners, agents or in similar capacities for, and prospective lenders and Parents of debt securities to be offered in, the Financing and management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Parent and their Financing Sources, in each case in connection with the Financing, including by consenting to the use of the Company’s and its Subsidiaries’ logos in connection therewith, (iv) assisting with the timely preparation of materials for rating agency and lender presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Financing and cooperating in the preparation of pro forma financial information for the Merger, (v) obtaining accountants’ comfort letters, consents and legal opinions reasonably requested by Parent, (vi) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing and the execution and delivery of the documents related to the Financing, (vii) in connection with the Financing or any bridge loan or securities offering in connection therewith, providing customary authorization letters to the Financing Sources authorizing the distribution of information related to the Company and its Subsidiaries to prospective lenders and containing a representation that the public side versions of such documents, if any, do not include material non-public information regarding the Company or any of its Subsidiaries or their securities, (viii) cooperating reasonably with the due diligence of the Financing Sources, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, and using commercially reasonable efforts to obtain the participation of its accountants in a reasonable number of accounting due diligence sessions, (ix) co-operating with Parent in Parent’s efforts to obtain corporate, index, debt securities and/or facilities ratings and (x) facilitating the granting or pledging of collateral under Parent’s existing or future credit facilities including assisting Parent in obtaining surveys, estoppels and memoranda of lease from landlords, SNDAs and title insurance (including delivering GAP indemnities and owner’s affidavits to the title company) as reasonably requested by Parent and its lenders; provided, however, that, no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing and, none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other Liability in connection with the Financing prior to the Closing. If the Closing does not occur, Parent shall, within thirty (30) days following written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.8. The Company shall, and shall cause its Subsidiaries to, supplement any information supplied in writing by or on behalf of the Company or any of its Subsidiaries to Parent on a reasonably current basis to ensure that such information is Compliant.

5. CERTAIN COVENANTS OF THE PARTIES

5.1 Filings and Consents. Each party shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file any notifications required under any applicable antitrust or competition laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of this Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1. Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of this Agreement, Parent and the Company shall: (a) cooperate with respect to any filings made in connection with the Merger; (b) permit each other to review (and consider in good faith the views of the other in connection with) any documents before submitting such documents to any Governmental Body in connection with the Merger; and (c) promptly provide each other with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted with or to any Governmental Body in connection with the Merger. Subject to the remainder of this Section 5.1, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, but subject to the remainder of this Section 5.1, each party to this Agreement: (x) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (y) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Section 5.1 or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement, and none of the Acquired Companies shall agree or commit (without the prior written consent of Parent): (i) to divest or agree to divest (or cause any of its Subsidiaries or Affiliates or any Acquired Company to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or Affiliates or any Acquired Company to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Affiliates or any Acquired Company to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement. Any filing fees required in connection with any filings under the HSR Act or any other antitrust or competition Legal Requirement with respect to the Merger shall be paid by Parent.

5.2 Shareholder Consent.

(a) Information Statement. As promptly as practicable (and in any event within ten (10) Business Days) after the execution of this Agreement, the Company shall, in accordance with its Charter Documents and applicable Legal Requirements, provide to its shareholders an Information Statement and other appropriate documents in connection with the obtaining of: (i) written consents of the shareholders of the Company in favor of the approval of this Agreement; and (ii) waivers by the shareholders of the Company of their dissenters’ rights in connection with the Merger. The Company shall use commercially reasonable efforts to obtain such written consents and waivers from holders of all of the outstanding shares of Company Common Stock. The Information Statement shall: (A) include the unanimous recommendation of the board of directors of the Company in favor of the adoption and approval of this Agreement and the approval of the other transactions contemplated by this Agreement; (B) notify the shareholders of their dissenters’ rights pursuant to Chapter 23B.13 of the WBCA; and (C) comply with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s shareholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable comment by Parent and its advisors. Founder shall use his commercially reasonable efforts to enforce the drag-along provisions set forth in the Big Fish Games, Inc. Amended and Restated Shareholder Agreement, dated as of August 15, 2008, by and among the Company and the Shareholders named therein and party thereto from time to time.

(b) Parachute Payments. As promptly as practicable after the execution of this Agreement, the Company shall submit to the shareholders of the Company (in a manner reasonably satisfactory to Parent), for approval by shareholders of the Company holding the number of shares of Company Common Stock required by the terms of Section 280G(b)(5)(B) of the Code, a written consent in favor of a single proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments or benefits that might result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such shareholder approval (the “280G Approval”) shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that: (i) in the absence of the 280G Approval, no Section 280G Payments shall be made; and (ii) as promptly as practicable after execution of this Agreement, the Company shall deliver to Parent waivers, in form and substance reasonably satisfactory to Parent, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all shareholder approval documents contemplated by this Section 5.2(b), including the waivers, shall be subject to the prior review and reasonable approval of Parent.

5.3 Reasonable Efforts. Prior to the Closing: (a) the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

5.4 Directors’ and Officers’ Insurance.

(a) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation agree to indemnify (including advancement of expenses) and hold harmless all past and present officers and directors of the Company to the same extent such persons are indemnified by the Company as of the date of this Agreement pursuant to the Company’s Charter Documents, any applicable employment agreements or indemnification agreements or under applicable Legal Requirements for acts or omissions which occurred at or prior to the Effective Time. The provisions with respect to indemnification and exculpation contained in the Surviving Company’s Articles of Incorporation and bylaws shall not be amended, repealed or otherwise modified for a period of six (6) years in any manner that would materially adversely affect the rights of the past and present officers and directors of the Company when compared to such provisions in the Company’s Articles of Incorporation and bylaws in effect as of the date hereof.

(b) Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Acquired Companies’ directors and officers in a form mutually acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.4.

(d) The provisions of this Section 5.4 are intended for the benefit of, and shall be enforceable by, all past and present officers and directors of the Company and his or her heirs and representatives. The rights of all past and present officers and directors of the Company under this Section 5.4 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract, applicable Legal Requirements or otherwise.

6. TAX MATTERS

6.1 Liability for Taxes.

(a) Indemnification. Subject to Section 10.3(e)(ii), from and after the Effective Time, each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against such Effective Time Holder’s Indemnity Pro Rata Share of any Damages that are directly or indirectly suffered or incurred at any time by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise directly or indirectly become subject at any time (regardless of whether or not such Damages relate to any Third Party Claim) and that arise directly or indirectly from or as a result of, or are directly or indirectly connected with: (i) Taxes imposed on any Acquired Company, or for which any Acquired Company may otherwise be liable, as a result of having been a member of a Company Group (including Taxes for which any Acquired Company may be liable pursuant to Treasury Regulation § 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of a Company Group and any Taxes resulting from any Acquired Company ceasing to be a member of any Company Group), and (ii) Taxes imposed on any Acquired Company, or for which any Acquired Company may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided, however, that no Effective Time Holder shall be liable for any liability for Taxes to the extent such Tax Liability is taken into account as a liability for current Taxes payable in computing the Closing Adjustments; and provided further that the foregoing indemnification shall not apply to any Taxes arising as a result of any (1) action taken outside the ordinary course of business on the Closing Date after the Effective Time (other than transactions expressly contemplated by this Agreement), or (2) election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

(b) For purposes of paragraph (a), whenever it is necessary to determine the liability for Taxes of any Acquired Company for a Straddle Period, the determination of the Taxes of an Acquired Company for the portion of the Straddle Period ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit of an Acquired Company for the Straddle Period shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of any Acquired Company were closed at the close of the Closing Date, provided, however, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two (2) taxable years or periods on a daily basis.

(c) For purposes of paragraph (a), whenever it is necessary to determine the liability for Taxes of a United States shareholder (within the meaning of Section 951(b) of the Code) of a controlled foreign corporation (within the meaning of Section 957 of the Code) attributable to amounts included in the income of such United States shareholder under Section 951 of the Code for the taxable year or period of such controlled foreign corporation that begins on or before and ends after the Closing Date, the determination of liability for any such Taxes shall be made by assuming that the taxable year or period of the controlled foreign corporation consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date and relevant items of income, gain, deduction, loss or credit of the controlled foreign corporation shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the controlled foreign corporation were closed at the close of the Closing Date; provided, however, that Subpart F income (within the meaning of Section 952 of the Code) of the controlled foreign corporation shall be determined without regard to Section 952(c) of the Code.

6.2 Tax Returns.

(a) The Acquired Companies shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns (including any carryback or refund claims) that are permitted or required to be filed by or with respect to each Acquired Company on or before the Closing Date, and shall remit any Taxes due in respect of such Tax Returns. Parent shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to each Acquired Company after the Closing Date and Parent shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.

(b) All Tax Returns that the Acquired Companies are required to file or cause to be filed in accordance with this Section 6.2 shall be prepared and filed in a manner consistent in all material respects with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is materially inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring any material amount of income to periods ending after the Closing Date or accelerating any material amount of deductions to periods beginning before the Closing Date). With respect to any Tax Return to be filed by Parent pursuant to this Section 6.2 that relates to any taxable year or period ending on or before the Closing Date or any Straddle Period, Parent, not less than thirty (30) days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), shall provide the Securityholders’ Agent with a draft copy of such Tax Return for review and approval, such approval not to be unreasonably withheld (provided that the Securityholders’ Agent shall not withhold consent with respect to any positions consistent with any Tax refund or credit taken into account as an asset or similar item in computing the Closing Adjustment). Parent shall make any revisions to such Tax Return that relate to a taxable year or period ending on or before the Closing Date as are reasonably requested by the Securityholders’ Agent.

(c) Any Tax deductions of the Company attributable to payments of compensation (including with respect to any payments to holders of Outstanding In-the-Money Options or RSUs), Company Transaction Expenses or repayment of any Indebtedness of the Acquired Companies, in each case, to the extent such Tax deductions arise in connection with the transactions contemplated by this Agreement, shall, to the maximum extent permitted under Legal Requirements, be treated as allocable to the taxable period (or portion thereof) ending on the Closing Date.

(d) Parent shall be entitled to reimbursement from the Effective Time Holders, based on each Effective Time Holders’ Indemnity Pro Rata Share basis (provided that any such reimbursement shall be first applied against the Indemnity Escrow Fund), for Taxes for which the Effective Time Holders are liable pursuant to Section 6.1 but which are remitted or caused to be remitted by Parent pursuant to paragraph (a) of this Section 6.2, upon written request setting forth in detail the computation of the amount owed to Parent.

(e) Neither Parent nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of any Acquired Company with respect to any Tax period that ends on or prior to the Closing Date without the prior written consent of the Securityholders’ Agent, which consent shall not be unreasonably withheld or delayed.

6.3 Contest Provisions.

(a) Parent shall notify Securityholders’ Agent in writing upon receipt by Parent, any of its Affiliates or, after the Closing Date, the Acquired Companies of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to any taxable period of an Acquired Company ending on or before the Closing Date or to any Straddle Period of an Acquired Company; provided, that failure to comply with this provision shall not affect Parent’s right to indemnification under this Agreement unless such failure materially prejudices the rights of the Securityholders’ Agent pursuant to this Section 6.3.

(b) Securityholders’ Agent shall have the sole right to represent any Acquired Company’s interests in any Tax audit or administrative or court proceeding relating to a Tax liability for which the Effective Time Holders would be required to indemnify Parent Indemnitees pursuant to Section 6.1 and that relates to a taxable year or period ending on or before the Closing Date, and to employ counsel of Securityholders’ Agent’s choice at Securityholders’ Agent’s expense; provided, however, that Securityholders’ Agent shall have no right to represent any Acquired Company’s interests in any Tax audit or administrative or court proceeding unless (1) Securityholders’ Agent shall have first notified Parent in writing of Securityholders’ Agent’s intention to do so and of the identity of counsel, if any, chosen by Securityholders’ Agent in connection therewith, and (2) Securityholders’ Agent shall have agreed with Parent that, as between Parent and the Effective Time Holders, the Effective Time Holders shall be liable for any Damages relating to Taxes that result from such audit or proceeding, but solely to the extent such Damages would otherwise be subject to indemnification by the Effective Time Holders pursuant to this Agreement; provided, further, that Parent and its representatives shall be permitted, at Parent’s expense, to be present at, and participate in, any such audit or proceeding. Notwithstanding the foregoing, Securityholders’ Agent shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes of any Parent Indemnitee or any Acquired Company in any material respect for any period after the Closing Date, unless Securityholders’ Agent shall have agreed that the Effective Time Holders will indemnify each Parent Indemnitee against the effects of any such settlement (other than the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions, or the reduction of loss or credit carryforwards or other Tax attributes), without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.

(c) Parent shall have the sole right to represent each Acquired Company’s interests in any Tax audit or administrative or court proceeding relating to Tax liabilities other than those for which Securityholders’ Agent has exercised such right pursuant to paragraph (b) of this Section 6.3 and to employ counsel of Parent’s choice at Parent’s expense. To the extent such audit or proceeding could result in any material indemnification obligation of the Effective Time Holders under this Agreement, Parent shall keep Securityholders’ Agent reasonably informed regarding the status of such audit or proceeding. With respect to any such period that ends on or prior to the Closing Date, Parent shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect any indemnification obligation of the Effective Time Holders hereunder in any material respect without the prior written consent of the Securityholders’ Agent, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) Nothing herein shall be construed to impose on Parent any obligation to defend any Acquired Company in any Tax audit or administrative or court proceeding. Any proceeding with respect to which Securityholders’ Agent does not assume control in accordance with this Section 6.3 (including any Straddle Period) may be settled or compromised in the discretion of Parent, and any such settlement or compromise shall not affect (and shall not be determinative of) any Parent Indemnitee’s right to indemnification under this Agreement.

6.4 Assistance and Cooperation. After the Closing Date, each of Securityholders’ Agent and Parent shall (and shall cause their respective Affiliates to):

(a) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to sales, transfer and similar Taxes;

(b) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.2;

(c) cooperate fully in preparing for and defending any audits of, or disputes with taxing authorities regarding, any Tax Returns of any Acquired Company;

(d) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Acquired Companies; and

(e) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period; provided, that Parent shall only be obligated to furnish copies of such correspondence to Securityholders’ Agent to the extent such audit or information request relates to Taxes for which the Effective Time Holders may be liable under the terms of this Agreement.

6.5 Termination of Tax Sharing Arrangements. Any Tax Sharing Arrangement entered into by any Acquired Company, other than this Agreement, shall be terminated as to each Acquired Company on or prior to the Closing, and after the Closing no Acquired Company shall have any Liability thereunder.

6.6 Survival, Etc. Notwithstanding anything to the contrary in this Agreement (including Section 10), the obligations of the parties set forth in this Section 6 shall survive the Effective Time until the date that is sixty (60) days after the expiration of all applicable statutes of limitations (including any extensions thereof); provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Parent Indemnitee delivers to the Securityholders’ Agent a written notice asserting a claim for recovery under this Section 6 based on such alleged breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved. No claim made pursuant to this Section 6 shall be subject to the limitations in Section 10.3. The obligations of the parties set forth in this Section 6 shall not be subject to any limitation under Section 10.3.

6.7 Tax Refunds. Any Tax refunds that are received by Parent or any Acquired Company and any amounts credited against Taxes payable to which Parent or any Acquired Company becomes entitled, that relate to Taxes of any Acquired Company for a Tax year or period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date and which are not included as an asset in computing the Closing Adjustments shall be for the account of the Effective Time Holders, and Parent shall pay over to the Securityholders’ Agent (on behalf of the Effective Time Holders) any such refund or the amount of any such credit within ten (10) days after receipt thereof or actual reduction of Tax payable. Parent shall cooperate with Securityholders’ Agent, and take reasonable steps requested by Securityholders’ Agent, to obtain any such refund or credit (including by timely preparing applicable carryback claims). For purposes of this Agreement, whenever it is necessary to determine the liability for (or any refund of or amount credited with respect to) Taxes of any Acquired Company for a Straddle Period, the principles of Section 6.1(b) will apply. For the avoidance of doubt and notwithstanding anything herein to the contrary, Parent and its Affiliates (including, after the Closing Date, the Acquired Companies) shall be entitled to any refund of (or amount credited against) Taxes taken into account as an asset or similar item in computing the Closing Adjustments, and the Securityholders’ Agent shall cooperate with Parent, and take reasonable steps requested by Parent, to obtain any such refund or credit.

6.8 Transfer Taxes. All transfer, real estate excise, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid one-half by Parent and one-half by the Securityholders’ Agent (on behalf of the Effective Time Holders) when due, and the party required by Law shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, Parent and Securityholders’ Agent will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. (a) Each of the representations and warranties made by the Company set forth in Sections 2.1 (Organizational Matters), 2.3 (Capital Structure), 2.20 (Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes), 2.23 (Vote Required) and 2.24 (Brokers) of this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date; and (b) each of the representations and warranties made by the Company in this Agreement (other than those set forth in Sections 2.1 (Organizational Matters), 2.3 (Capital Structure), 2.20 (Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes), 2.23 (Vote Required) and 2.24 (Brokers)) shall be accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where the failure to be so accurate, individually or in the aggregate with respect to all such failures, has not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that, in the case of each of the foregoing clauses (a) and (b), for purposes of determining the accuracy of such representations and warranties, all materiality, Material Adverse Effect and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

7.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Antitrust Clearance. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

7.4 Shareholder Approval. This Agreement shall have been duly adopted and approved by the Required Merger Shareholder Vote, and such adoption and approval shall not have been withdrawn, rescinded or otherwise revoked. The number of shares of Company Common Stock that constitute (or that are or may be eligible to become) Dissenting Shares shall be less than five percent (5%) of the Company Common Stock outstanding immediately prior to the Closing.

7.5 Officer’s Certificate. Parent shall have received a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 7.1, 7.2 and 7.4 have been duly satisfied (the “Company Closing Certificate”).

7.6 Effective Agreements. Each Restrictive Covenant Agreement, Acknowledgment and Release Agreement, Offer Letter and the Shareholder Agreement shall be in full force and effect.

7.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect and there shall not be any Legal Requirement enacted or deemed applicable to the Merger remaining in effect that makes consummation of the Merger illegal.

7.8 No Legal Proceedings. No Governmental Body and no other Person shall have commenced any Legal Proceeding: (a) challenging the consummation of the Merger; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or any of the Acquired Companies; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement; or (d) seeking to compel any of the Acquired Companies, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

7.9 No Outstanding Securities. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the exercise or termination of all Company Options, RSUs, Company Warrants or other rights to purchase shares of Company Common Stock.

7.10 Employees. Neither the Founder nor any Designated Shareholder shall have ceased to be employed by such Acquired Company, or shall have expressed an intention to terminate his or her employment with the applicable Acquired Company following the Effective Time or to decline to accept employment with Parent or any Affiliate of Parent.

7.11 Section 280G Shareholder Approval. Any Contracts that may result, separately or in the aggregate, in a Section 280G Payment shall have been approved by shareholders of the Company pursuant to the 280G Approval, or, in the absence of the 280G Approval, any Section 280G Payments otherwise payable to each Person who would otherwise have been entitled to any such payments or benefits shall have been waived pursuant to a waiver referred to in Section 5.2(b).

7.12 Lease Consent. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the making or obtainment of all notices, consents and/or waivers required under the Office Lease, dated as of November 13, 2013, by and between the Company, as successor-in-interest to Self Aware Games, LLC, and DWF IV 1999 Harrison, LLC, as successor-in-interest to Oakland Property LLC, as amended from time to time, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents.

8. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

8.1 Accuracy of Representations. (a) Each of the representations and warranties made by Parent set forth in Sections 3.1 (Organization and Standing), 3.2 (Authority; Binding Nature of Agreement) and 3.4 (Brokers) of this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date; and (b) each of the representations and warranties made by Parent in this Agreement (other than those set forth in Sections 3.1 (Organization and Standing), 3.2 (Authority; Binding Nature of Agreement) and 3.4 (Brokers)) shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date, except in each case where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that, in the case of each of the foregoing clauses (a) and (b), for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications limiting the scope of such representations and warranties shall be disregarded.

8.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 Antitrust Clearance. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

8.4 Shareholder Approval. This Agreement shall have been duly adopted and approved by the Required Merger Shareholder Vote, and such adoption and approval shall not have been withdrawn, rescinded or otherwise revoked.

8.5 Officer’s Certificate. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 8.1 and 8.2 have been satisfied (the “Parent Closing Certificate”).

8.6 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger remaining in effect that makes consummation of the Merger illegal.

9. TERMINATION

9.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption and approval of this Agreement by the Company’s shareholders):

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Closing has not taken place on or before 5:00 p.m. (Central time) on December 31, 2014 (as such date may be extended in accordance with the first proviso of this Section 9.1(b), the “End Date”) provided, however, that if, by the third (3rd) Business Day prior to December 31, 2014, (i) the condition set forth in Section 7.3 has not been satisfied, Parent may, by written notice delivered to the Company, extend the End Date from time to time to a date not later than February 27, 2015 and (ii) the condition set forth in Section 8.3 has not been satisfied, the Company may, by written notice delivered to Parent, extend the End Date from time to time to a date not later than February 27, 2015; provided further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date arises or results from, or is caused by, a material breach by such party of any of its representations, warranties, covenants or agreements contained herein;

(c) by Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(d) by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; or (iii) any Material Adverse Effect shall have occurred; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within thirty (30) days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(e) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within thirty (30) days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

(f) by Parent if the Required Merger Shareholder Vote is not obtained within twenty-four (24) hours after the execution of this Agreement.

9.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (i) none of the Company, Parent or Merger Sub shall be relieved of any obligation or Liability arising from any deliberate and willful breach by such party of any provision contained in this Agreement prior to such termination; (ii) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11; and (iii) the parties shall, in all events, remain bound by and continue to be subject to Sections 11.17 and 11.18.

10. INDEMNIFICATION, ETC.

10.1 Survival of Representations, Etc.

(a) General Survival. Subject to Sections 10.1(b) and 10.1(c), the representations and warranties made in this Agreement, the Company Closing Certificate and the Parent Closing Certificate (in each case other than the Specified Representations and the representations and warranties made by Parent set forth in Sections 3.1 (Organization and Standing), 3.2 (Authority; Binding Nature of Agreement) and 3.4 (Brokers) (such representations and warranties, together with the Specified Representations, the “Fundamental Representations”)) shall survive the Effective Time until 11:59 pm (Central time) on the date that is twelve (12) months following the Closing Date (the “Expiration Date”); provided, however, that if, at any time on or prior to the Expiration Date, any Indemnitee delivers a written notice in accordance with the terms hereof, alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

(b) Fundamental Representations. Notwithstanding anything to the contrary contained in Section 10.1(a), but subject to Section 10.1(c), (i) the representations and warranties of the Company set forth in Section 2.14 (Tax Matters) shall survive the Expiration Date until the expiration of all applicable statutes of limitations (including any extensions thereof) and (ii) the Fundamental Representations (other than the representations and warranties of the Company set forth in Section 2.14 (Tax Matters)) shall survive the Expiration Date until 11:59 pm (Central time) on the seventh (7th) anniversary of the Closing Date; provided, however, that if, at any time on or prior to the expiration of the time period referred to in this sentence, any Indemnitee delivers a written notice in accordance with the terms hereof, alleging the existence of an inaccuracy in or a breach of any Fundamental Representation and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable expiration date until such time as such claim is fully and finally resolved.

(c) Fraud. Notwithstanding anything to the contrary contained in Section 10.1(a) or Section 10.1(b), the limitations set forth in Sections 10.1(a) and 10.1(b) with respect to claims by any Indemnified Party under this Agreement shall not apply in the event of any fraud by an Indemnifying Party with respect to any Indemnified Party hereto (whether on the part of the Effective Time Holder against whom liability is being asserted, on the part of any other Effective Time Holder, on the part of any Acquired Company, Parent or Merger Sub or on the part of any Representative of any Acquired Company, Parent or Merger Sub).

(d) Representations Not Limited by Knowledge or Investigation. The Company and the Securityholders’ Agent (on behalf of the Effective Time Holders) have agreed that the Parent Indemnitees’ rights to indemnification contained in this Section 10 relating to the representations, warranties, covenants and obligations of the Company or the Securityholders’ Agent are part of the basis of the bargain contemplated by this Agreement; and such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Parent Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Parent Indemnitees shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Parent Indemnitees or any of their Representatives (regardless of whether obtained through any investigation by any Parent Indemnitee or any Representative of any Parent Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that an Parent Indemnitee or any of its Representatives knew or should have known that any representation or warranty is or might be inaccurate or untrue.

(e) General. Except to the extent a different time period is expressly set forth herein for a particular cause of action, actions hereunder may be brought at any time prior to 11:59 pm (Central time) on the seventh (7th) anniversary of the Closing Date.

10.2 Indemnification.

(a) Indemnification of Parent Indemnitees. From and after the Effective Time (but subject to Section 10.1), each Parent Indemnitee shall be entitled to be indemnified and held harmless from and against any Damages that are suffered or incurred at any time by any of the Parent Indemnitees (regardless of whether or not such Damages relate to any Third Party Claim) and that arise out of or result from:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement or in the Company Closing Certificate (in each case, without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty, other than with respect to Sections 2.4(a) and 2.6(a) and the term Material Contracts as used in Section 2.11 and elsewhere in this Agreement);

(ii) regardless of the disclosure of any matter set forth in the Disclosure Letter, any inaccuracy in any information required to be set forth in the Merger Consideration Certificate, including any failure to properly calculate the Company Transaction Expenses, the Closing Indebtedness Amount, the Purchase Price or the Per Share Amount;

(iii) any breach of any covenant or obligation of the Company or the Securityholders’ Agent in this Agreement required to be performed prior to the Effective Time, or any breach of any covenant or obligation of the Securityholders’ Agent in this Agreement required to be performed at or after the Effective Time;

(iv) regardless of the disclosure of any matter set forth in the Disclosure Letter, any claim asserted (against the Surviving Corporation, against Parent, or against any Affiliate of Parent) by any current, former or alleged securityholder of any Acquired Company: (A) relating to this Agreement, any other agreement entered into in connection with this Agreement or the Merger; or (B) alleging any ownership of, interest in or right to acquire any shares or other securities of any Acquired Company that is not specifically disclosed in Part 2.3 of the Disclosure Letter;

(v) the exercise by any shareholder of the Company of such shareholder’s dissenters’ rights under the WBCA, including all costs and expenses incurred by the Surviving Corporation or Parent after the Effective Time in connection with any Legal Proceeding or settlement in connection therewith (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction in connection with any such exercise of dissenters’ rights, then the only portion of such fair value to be included in calculation of the Damages incurred as a result of such exercise is the amount, if any, by which such fair value exceeds what otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with Sections 1.5 and 1.11 hereof had they not been Dissenting Shares); or

(vi) the matters set forth on Schedule 10.2.

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation or any Acquired Company suffers or incurs any Damages after the Effective Time as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation or any Acquired Company as an Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation or any Acquired Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

(c) Indemnification by Parent. From and after the Effective Time (but subject to Section 10.1), Parent shall hold harmless and indemnify each of the Holder Indemnitees from and against any Damages that are suffered or incurred at any time by any of the Holder Indemnitees (regardless of whether or not such Damages relate to any Third Party Claim) and that arise out of or result from:

(i) any inaccuracy in or breach of any representation or warranty made by Parent in this Agreement or in the Parent Closing Certificate (in each case, without giving effect to any materiality or similar qualifications limiting the scope of such representation or warranty); or

(ii) any breach of any covenant or obligation of Parent or Merger Sub in this Agreement.

10.3 Limitations.

(a) De Minimis. With respect to the matters described in Sections 10.2(a)(i) and 10.2(c)(i) (other than with respect to any breach or inaccuracy of any Fundamental Representation or with respect to claims based on fraud with respect to another party hereto or an Indemnified Party hereunder), no Claim Notice may be submitted by any Indemnitee, nor shall any Indemnitee be indemnified hereunder against any Liability in respect of such Claim Notice with respect to an event or occurrence (including any events or occurrences arising out of the same facts and circumstances), unless the amount of Damages to be paid out in respect of such Claim Notice exceeds $100,000.

(b) Basket. Subject to Section 10.3(c), (i) no Parent Indemnitee shall be entitled to any indemnification payment pursuant to Section 10.2(a)(i) and (ii) no Holder Indemnitee shall be entitled to any indemnification payment pursuant to Section 10.2(c)(i) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of such Parent Indemnitees, on the one hand, or by one or more of the Holder Indemnitees, on the other hand, exceeds $4,850,000 in the aggregate (the “Basket Amount”). If the total amount of such Damages exceeds the Basket Amount, then the Parent Indemnitees or Holder Indemnitees, as applicable, shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, and not merely the portion of such Damages exceeding the Basket Amount.

(c) Applicability of Basket. The limitations set forth in Section 10.3(b) shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder or Parent): (i) in the event of fraud with respect to another party hereto or an Indemnified Party hereunder (whether on the part of any Effective Time Holder, any Acquired Company, Parent or Merger Sub or any Representative of any Acquired Company, Parent or Merger Sub); or (ii) to inaccuracies in or breaches of any of the Fundamental Representations.

(d) Recourse to Indemnity Escrow Fund. Subject to Section 10.3(e), recourse by the Parent Indemnitees to the Indemnity Escrow Fund shall be the Parent Indemnitees’ sole and exclusive remedy under this Agreement for monetary Damages resulting from the matters referred to in Sections 10.2(a)(i), 10.2(a)(iii) or 10.2(a)(vi). For the avoidance of doubt, the parties hereto acknowledge and agree that the Indemnity Escrow Fund may be increased in accordance with the terms set forth in Exhibit E.

(e) Applicability of Escrow Amount Cap; Indemnification Cap.

(i) The limitation set forth in Section 10.3(d) with respect to claims by an Indemnified Party under this Agreement shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder): (A) in the event of fraud with respect to another party hereto or an Indemnified Party hereunder; (B) to inaccuracies in or breaches of any of the Specified Representations; or (C) to any of the matters to which Section 6 applies. Each Effective Time Holder shall, severally and not jointly, indemnify and hold harmless each Parent Indemnitee from and against such Effective Time Holder’s Indemnity Pro Rata Share of any Damages arising directly or indirectly from, resulting from, or directly or indirectly related to (W) fraud with respect to another party hereto or an Indemnified Party hereunder (whether on the part of any Effective Time Holder, any Acquired Company or any Representative of any Acquired Company); (X) inaccuracies in or breaches of any of the Specified Representations; (Y) any of the matters to which Section 6 applies or (Z) any of the matters referred to in Sections 10.2(a)(ii), (iv), and (v), to the extent that the Indemnity Escrow Fund is not available to satisfy all or any portion of any claim relating thereto.

(ii) Notwithstanding anything herein to the contrary, the total amount of indemnification payments that each Effective Time Holder can be required to make to the Parent Indemnitees pursuant to Section 6 or Section 10.2 (in excess of the amount, if any, that was withheld from such Effective Time Holder as a contribution to the Indemnity Escrow Fund pursuant to the terms of Section 1.5(c), and paid to Parent or any other Parent Indemnitee out of the Indemnity Escrow Fund) shall be limited to the aggregate Merger Consideration such Effective Time Holder actually received pursuant to Sections 1.5 and 1.6. The total amount of indemnification payments that Parent can be required to make to the Holder Indemnitees pursuant to Section 10.2 shall be limited to the Purchase Price.

(f) Insurance Recoveries. In the event that an insurance recovery is actually received by any Indemnitee from a third party with respect to any Damages for which such Indemnitee has been indemnified hereunder, then a refund equal to the aggregate amount of such recovery not to exceed the applicable indemnification payment paid by the Indemnifying Party (net of costs and expenses incurred in recovering such amounts, including any increases in premium (whether retroactive or prospective)) shall be made promptly to the Indemnifying Party.

(g) Effect of Closing Adjustments. For the avoidance of doubt, Parent Indemnitees will not be entitled to indemnification for any Liability solely to the extent such Liability is taken into account in determining the final Purchase Price under Section 1.9.

10.4 No Contribution. With respect to the Surviving Corporation and the Acquired Companies, each Effective Time Holder waives, and acknowledges and agrees that such Effective Time Holder shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against the Surviving Corporation or any Acquired Company in connection with any indemnification obligation or any other Liability to which such Effective Time Holder may become subject under or in connection with this Agreement or any other agreement, document or instrument delivered to Parent in connection with this Agreement. Effective as of the Closing, the Securityholders’ Agent, on behalf of itself and each Effective Time Holder, and each Effective Time Holder expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Parent, the Surviving Corporation or any Acquired Company.

10.5 Claim Procedures. Any claim for indemnification pursuant to Section 10 (and, at the option of any Indemnitee, any claim based upon fraud with respect to a party hereto or an Indemnified Party hereunder) shall be brought and resolved exclusively as follows:

(a) If any Indemnitee has or claims in good faith to have incurred or suffered, or believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification under Section 6.6 or this Section 10 or for which it is or may otherwise be entitled to a monetary remedy relating to this Agreement, the Merger or any of the transactions contemplated hereby or thereby, such Indemnitee may deliver a claim notice (a “Claim Notice”) to the Securityholders’ Agent, subject to the survival periods set forth in Section 6 or Section 10.1. Each Claim Notice shall: (i) contain a brief description of the facts and circumstances supporting the Indemnitee’s claim; and (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnitee might be entitled (it being acknowledged and agreed that the applicable Indemnitee shall provide a good faith estimate of the amount to which the Indemnitee might be entitled prior to the expiration of the applicable survival period set forth in Section 10.1).

(b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnitee shall be entitled under Section 6 or this Section 10 shall be determined (i) by the written agreement between the Indemnitee and the Securityholders’ Agent or Parent, as applicable, (ii) by a final judgment or decree of any court of competent jurisdiction or (iii) by any other means to which the Indemnitee and the Securityholders’ Agent or Parent, as applicable, shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. So long as the amount in the Indemnity Escrow Fund exceeds the aggregate amount of all claims for indemnification that have been asserted but not resolved, the Parent Indemnitees shall seek to recover amounts in respect of such claims from the Indemnity Escrow Fund prior to seeking to recover amounts in respect of such claims directly from any Effective Time Holder.

10.6 Release From Escrow.

(a) No later than two (2) Business Days after the Expiration Date, Parent will notify the Securityholders’ Agent in writing of the amount, if any, in addition to any amounts that have previously been retained or reserved that Parent determines in good faith to be necessary to satisfy all claims for indemnification that have been asserted in accordance with Section 10.5, but not resolved on or prior to 11:59 p.m. (Central time) on the Expiration Date (each such claim a “Continuing Claim” and such amount, together with any amounts that have previously been retained or reserved, the “Retained Escrow Amount”). Subject to Section 10.6(c), within ten (10) Business Days following the Expiration Date, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Indemnity Escrow Fund an amount in the aggregate equal to (i) the amount held in the Indemnity Escrow Fund as of the Expiration Date (as reduced from time to time pursuant to the terms of this Agreement) minus (ii) the Retained Escrow Amount, for distribution to each Effective Time Holder in accordance with such Effective Time Holder’s Indemnity Pro Rata Share, it being acknowledged and agreed that a portion of such aggregate amount sufficient to pay holders of Outstanding In-the-Money Options or RSUs (other than Non-Employee Equity Awards) shall be released to the Company (and, promptly thereafter, Parent shall cause the Company to pay through the payroll services of the Company to each such holder its Indemnity Pro Rata Share of the Escrow Release Amount), and the remaining portion of such aggregate amount shall be released to the Payment Agent for distribution to the other Effective Time Holders.

(b) Upon the full and final resolution of any Continuing Claims, all remaining funds in the Indemnity Escrow Fund shall be distributed to the Effective Time Holders in accordance with the procedures set forth in Section 10.6(a).

(c) With respect to any amount to be released from the Indemnity Escrow Fund to the Effective Time Holders pursuant to this Section 10.6(c) or the Escrow Agreement: (i) if any former holder of Outstanding Capital Stock has not executed and delivered a properly completed Letter of Transmittal and either surrendered such Effective Time Holder’s Company Stock Certificate in accordance with Section 1.8(b) or executed an affidavit of lost certificate and complied with Section 1.8(e) (collectively, the “Payment Conditions”) prior to the delivery to the Escrow Agent of the applicable joint written instructions, then any amount that would otherwise be released to such Effective

Time Holder shall be held by the Payment Agent, without interest, until such holder satisfies all of such Effective Time Holder’s applicable Payment Conditions; (ii) each distribution to be made from the Indemnity Escrow Fund to a particular Effective Time Holder shall be effected in accordance with the payment delivery instructions set forth in such Effective Time Holder’s Letter of Transmittal, with respect to amounts to be distributed in respect of such Effective Time Holder’s Outstanding Capital Stock; and (iii) all written instructions to be delivered to the Escrow Agent with respect to any distribution from the Escrow Fund shall be consistent with this Section 10.6(c).

(d) The release of any portion of the Indemnity Escrow Fund to the Effective Time Holders pursuant to this Section 10.6 shall be deemed an adjustment to the Purchase Price.

10.7 Defense of Third Party Claims. The party making a claim for indemnification under this Section 10.7 is referred to as the “Indemnified Party,” and the party against whom such claim for indemnification is asserted under this Section 10.7 is referred to as the “Indemnifying Party.”

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any claim or Legal Proceeding (whether against the Company, Parent or any other Person) made or brought by any Person who is not a party to this Agreement or an Indemnified Party (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. The failure to promptly give such written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is actually and materially prejudiced thereby. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in or, upon providing written notice to the Indemnified Party within twenty (20) days of receipt of such notice of such Third Party Claim in which the Indemnifying Party acknowledges without qualification its indemnification obligation hereunder (subject only to the applicable limitations set forth in Sections 10.1, 10.3 and 10.7), to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 10.7(b), the Indemnified Party shall cooperate reasonably in the defense thereof. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party, the portion of such fees and disbursements attributable to such additional defenses shall be at the expense of the Indemnifying Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to give timely and sufficient notification to the Indemnified Party in writing of its election to defend as provided in this Agreement, or loses its right to defend such Third Party Claim by failing to diligently defend such Third Party Claim, the Indemnified Party may, subject to Section 10.7(b), without prejudice to its right to indemnification hereunder, pay, compromise and defend such Third Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third Party Claim. Notwithstanding anything to the contrary contained in this Section 10.7, the Indemnifying Party shall not be entitled to assume control of a Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation, (ii) the Third Party Claim seeks injunctive or other equitable relief or relief other than for monetary Damages against the Indemnified Party, (iii) the Indemnified Party reasonably believes that the Third Party Claim, if adversely determined, would materially impair the financial condition, business, operations, reputation or prospects of the

Indemnified Party or any of its Affiliates, (iv) an actual or readily apparent conflict of interest (as determined by the Indemnified Party after obtaining advice of counsel) exists between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that precludes effective joint representation or (v) the amounts reasonably expected to be incurred in connection with such Third Party Claim, together with all other outstanding claims on the Indemnity Escrow Fund, exceed the amount remaining in the Indemnity Escrow Fund. If, pursuant to this Section 10.7(a), the Indemnified Party so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of defending the Third Party Claim which are incurred from time to time, promptly following the presentation to the Indemnifying Party of itemized bills for such attorneys’ fees and other expenses, subject, however, to any applicable limitations set forth in Sections 10.1, 10.3, and 10.7. Subject to any applicable limitations set forth in Sections 10.1, 10.3, and 10.7, all expenses (including attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party; provided that such consent shall not be unreasonably withheld or delayed so long as: (i) a firm offer is made to settle a Third Party Claim that (A) does not impose injunctive or other equitable relief against the Indemnified Party or any of its Affiliates (including any equitable remedies or other obligations or restrictions upon the Indemnified Party or any of its Affiliates), (B) would not lead to any liability or the creation of a financial or other obligation on the part of the Indemnified Party or any of its Affiliates, and (C) provides, in customary form, for the full, unconditional written release of each Indemnified Party and its Affiliates from all Liabilities and obligations in connection with such Third Party Claim, and (ii) the Indemnifying Party provides written notice to the Indemnified Party that it desires to accept and agree to such offer and the terms thereof. If the Indemnified Party has assumed the defense pursuant to Section 10.7(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Cooperation. The Indemnifying Party and the Indemnified Party shall each use commercially reasonable efforts in good faith to cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including, upon the reasonable request of the Indemnifying Party, providing copies of records within the Indemnified Party’s possession or control relating to such Third Party Claim and making available, without expense (other than reimbursement of actual out-of-pocket expenses), Representatives of the Indemnified Party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(d) Coordination with Tax Contests. If there shall be any conflicts between the provisions of this Section 10.7 and Section 6.3, the provisions of Section 6.3 shall control with respect to Tax contests.

10.8 Exclusive Remedy. Except (a) in the event of fraud (other than any fraud claim based upon negligent misrepresentation) with respect to another party hereto or an Indemnified Party hereunder (but subject to Section 10.3(e)(ii)), and (b) for equitable remedies and remedies that cannot be waived as a matter of law, from and after the Effective Time, the rights to indemnification, compensation and reimbursement set forth in this Section 10 shall be the sole and exclusive monetary remedy of the Indemnitees with respect to any matters arising under or relating to this Agreement.

10.9 Exercise of Remedies Other Than by Parent. No Parent Indemnitee (other than Parent or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

10.10 Tax Treatment of Indemnity Payments. The parties agree to report each indemnification payment made in respect of any Damages as an adjustment to the Purchase Price for federal income Tax purposes unless the indemnified party determines in good faith that such reporting position is incorrect (it being understood that if any reporting position is later disallowed in any administrative or court proceedings, the indemnifying party shall indemnify the indemnified party for the effects of such disallowance, and it being further understood that the obligations under this parenthetical clause shall remain in effect without limitation as to time).

11. MISCELLANEOUS PROVISIONS

11.1 Securityholders’ Agent.

(a) Appointment. By virtue of the adoption and approval of this Agreement, the Acknowledgment and Release Agreements and/or the Warrant Surrender Agreements, the Effective Time Holders irrevocably nominate, constitute and appoint Founder as the agent and true and lawful attorney in fact of the Effective Time Holders (the “Securityholders’ Agent”), with full power of substitution, to act in the name, place and stead of the Effective Time Holders for purposes of executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to or in connection with: (i) any claim for indemnification under Sections 6 and 10 or the Escrow Agreement; (ii) enforcing any rights of the Effective Time Holders to receive or make payments pursuant to this Agreement and the Escrow Agreement, including the Earn-Out Consideration, the Indemnity Escrow Fund, the Working Capital Escrow Fund, the Holdback Amount and the Earn-Out Holdback Amount; (iii) negotiating and settling or compromising indemnification claims or claims to enforce the rights of the Effective Time Holders that may include amendments to the rights Effective Time Holders hereunder; and (iv) giving and receiving notices as provided for herein.

(b) Authority. The Effective Time Holders grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Effective Time Holders (in the name of any or all of the Effective Time Holders or otherwise) any and all documents that the Securityholders’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 11.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby: (i) each Parent Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to any claim for indemnification under Section 10 or under the Escrow Agreement); and (ii) each Parent Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any Effective Time Holder by the Securityholders’ Agent, as fully binding upon such Effective Time Holder.

(c) Power of Attorney. The Effective Time Holders recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Effective Time Holders.

(d) Replacement. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Effective Time Holders shall (by consent of those Persons who contributed at least fifty percent (50%) of the Indemnity Escrow Amount to the Escrow Fund), within ten (10) days after such death, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be reasonably satisfactory to Parent) and promptly thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Effective Time Holders.

(e) Limitation of Liability. The Securityholders’ Agent shall not be liable to any of the Effective Time Holders for any action taken by the Securityholders’ Agent pursuant to this Agreement unless the Securityholders’ Agent has acted in bad faith or with gross negligence. The Securityholders’ Agent is serving in the capacity as exclusive agent of the Effective Time Holders hereunder. The Effective Time Holders shall jointly and severally indemnify the Securityholders’ Agent to the fullest extent permitted by law (i) for all costs and expenses of the Securityholders’ Agent incurs in the exercise of such Securityholders’ Agent’s authority granted under this Agreement, (ii) if the Securityholders’ Agent was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or a witness or other participant in, any threatened, pending or completed proceeding (an “Agent Claim”) by reason of (or arising in part out of) any event or occurrence related to the fact that the Securityholders’ Agent is or was an Effective Time Holders’ representative, or by reason of any action or inaction on the part of the Securityholders’ Agent while serving in such capacity, against any and all expenses (including attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any proceeding), judgments, fines and penalties of such Agent Claim, and (iii) against any Taxes imposed on the Securityholders’ Agent as a result of the actual or deemed receipt of any payments under this Agreement ((i), (ii) and (iii), collectively, the “Agent Expenses”), including all interest, assessments and other charges paid or payable in connection with or in respect of such Agent Expenses. To the extent the Securityholders’ Agent is owed any Agent Expenses, Securityholders’ Agent is authorized to obtain payment of such Agent Expenses from the Securityholders’ Agent Fund. Notwithstanding the foregoing, in no event shall the Securityholders’ Agent be indemnified for any Agent Expenses that arise out of the Securityholders’ Agent’s gross negligence or actions he takes in bad faith.

(f) Decisions Final. Any decision or action by the Securityholders’ Agent, including any agreement between the Securityholders’ Agent and Parent relating to the defense, payment or settlement of any claims (including claims for which the Escrow Fund may be available to indemnify any of the Parent Indemnitees) under this Agreement, shall constitute a decision or action of the Effective Time Holders and shall be final, binding and conclusive upon each such Effective Time Holder. None of the Effective Time Holders shall have the right to object, dissent, protest or otherwise contest the same.

(g) Securityholders’ Agent Fund. Notwithstanding anything to the contrary contained in this Agreement, there shall be established a fund in the amount of $3,000,000 (the “Securityholders’ Agent Fund”), to be deposited immediately after the Effective Time in a separate account with the Escrow Agent pursuant to the Escrow Agreement. The Securityholders’ Agent Fund may be used by the Securityholders’ Agent to (i) make any payment required to be made by the Securityholders’ Agent on behalf of the Effective Time Holders pursuant to this Agreement and (ii) pay all costs and expenses incurred by or on behalf of the Securityholders’ Agent, in his capacity as such, including all costs and expenses incurred in connection with any pending or threatened dispute or claim with respect to this Agreement, any agreement, document or instrument entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby.

(h) Parent’s Reliance. The Effective Time Holders further authorize, approve and agree that Parent may rely conclusively, absolutely and exclusively, without inquiry, upon any communication given or action taken by the Securityholders’ Agent as the communication or action of each Effective Time Holder in communications or actions required or permitted to be given or taken by the Securityholders’ Agent hereunder and will not be liable to any Effective Time Holder or any other Person for any communication given or not given or action taken or not taken in reliance upon the direction of the Securityholders’ Agent. Purchaser will not be obligated to inquire as to the authority of the Securityholders’ Agent with respect to the giving of any communication or the taking of any action that the Securityholders’ Agent gives or takes on behalf of any Effective Time Holder.

11.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

11.3 No Waiver Relating to Claims for Fraud. The Liability of any Person under Section 10 will be in addition to, and not exclusive of, any other Liability that such Person may have at law or in equity based on fraud committed by such Person. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 10, except for Section 10.3(e)(ii), to which this Section 11.3 shall be subject, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on the fraud of any other Person, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any claim for fraud against such other Person; (b) the time period during which a claim for fraud may be brought against such other Person; or (c) the recourse which any such party may seek against such other Person with respect to a claim for fraud.

11.4 Fees and Expenses. Subject to Sections 1.5 and 10 and the Escrow Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future up until the Effective Time by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Letter) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered at or prior to the Effective Time in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

11.5 Attorneys’ Fees. If any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.6 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email or facsimile transmission before 11:59 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, when transmitted; (c) if sent by email or facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent by email or facsimile transmission after 11:59 p.m. (recipient’s time) on the day sent by email or facsimile and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third (3rd) Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one (1) Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Parent, Merger Sub or, after the Closing, the Company:

Churchill Downs Incorporated

600 North Hurstbourne Parkway, Suite 400

Louisville, Kentucky 40222

Attention: General Counsel

Facsimile: (502) 636-4548

and with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Brian J. Fahrney, Matthew G. McQueen

Facsimile: (312) 853-7036

Email: bfahrney@sidley.com, mmcqueen@sidley.com

If to the Company, prior to the Closing:

Big Fish Games, Inc.

333 Elliott Avenue West, Suite 200

Seattle, Washington 98119-4113

Attention: General Counsel

Facsimile: (206) 213-3696

Email: michael.cordero@bigfishgames.com

with a copy (which shall not constitute notice) to:

Perkins Coie

1201 Third Avenue, Suite 4900

Seattle, Washington 98101

Attention: David McShea, Eric DeJong

Facsimile: (206) 359-9000

Email: DMcShea@perkinscoie.com, EDeJong@perkinscoie.com

If to the Securityholders’ Agent:

Paul J. Thelen

5025 NE Laurelcrest Lane

Seattle, Washington 98105

Email: Pauljaythelen@gmail.com

with a copy (which shall not constitute notice) to:

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, Washington 98101-3045

Attention: Stuart C. Campbell

Facsimile: (206) 757-7017

Email: stuartcampbell@dwt.com

11.7 Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.8 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.9 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws), except to the extent the laws of the State of Washington are mandatorily applicable to the Merger.

(b) Venue. Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including an action, suit or other Legal Proceeding based upon fraud) shall be brought or otherwise commenced exclusively in any state or federal court located in the County of New Castle, State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such action, suit or Legal Proceeding; (ii) agrees that each state and federal court located in the County of New Castle, State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any state or federal court located in the County of New Castle, State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

11.10 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and assigns (if any); and (e) the Effective Time Holders. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Indemnitees; and (v) the respective successors and assigns (if any) of the foregoing. No party to this Agreement may assign either this Agreement or any of his, her or its rights, interests or obligations hereunder without the prior written approval of Parent and the Securityholders’ Agent (which may not be unreasonably withheld, conditioned or delayed); provided, that Parent may assign its rights or delegate its obligations under this Agreement to any of its Affiliates at any time whether prior to or following the Effective Time without consent; it being acknowledged and agreed that no such assignment to an Affiliate shall relieve Parent from any of its obligations under this Agreement or delay in any material respect any applicable regulatory filings.

11.11 Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by the Company (prior to the Closing) or of any breach or threatened breach by the Securityholders’ Agent of any covenant, obligation or other provision set forth in this Agreement: (a) Parent shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to seek: (a) an Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) Parent shall not be required to provide any bond or other security in connection with any such Order or in connection with any related action or Legal Proceeding.

11.12 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.14 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, by the Company, Parent, Merger Sub and the Securityholders’ Agent; and (b) after the Closing Date, by Parent and the Securityholders’ Agent (acting exclusively for and on behalf of all of the Effective Time Holders).

11.15 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, unlawful, void or unenforceable provision or portion of any provision had never been contained herein.

11.16 Parties in Interest. Except for the provisions of Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub, the Company, the Securityholders’ Agent and the Indemnitees and their respective successors and assigns (if any).

11.17 Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other parties hereto during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other parties all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third party (other than, in the case of Parent or Merger Sub, to their counsel, accountants or Affiliates, and in the case of the Acquired Companies and the Securityholders’ Agent, to their counsel or accountants). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed Merger; provided, however, that after the Effective Time, Parent and the Company may use or disclose any confidential information related to any Acquired Company or its assets or business. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (a) is or becomes available to such party from a source other than such party or its agents, (b) is or becomes available to the public other than as a result of disclosure by such party or its agents, (c) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed or (d) such party reasonably deems necessary to disclose to obtain any of the Consents contemplated hereby.

11.18 No Public Announcement. Prior to the Effective Time, neither Parent, Merger Sub, Securityholders’ Agent nor any Acquired Company (nor any of their respective Affiliates) shall, without the approval of each other party, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that the any party shall be so obligated by law, in which case such party shall first advise each other party thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement. Following the Effective Time, neither the Securityholders’ Agent nor any of his Affiliates shall make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that such party shall be so obligated by law, in which case such party shall advise Parent thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued.

11.19 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. The parties hereto acknowledge and agree that, effective as of the Effective Time, the Mutual Confidentiality Agreement dated July 21, 2014 between the Company and Parent is hereby terminated and shall be null and void and of no force or effect.

11.20 Disclosure Letter. The Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Disclosure Letter, or (b) it is reasonably apparent on the face of the disclosure that such information qualifies another representation and warranty of the Company in this Agreement.

11.21 Construction. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement: (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (ii) the use of the word “or” shall not be exclusive; and (iii) the terms “hereof, “herein,” “hereunder,” “hereto” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Parts,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

11.22 Attorney/Client Privilege. Parent hereby agrees that Perkins Coie LLP may represent Securityholders’ Agent, its Affiliates or any of their respective officers, employees, directors or managers in any matter involving this Agreement, any Transaction Document or any other agreements or transactions contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding). Parent further agrees that, as to all communications occurring prior to the Effective Time between Perkins Coie LLP and the Securityholders’ Agent, any Acquired Company, any Effective Time Holder or any Affiliate of any of the foregoing, or any of their respective officers, employees, directors and managers, that relate in any way to the transactions contemplated by this Agreement, any Transaction Document or any other agreements or transactions contemplated hereby or thereby shall be retained by Securityholders’ Agent, the Effective Time Holders, their respective Affiliates, and their respective officers, employees, directors or managers.

11.23 Acknowledgement and Disclaimer. Parent acknowledges that it has conducted to its satisfaction an investigation of the financial condition, operations, assets, liabilities and properties of the Acquired Companies in making its determination to proceed with the transactions contemplated by this Agreement. THE REPRESENTATIONS AND WARRANTIES BY THE ACQUIRED COMPANIES IN SECTION 2 OF THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES TO PARENT AND MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH OF PARENT AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR PROSPECTS OF THE ACQUIRED COMPANIES) ARE SPECIFICALLY DISCLAIMED BY THE PARTIES. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NOTHING IN THIS SECTION 11.23 SHALL BE DEEMED TO LIMIT THE LIABILITY OF ANY PERSON THAT SUCH PERSON MAY HAVE AT LAW OR IN EQUITY BASED ON FRAUD COMMITTED BY SUCH PERSON.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

CHURCHILL DOWNS INCORPORATED,
a Kentucky corporation

By:	/s/ William C. Carstanjen
Name:	William C. Carstanjen
Title:	Chief Executive Officer

OCEAN ACQUISITION CORP., a Washington corporation

By:	/s/ William C. Carstanjen
Name:	William C. Carstanjen
Title:	President

BIG FISH GAMES, INC., a Washington corporation

By:	/s/ Paul J. Thelen
Name:	Paul J. Thelen
Title:	Chief Executive Officer

PAUL J. THELEN

/s/ Paul J. Thelen

[Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“280G Approval” has the meaning set forth in Section 5.2(b) of this Agreement.

“401(k) Plans” has the meaning set forth in Section 4.5 of this Agreement.

“Accounting Firm” has the meaning set forth in Section 1.9(b)(iii).

“Acknowledgment and Release Agreement” has the meaning set forth in the recitals of this Agreement.

“Acquired Company” means: (a) the Company; and (b) each Subsidiary of the Company.

“Acquired Company Contract” means any Contract: (a) to which any of the Acquired Companies is a party; or (b) by which any of the Acquired Companies or any of its assets is bound or under which any of the Acquired Companies is subject to any obligation.

“Acquired Company Data” means the data contained in the Acquired Company IT Systems or any databases of the Acquired Companies (including any and all Trade Secrets and User Data) and all other data compilations used by, or necessary to the business of, the Acquired Companies as it is currently conducted.

“Acquired Company Database” has the meaning set forth in Section 2.10(r).

“Acquired Company Employee Plan” means any plan, program, policy, practice, Contract, whether written or unwritten, providing benefits or compensation to any Acquired Company Service Provider or any beneficiary or dependent thereof that is sponsored or maintained by an Acquired Company or to which an Acquired Company contributes or is obligated to contribute, or otherwise has any potential Liability with respect to, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, retention, stock purchase, stock option or other equity-related award, severance, employment, consulting, change of control or fringe benefit plan, program, policy, practice or Contract.

“Acquired Company IP” means: (a) all Acquired Company-Owned IP; and (b) all Intellectual Property and related Intellectual Property Rights to which any of the Acquired Companies has (or purports to have) a license or similar right to use in the conduct of the business of the Acquired Companies as it is currently conducted.

“Acquired Company IP Contract” means any Contract to which any of the Acquired Companies is a party or by which any of the Acquired Companies is bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Acquired Company IP or that otherwise relates to any Acquired Company IP developed by, with or for any of the Acquired Companies (it being understood that licenses to Open Source Code to which any of the Acquired Companies is a party or by which any of the Acquired Companies is bound shall constitute Acquired Company IP Contracts).

“Acquired Company IT Systems” means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies as it is currently conducted.

“Acquired Company-Owned IP” means all Intellectual Property and Intellectual Property Rights in which any of the Acquired Companies has (or purports to have) an ownership interest of any nature (whether exclusively or jointly with another Person).

“Acquired Company Privacy Policy” means each external or internal, past or present privacy policy of any Acquired Company, including any policy relating to: (a) the privacy of users of any Acquired Company Web Site; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee information.

“Acquired Company Product” means each of the products, services, and Computer Software (including mobile phone applications) that have been or are currently being developed, marketed, distributed, licensed, sold, offered, or provided by any Acquired Company.

“Acquired Company Service Provider” means any current or former employee, independent contractor, consultant, advisor, officer or director of any of the Acquired Companies or any Affiliate of any of the Acquired Companies.

“Acquired Company Software” means Computer Software owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by any Acquired Company (excluding any “off-the-shelf” third party Computer Software that is generally available on standard commercial terms, is not distributed by any Acquired Company, is not incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any product or service of any Acquired Company, and is not otherwise material to the business of any Acquired Company as it is currently conducted.

“Acquired Company Web Site” means any public or private web site owned, maintained, or operated at any time in the past three years by or on behalf of any of the Acquired Companies, including the web site located at www.bigfishgames.com.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) the sale, license, sublicense or disposition of all or a substantial portion of any Acquired Company’s business or assets, including Intellectual Property;

(b) the issuance, disposition or acquisition of: (i) 20% or more of the outstanding voting capital stock of any Acquired Company (other than Company Common Stock issued to employees of the Company upon the exercise of Company Options, RSUs or issued upon the exercise of Company Warrants); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire 20% or more of the outstanding voting capital stock of any Acquired Company (other than stock options granted to employees of the Company in routine transactions in accordance with Section 4.2 of this Agreement); or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for 20% or more of the outstanding voting capital stock of any Acquired Company; or

(c) any merger, consolidation, business combination, reorganization or similar transaction involving any Acquired Company.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Agent Claim” has the meaning set forth in Section 11.1(e) of this Agreement.

“Agent Expenses” has the meaning set forth in Section 11.1(e) of this Agreement.

“Aggregate Exercise Price” means the aggregate dollar amount payable to the Company as purchase price for the exercise of all Outstanding In-the-Money Options and for the exercise of all Outstanding Warrants.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached (including the Disclosure Letter), as it may be amended from time to time.

“Amended Articles” has the meaning set forth in Section 1.4(a) of this Agreement.

“Articles of Merger” has the meaning set forth in Section 1.3(a) of this Agreement.

“Basket Amount” has the meaning set forth in Section 10.3(b) of this Agreement.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in New York, New York or Seattle, Washington are authorized or required to be closed.

“Charter Documents” has the meaning set forth in Section 2.2 of this Agreement.

“Claim Notice” has the meaning set forth in Section 10.5(a) of this Agreement.

“Closing” has the meaning set forth in Section 1.3(a) of this Agreement.

“Closing Adjustments” has the meaning set forth in Section 1.9(a) of this Agreement.

“Closing Adjustment Shortfall” has the meaning set forth in Section 1.9(c)(i) of this Agreement.

“Closing Cash Amount” means, as of immediately prior to the Effective Time, the Acquired Companies’ cash and cash equivalents as determined in accordance with GAAP and computed in a manner consistent with Exhibit G.

“Closing Current Asset Amount” means, as of immediately prior to the Effective Time, the current assets of the Acquired Companies, excluding cash and cash equivalents, as determined in accordance with GAAP and computed in a manner consistent with Exhibit G. For the avoidance of doubt, no tax refunds or tax assets, nor the deferred tax assets of the Acquired Companies shall be included in the “Closing Current Asset Amount.”

“Closing Date” has the meaning set forth in Section 1.3(a) of the Agreement.

“Closing Date Parent Shares” means the number of shares of Parent Common Stock determined by dividing: (a) ten percent (10%) of the Merger Consideration to be paid to the Founder (as set forth and represented on the Merger Consideration Certificate, but without regard to whether such Merger Consideration is contributed to the Escrow Fund or issued in the form of Closing Date Parent Shares or included in the Holdback Amount) by (b) $100.5194; provided, that (x) such amount of Closing Date Parent Shares shall be in whole shares, and any fractional share shall be rounded up to the nearest whole share and (y) such Closing Date Parent Shares shall be subject to the Shareholder Agreement.

“Closing Deductions” means the sum of the following amounts as of immediately prior to the Effective Time: (a) the Closing Indebtedness Amount; plus (b) the current liabilities of the Acquired Companies (other than liabilities attributable to Deferred Revenue), including all unpaid Company Transaction Expenses but excluding any amounts included in the Closing Indebtedness Amount; plus (c) the following costs related to the Acquired Companies’ Deferred Revenue: network/delivery costs, third-party platform fees, developer royalties and the Company’s reasonable estimate of Taxes that are payable by the Acquired Companies after the Closing Date with respect to such Deferred Revenue , based on an assumed Tax rate of 37%, with each of (a), (b) and (c) determined in accordance with GAAP and computed in a manner consistent with Exhibit G. For the avoidance of doubt, the deferred tax liabilities of the Acquired Companies shall not be included in the “Closing Deductions.”

“Closing Indebtedness Amount” means the aggregate amount of outstanding Indebtedness as of immediately prior to the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Communications Plan” has the meaning set forth in Section 4.7 of this Agreement.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Closing Certificate” has the meaning set forth in Section 7.5 of this Agreement.

“Company Common Stock” means the shares of common stock, no par value per share, of the Company.

“Company Cure Period” has the meaning set forth in Section 9.1(d) of this Agreement.

“Company Financial Statements” has the meaning set forth in Section 2.4(a) of this Agreement.

“Company Group” means any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included any Acquired Company or any direct or indirect predecessor of any Acquired Company, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary, or similar basis that, at any time on or before the Closing Date, includes or has included any Acquired Company or any direct or indirect predecessor of any Acquired Company.

“Company Option” means each option, outstanding under the Company Stock Plan or otherwise, to purchase shares of Company Common Stock (or exercisable for cash) from the Company.

“Company Option Information” means (a) the name of the holder of such Company Option; (b) the total number of shares of Company Common Stock that are or were subject to such Company Option; (c) the date on which such Company Option was granted and the term of such Company Option; (d) the number of shares of Company Common Stock subject to such Company Option that are vested and unvested as of the date of this Agreement; (e) the exercise price per share of Company Common Stock purchasable under such Company Option; and (f) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code.

“Company SAR Award” has the meaning set forth in Section 2.3(e) of this Agreement.

“Company SAR Information” means, with respect to a Company SAR Award, (a) the name of the holder of such Company SAR Award, (b) the number of stock appreciation rights (i.e., shares of Company Common Stock underlying such Company SAR Award), (c) the date on which such Company SAR Award was granted and the term of such Company SAR Award, (d) the “Base Value” (as such term is defined and/or used in the Acquired Company Employee Plan or Contract pursuant to which such Company SAR Award was granted) per stock appreciation right with respect to such Company SAR Award, (e) the “Fair Market Value” (as such term is defined and/or used in the Acquired Company Employee Plan or Contract pursuant to which such Company SAR Award was granted) per stock appreciation right with respect to such Company SAR Award as of the date the employment of such holder by an Acquired Company ceased and (f) the “Stock Appreciation Value” (as such term is defined and/or used in the Acquired Company Employee Plan or Contract pursuant to which such Company SAR Award was granted) per stock appreciation right with respect to such Company SAR Award that will be payable by the Company as a result of the consummation of the Merger.

“Company Stock Certificates” has the meaning set forth in Section 1.8(d) of this Agreement.

“Company Stock Plan” means the Big Fish Games, Inc. Fifth Amended and Restated 2005 Stock Incentive Plan.

“Company Transaction Expenses” means, without duplication, all fees, costs, expenses, payments or expenditures (collectively, “Expenses”), whether incurred or paid prior to the date of this Agreement, during the Pre-Closing Period or at or after the Effective Time, and whether or not invoiced prior to the Effective Time, incurred by or on behalf of any Acquired Company, or to or for which any Acquired Company is subject or liable (including pursuant to clause (h), below), in connection with any of the transactions contemplated by the Agreement, including: (a) Expenses described in Section 11.4 of this Agreement; (b) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or on behalf of, or provided advice to any Acquired Company, or who is otherwise entitled to any compensation or payment from any Acquired Company, in connection with or relating to the Agreement, any of the transactions contemplated by the Agreement, or the process resulting in such transactions; (c) Expenses that arise or are triggered or become due or payable, as a result of the consummation of the transactions contemplated by the Agreement, including any fees and expenses related to the D&O Tail Policy, any amounts payable to holders of Stock Appreciation Rights under the Big Fish Games, Inc. Third Amended and Restated Stock Appreciation Rights Plan approved on December 20, 2007 and any other bonus, severance, profit sharing or change of control payment or benefit (or similar payment obligation), made or provided, or required to be made or provided, by any Acquired Company as a result of or in connection with the Merger (other than compensation contemplated by the Offer Letters and other compensatory transactions entered into after the Effective Time); (d) the employer’s share of any social security, Medicare, unemployment or other employment or payroll Tax (to the extent such Tax is imposed on the employer and is not in the nature of a withholding Tax) owed by any Acquired Company with respect to any of the transactions contemplated by this Agreement, including in connection with any exercise or cancellation of Company Options, Company Warrants or RSUs at or around the Effective Time (whether pursuant to Section 1.6 of this Agreement or otherwise), but excluding any such Tax that would apply to any deferred payments under this Agreement, including any payments from the Escrow Fund or of Earn-Out Consideration to the extent the associated Tax deduction is allocable to any taxable year or period beginning after the Closing Date; (e) Expenses incurred by or on behalf of any shareholder or any Acquired Company Service Provider in connection with the transactions contemplated by the Agreement that any Acquired Company is or will be obligated to pay or reimburse after the Closing; (f) any forgiveness by any Acquired Company of any Indebtedness; (g) any Expenses incurred to obtain consents, waivers or approvals under any Acquired Company Contract as a result of or in connection with the transactions contemplated by the Agreement or (h) the fees in the amount equal to $500,000 payable by Parent in connection with the commitment letter and related fee letter with JPMorgan Chase Bank, N.A. dated as of November 11, 2014; provided, however, that Company Transaction Expenses shall not include (i) any amount included in the Closing Indebtedness Amount or the Closing Adjustments or (ii) transfer Taxes described in Section 6.7.

“Company Warrant” has the meaning set forth in Section 1.6(b) of this Agreement.

“Compliant” means, (a) with respect to any written information provided by the Company or its Subsidiaries to Parent that such written information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which such statements are made, not misleading, and (b) with respect to any of the Required Information, (i) such Required Information is, and remains throughout any applicable marketing period of Parent, compliant with all applicable requirements of Regulation S-K and Regulation S-X and sufficient for a registered offering of debt securities and of the type and form customarily included in registered offerings or, if applicable, one or more exempt offerings pursuant to Rule 144A, in each case, under the Securities Act of 1933, as amended (the “Securities Act”), to consummate any offering(s) of debt securities (including that the financial statements and financial information in the Required Information are sufficient to permit (A) a registration statement on Form S-1 or S-3, as applicable, and (B) the Financing Sources (including underwriters, placement agents or initial Parents) to receive customary comfort letters from the Company’s independent auditors on the financial statements and financial information included or incorporated by reference in any offering document, including as to customary negative assurances for transactions of this type, in order to consummate any offering of debt securities) and (ii) the Company’s auditors have not withdrawn or qualified any audit opinion with respect to any financial statements included or incorporated by reference in the Required Information.

“Computer Software” means computer software (including web sites, HTML code, and firmware and other software embedded in hardware devices), data files, source and object codes, APIs, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.

“Continuing Claim” has the meaning set forth in Section 10.6(a) of this Agreement.

“Contract” means any written, oral or other agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“D&O Tail Policy” has the meaning set forth in Section 5.4 of this Agreement.

“Damages” includes any loss, damage, injury, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature, but shall not include any exemplary or punitive damages (unless such exemplary or punitive damages are awarded by an arbitrator or a Governmental Body to a third party and paid to such Person by a Parent Indemnitee or a Holder Indemnitee, as applicable).

“Deferred Revenue” means deferred revenue as calculated on a basis consistent with GAAP (it being understood that to the extent that GAAP permits alternate treatments the particular treatment used in the audited financial statements of Parent shall be used) and on a basis consistent with the Company Financial Statements.

“Designated Shareholders” means John Holland, Ian Hurlock-Jones, Cory Finnell, Robert Chamberlain, Michael Cordero, Carey DiJulio, Chris Williams, Chris George, Jina Heverley, Colin Liotta, Shmuel Tennenhaus and Kathryn Ficarra.

“Disclosure Letter” means the schedule (dated as of the date of this Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.20 of this Agreement.

“Dispute Notice” has the meaning set forth in Section 1.9(b)(i) of this Agreement.

“Dissenting Shares” has the meaning set forth in Section 1.7(a) of this Agreement.

“Effective Time” has the meaning set forth in Section 1.3(a) of this Agreement.

“Effective Time Holder Information” means, (a) with respect to each Person who is a holder of Outstanding Capital Stock: (i) the name and last known address of record of each such holder as reflected in the books and records of the Company; (ii) the number of shares of Outstanding Capital Stock of each class and series held by each such holder; (iii) the consideration that each such holder is entitled to receive as calculated pursuant to Section 1.5(a)(ii), Section 1.5(b) and Section 1.5(e); (iv) the net cash amount to be paid to each such holder by the Payment Agent upon surrender of such holder’s Company Stock Certificates in accordance with Section 1.8 (after deduction of any amounts to be contributed to the Escrow Fund by such holder and taking into consideration any portion thereof to be held back pursuant to Section 1.5(d) or withheld in accordance with Section 1.8(h)); and (v) whether any Taxes are to be withheld in accordance with Section 1.8(h) from the consideration that each such holder is entitled to receive pursuant to Section 1.5; and (b) with respect to each Outstanding In-the-Money Option, Outstanding Warrant and RSU: (i) the name and last known address of record of the holder thereof as reflected in the books and records of the Company; (ii) the exercise price per share and the number of shares of Company Common Stock subject to such Outstanding In-the-Money Option, Outstanding Warrant or RSU, as applicable; (iii) the consideration that the holder of such Outstanding In-the-Money Option, Outstanding Warrant or RSU is entitled to receive as calculated pursuant to Section 1.6(a), Section 1.6(b) or Section 1.6(d), as applicable; (iv) whether any Taxes are to be withheld in accordance with Section 1.8(h) from the consideration that the holder of such Outstanding In-the-Money Option, Outstanding Warrant or RSU is entitled to receive pursuant to Section 1.6; and (v) the net cash amount to be paid to the holder of such Outstanding In-the-Money Option, Outstanding Warrant or RSU (after deduction of amounts to be contributed to the Escrow Fund by such holder or withheld in accordance with Section 1.8(h)).

“Effective Time Holders” means the Non-Dissenting Shareholders, and holders of Outstanding In-the-Money Options, RSUs and Outstanding Warrants.

“Election Notice” has the meaning set forth in Section 4.5 of this Agreement.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“End Date” has the meaning set forth in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

“Environmental Law” means: (a) the common law; and (b) all Legal Requirements, by-laws, Orders, instruments, directives, decisions, injunctions and judgments of any Governmental Body and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto), including, (i) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (iii) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (vi) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (viii) any analogous applicable Legal Requirements implemented in any country in which any Acquired Company conducts business.

“Environmental License” means any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.

“Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Subsidiary or other Entity that would be considered a single employer with any Acquired Company within the meaning of Section 414 of the Code.

“Escrow Agent” has the meaning set forth in Section 1.5(c) of this Agreement.

“Escrow Agreement” has the meaning set forth in Section 1.5(c) of this Agreement.

“Escrow Amount” means the Indemnity Escrow Amount plus the Working Capital Escrow Amount.

“Escrow Fund” has the meaning set forth in Section 1.5(c) of this Agreement.

“EULA” has the meaning set forth in Section 2.10(f) of this Agreement.

“Expert Calculations” has the meaning set forth in Section 1.9(b)(iii) of this Agreement.

“Expiration Date” has the meaning set forth in Section 10.1(a) of this Agreement.

“Financing” means the financing arrangements entered into by Parent or one of its Affiliates to fund all or a portion of the Merger Consideration, including any financing arrangements entered into by Parent pursuant to the commitment letter, dated as of November 11, 2014, by and between Parent and JPMorgan Chase Bank, N.A., and any credit agreements, underwriting or purchase agreements, indentures or other definitive agreements relating thereto.

“Financing Sources” means any Persons that will enter into the Financing with Parent or one of its Affiliates.

“FIRPTA Certificate” means (a) a statement dated not earlier than twenty (20) days prior to the Closing Date in accordance with Treasury Regulation §§ 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not, and has not been, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code, with respect to which Parent shall have no actual knowledge that such statement is false or receive a notice that the statement is false pursuant to Treasury Regulation § 1.1445-4 and (b) the notification to the Internal Revenue Service described in Treasury Regulation § 1.897-2(h)(2) regarding delivery of the statement referred to in the preceding clause (a), in each case signed by a responsible corporate officer of the Company. The Company acknowledges that Parent may cause the Company to file such notification with the Internal Revenue Service on or after the Closing Date.

“Founder” means Paul J. Thelen.

“Fully-Diluted Shares” means the sum of (without duplication): (1) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including any such shares subject to issuance pursuant to Company Options, RSUs and Company Warrants exercised or deemed exercised prior to the Effective Time); plus (2) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to RSUs and Outstanding In-the-Money Options outstanding immediately prior to the Effective Time; plus (3) the aggregate number of shares of Company Common Stock purchasable under Outstanding Warrants as of immediately prior to the Effective Time.

“Fundamental Representations” has the meaning set forth in Section 10.1(a) of this Agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authorization” means any permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers, (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Grant Date” has the meaning set forth in Section 2.3(b) of this Agreement.

“Holdback Amount” has the meaning set forth in Section 1.5(d)(i) of this Agreement.

“Holder Indemnitees” means the following Persons: (a) each Effective Time Holder; (b) each Effective Time Holder’s current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Acquired Companies, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases classified as capital leases or otherwise; (b) all deferred indebtedness of the Acquired Companies for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business that are not more than thirty (30) days past due); (c) all obligations of the Acquired Companies to pay rent or other payment amounts under a lease which is required to be classified as a capital lease on the face of a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of the Acquired Companies with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of any Acquired Company; (e) all obligations of the Acquired Companies under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all guaranties, endorsements, assumptions and other contingent obligations of the Acquired Companies in respect of, or to purchase or to otherwise acquire, Indebtedness of others; (g) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by the Agreement; and (h) all obligations of any Acquired Company, whether interest bearing or otherwise, owed to any securityholder of the Company and or any Affiliate of any securityholder of the Company solely with respect to such securityholder’s ownership of outstanding securities of the Company.

“Indemnifying Party” has the meaning set forth in Section 10.7 of this Agreement.

“Indemnified Party” has the meaning set forth in Section 10.7 of this Agreement.

“Indemnitees” means the Parent Indemnitees and Holder Indemnitees.

“Indemnity Escrow Amount” means $36,375,000.

“Indemnity Escrow Fund” has the meaning set forth in Section 1.5(c) of this Agreement.

“Indemnity Pro Rata Share” for each Effective Time Holder shall be determined by dividing: (A) the sum of (i) the total Merger Consideration payable to such Effective Time Holder pursuant to Sections 1.5(a) and 1.6, as the case may be, upon the Closing (without regard to whether such Merger Consideration is contributed to the Escrow Fund, issued in the form of Closing Date Parent Shares contemplated by Section 1.5(d) or included in the Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)) and (ii) the total Earn-Out Consideration, if any, payable after the Earn-Out Payment Date to such Effective Time Holder pursuant to Section 1.11 (without regard to whether such Earn-Out Consideration is contributed to the Indemnity Escrow Fund pursuant to Section 3 of Exhibit E, or included in the Earn-Out Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)); by (B) the sum of (i) the total Merger Consideration payable to all Effective Time Holders pursuant to Sections 1.5(a) and 1.6, as the case may be, upon the Closing (without regard to whether such Merger Consideration is contributed to the Escrow Fund, issued in the form of Closing Date Parent Shares contemplated by Section 1.5(d) or included in the Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)) and (ii) the total Earn-Out Consideration, if any, payable after the Earn-Out Payment Date to all Effective Time Holder pursuant to Section 1.11 (without regard to whether such Earn-Out Consideration is contributed to the Indemnity Escrow Fund pursuant to Section 3 of Exhibit E, or included in the Earn-Out Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)).

“Information Statement” means an information statement prepared by the Company and relating to the vote by the shareholders of the Company on the approval of this Agreement.

“Insider Payables” has the meaning set forth in Section 2.4(c) of this Agreement.

“Insider Receivables” has the meaning set forth in Section 2.4(c) of this Agreement.

“Intellectual Property” means algorithms, application programming interfaces (“APIs”), apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, data, data collections and databases, diagrams, formulae, inventions (whether or not patentable), logos, marks (including brand names, product names, logos, domain names, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, Trade Secrets, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights and the goodwill associated with any of the foregoing; (c) Trade Secret rights; (d) Patent and industrial property rights; (e) other proprietary rights in Intellectual Property; (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above; and (g) together with, in each of clauses “(a)” through “(f)” above, all claims for Damages by reason of past infringement thereof, with the right to sue for, and collect the same.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual would have known such fact or other matter had such individual made reasonable inquiry of the Persons who would reasonably be expected to have actual knowledge of such fact or other matter. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any current executive officer or director of the Company, Michelle Coe, Carey DiJulio, Colin Liotta, Christopher George, Jina Heverley, or Christopher Williams has Knowledge of such fact or other matter. Parent shall be deemed to have “Knowledge” of a particular fact or other matter if any executive officer of Parent has Knowledge of such fact or other matter.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 1.8(b) of this Agreement.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“made available to Parent” means contained and accessible for a continuous period of at least seventy-two (72) hours immediately prior to the date of this Agreement in the virtual data room hosted by RR Donnelley Venue established by the Company in connection with the Merger to which Parent and its designated Representatives had access and notification rights during such period, except to the extent any item is requested within the seventy-two (72) hours immediately prior to the date of this Agreement, as to which “made available to Parent” shall mean contained and accessible in the virtual dataroom hosted by RR Donnelley Venue established by the Company in connection with the Merger to which Parent and its designated Representatives had access and notification rights during such period.

“Material Adverse Effect” means any change, event, effect, circumstance or fact (each, an “Effect”) that (considered together with all other Effects) has, or would reasonably be expected to have, a materially adverse effect on the business, condition (financial or otherwise), assets, continuing operations, results of operations or financial performance of the Acquired Companies, taken as a whole; provided, that, in no event shall any of the following Effects be taken into account in the determination of whether there has been, is or would reasonably be expected to be, a Material Adverse Effect: (i) any Effect resulting from conditions generally affecting the industries in which the Acquired Companies operate or from changes in general business, financial, political, capital or commodity market (including interest rates) or economic conditions (including any Effect resulting from any civil unrest, war or military or terrorist attack, including an outbreak or escalation of hostilities involving the United States or any other country of a national emergency or war); (ii) any Effect resulting from natural or manmade disasters or other acts of God, (iii) any change in any Legal Requirement or GAAP; (iv) the failure of the Company to achieve any internal, Parent or other financial projections, forecasts or budgets for any period (it being understood and agreed that the facts underlying such failure may be taken into consideration in determining whether there has been, is or would reasonably be expected to be, a Material Adverse Effect), (v) the announcement of the transactions contemplated by this Agreement, (vi) the taking of any action specifically contemplated by this Agreement, and (vii) any actions required to comply with the rules and regulations of the U.S. Securities and Exchange Commission in connection with the Financing; provided, however, that, in the case of clauses (i), (ii) and (iii) above, any such Effect shall be taken into account in determining whether there has been, is or would reasonably be expected to be, a Material Adverse Effect, if it has disproportionately impacted the Acquired Companies (relative to other participants in the industries in which the Acquired Companies operate), taken as a whole.

“Material Contracts” means each Acquired Company Contract: (a) for the employment of any individual that involves a base salary exceeding $150,000; (b) between any Acquired Company and any Acquired Company Service Provider pursuant to which: (i) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); (ii) any Acquired Company is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Acquired Company Service Provider; or (iii) any Acquired Company is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of salary) to any Acquired Company Service Provider; (c) with any labor union or association representing any Acquired Company Service Provider; (d) which provides for indemnification of any officer, director, employee or agent; (e) relating to the voting of a shareholder of any of the Acquired Companies; (f) relating to the merger, consolidation, reorganization or any similar transaction involving or with respect to any of the Acquired Companies; (g) relating to the acquisition, transfer, development or sharing of any technology, Intellectual Property or Intellectual Property Rights, except for (i) any development agreement, joint development agreement, technical collaboration agreement or similar agreement entered into by any of the Acquired Companies, (ii) any license for “shrink wrap” or similarly licensed software generally commercially available to the public, (iii) any agreement involving expected payments by the Acquired Companies of less than $200,000 in each of calendar year 2014 and 2015 or (iv) any agreement for the license, development or acquisition of game content other than those with Significant Developers; (h) relating to any development agreement, joint development agreement, technical collaboration agreement or similar agreement entered into by any of the Acquired Companies with respect to the acquisition, transfer, development or sharing of any technology, Intellectual Property or Intellectual Property Rights, except for (i) any license for “shrink wrap” or similarly licensed software generally commercially available to the public, (ii) any agreement covered under section (g) above, or (iii) any agreement for the license, development or acquisition of game content other than those with Significant Developers; (i) relating to the license of any Patent, copyright, trademark, Trade Secret or other Intellectual Property or Intellectual Property Right (including any Acquired Company Software) to or from any of the Acquired Companies, except for (i) a license for “shrink wrap” or similarly licensed software generally commercially available to the public, (ii) any agreement involving expected payments by the Acquired Companies of less than $200,000 in each of calendar year 2014 and 2015, or (iii) any agreement for the license of game content other than those with Significant Developers; (j) relating to the hosting of any Acquired Company Web Site; (k) relating to the acquisition, sale, spin-off or outsourcing of any Subsidiary or business unit or operation of any of the Acquired Companies; (l) relating to the advertising or promotion of the business of any of the Acquired Companies or pursuant to which any third parties advertise or have links to their websites displayed on any websites operated by any of the Acquired Companies involving expected payments to or by the Acquired Companies of more than $200,000 in either calendar year 2014 or 2015; (m) creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or Liabilities or similar arrangement not previously disclosed under item (g) or (h) above, except for any agreement for the license, development or acquisition of game content other than those with Significant Developers; (n) imposing any restriction on the ability of any of the Acquired Companies: (i) to compete with any other Person; (ii) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; (iii) involving the grant of “most favored nation” status to any Person or any exclusive rights to provide, sell or distribute any Acquired Company Product to any Person; (iv) to develop or distribute any technology or other Intellectual Property; (v) to use any Intellectual Property; or (vi) to manufacture any products; (o)(i) granting exclusive rights to license, market, sell or deliver any of the products or services of the Acquired Companies or of users of any marketplace, Computer Software, web site, or service of any of the Acquired Companies; or (ii) otherwise contemplating an exclusive relationship between any Acquired Company and any other Person, including with respect to advertising;

(p) creating or involving any referral or agency relationship, distribution arrangement or franchise relationship involving expected payments to or by the Acquired Companies of more than $200,000 in either calendar year 2014 or 2015, except for any agreement for the license, development or acquisition of game content other than those with Significant Developers; (q) regarding the acquisition, issuance or transfer of any securities or affecting or dealing with any securities of any of the Acquired Companies, including any restricted share agreements or escrow agreements; (r) for the sale of any of the assets of any Acquired Company, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the assets of any Acquired Company; (s) involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Company or imposing an Encumbrance on any of the assets of any Acquired Company, other than Permitted Encumbrances; (t) each Real Property Lease; (u) relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business); (v) relating to any liquidation or dissolution of any Acquired Company; (w) that contemplates or involves: (i) the payment or delivery of cash or other consideration by any Acquired Company in an amount or having an annual value in excess of $200,000; or (ii) the payment to or receipt by any Acquired Company of cash or other consideration in an amount having an annual value in excess of $200,000, except for any agreement for the license, development or acquisition of game content other than those with Significant Developers; (x) that was entered into outside the ordinary course of business of any of the Acquired Companies or that is otherwise material to the Acquired Companies, taken as a whole; or (y) with a Significant Developer.

“Merger” has the meaning set forth in the recitals to the Agreement.

“Merger Consideration” means: (a) the consideration that a Non-Dissenting Shareholder is entitled to receive in exchange for such Non-Dissenting Shareholder’s shares of Outstanding Capital Stock pursuant to Section 1.5 of this Agreement; (b) the consideration that a holder of an Outstanding In-the-Money Option is entitled to receive in exchange for such Outstanding In-the-Money Option pursuant to Section 1.6(a) of this Agreement; (c) the consideration that a holder of an Outstanding Warrant is entitled to receive in exchange for such Outstanding Warrant pursuant to Section 1.6(b) of this Agreement; and (d) the consideration that a holder of an RSU is entitled to receive in exchange for such RSU pursuant to Section 1.6(d) of this Agreement.

“Merger Consideration Certificate” has the meaning set forth in Section 1.3(b)(iii) of this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“Non-Dissenting Shareholder” means each shareholder of the Company that does not perfect such shareholder’s dissenters’ rights under the WBCA and is otherwise entitled to receive consideration pursuant to Section 1.5 of this Agreement.

“Non-Employee Equity Award” has the meaning set forth in Section 1.6(e) of this Agreement.

“Offer Letters” has the meaning set forth in the recitals of this Agreement.

“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms, including any Computer Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Computer Software distributed with any license term or condition that: (a) requires or could require, or conditions or could condition, the use or distribution of such Computer Software on the disclosure, licensing, or distribution of any source code for any portion of such Computer Software or any derivative work of such Computer Software; or (b) requires or could require, or conditions or could condition, that any Computer Software incorporated into, combined with, based on, derived from or distributed with such Computer Software be made available by any of the Acquired Companies without cost or under fair, reasonable or nondiscriminatory terms (including for the purpose of making additional copies or derivative works).

“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Outstanding Capital Stock” means each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, including any shares of restricted stock issued under the Company Stock Plan.

“Outstanding In-the-Money Option” has the meaning set forth in Section 1.6(a) of this Agreement.

“Outstanding Warrant” has the meaning set forth in Section 1.6(b) of this Agreement.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Closing Balance Sheet” has the meaning set forth in Section 1.9(a) of this Agreement.

“Parent Closing Certificate” has the meaning set forth in Section 8.5 of this Agreement.

“Parent Closing Date Schedule” has the meaning set forth in Section 1.9(a) of this Agreement.

“Parent Common Stock” means the shares of common stock, no par value per share, of Parent.

“Parent Cure Period” has the meaning set forth in Section 9.1(e) of this Agreement.

“Parent Indemnitees” means the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Effective Time Holders shall not be deemed to be “Parent Indemnitees.”

“Parent Underpayment” has the meaning set forth in Section 1.9(c)(ii) of this Agreement.

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Payment Agent” has the meaning set forth in Section 1.8(a) of this Agreement.

“Payment Agent Agreement” means the payment agent agreement to be entered into between the Surviving Corporation and the Payment Agent on the Closing Date, substantially in the form of Exhibit F to this Agreement.

“Payment Conditions” has the meaning set forth in Section 10.6(c) of this Agreement.

“Payment Fund” has the meaning set forth in Section 1.8(a) of this Agreement.

“Payoff Letters” means: (a) one or more payoff letters and other reasonable evidence regarding the discharge of Indebtedness and termination and release of Encumbrances related thereto, each dated no more than five (5) Business Days prior to the Closing Date or such other day as mutually agreed by Parent and the Company, with respect to the Closing Indebtedness Amount, to (i) satisfy such Indebtedness as of the Closing and (ii) terminate and release (or authorize the termination and release of ) any Encumbrances related thereto; and (b) an invoice from each advisor or other service provider to any Acquired Company, dated no more than five (5) Business Days prior to the Closing Date, with respect to all unpaid Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

“Per Share Amount” shall be determined by dividing: (A) the sum of the Purchase Price (excluding the Earn-Out Consideration) plus the Aggregate Exercise Price by (B) the Fully-Diluted Shares.

“Permitted Encumbrance” means (A) any lien for current Taxes not yet due and payable and (B) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means a natural person’s name, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the specific identification of a natural person.

“Post-Closing Employment Matters” has the meaning set forth in Section 4.7 of this Agreement.

“Pre-Closing Period” has the meaning set forth in Section 4.1 of this Agreement.

“Post-Closing Pro Rata Share” for each Effective Time Holder shall be determined by dividing (A) the aggregate number of shares of Outstanding Capital Stock, shares of Company Common Stock subject to an Outstanding In-the-Money Option, shares of Company Common Stock subject to a Company Warrant and shares of Company Common Stock underlying a RSU held by such Effective Time Holder immediately prior to the Effective Time (excluding any Dissenting Shares) by (B) the Fully-Diluted Shares (excluding any Dissenting Shares).

“Pro Rata Share” for each Effective Time Holder shall be determined by dividing: (A) the total Merger Consideration payable to such Effective Time Holder pursuant to Sections 1.5(a) and 1.6, as the case may be, upon the Closing (without regard to whether such Merger Consideration is contributed to the Escrow Fund, issued in the form of Closing Date Parent Shares contemplated by Section 1.5(d) or included in the Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)); by (B) the total Merger Consideration payable to all Effective Time Holders pursuant to Sections 1.5(a) and 1.6, as the case may be, upon the Closing (without regard to whether such Merger Consideration is contributed to the Escrow Fund, issued in the form of Closing Date Parent Shares contemplated by Section 1.5(d) or included in the Holdback Amount, and prior to giving effect to any withholding in accordance with Section 1.8(h)). For the avoidance of doubt, any amounts payable to the Effective Time Holders pursuant to Section 1.9(c)(ii)(I) and the Earn-Out Consideration shall be disregarded for purposes of determining any Effective Time Holder’s Pro Rata Share.

“Properties” has the meaning set forth in Section 2.9 of this Agreement.

“Proprietary Acquired Company Software” means any Acquired Company Software in which any Acquired Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise).

“Purchase Price” shall be: (A) $485,000,000; plus (B) the Closing Cash Amount; plus (C) the Closing Current Asset Amount; minus (D) the Closing Deductions; minus (E) the Securityholders’ Agent Fund; minus (F) the Escrow Amount (it being understood that all amounts used in calculating the Purchase Price shall be based on the amounts set forth and represented in the Merger Consideration Certificate).

“Real Property Leases” has the meaning set forth in Section 2.9 of this Agreement.

“Registered IP” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by, any Governmental Body, including all Patents, registered copyrights, registered trademarks, registered domain names and all applications for any of the foregoing.

“Related Party” means: (a) each shareholder who holds more than one percent (1%) of an Acquired Company (other than, with respect to any Subsidiary of the Company, the Company); (b) each individual who is, or who has at any time since inception been, an officer or director of any of the Acquired Companies; (c) each member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a),” “(b)” and “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Required Information” means (a) the financial and other information concerning the Acquired Companies reasonably required in connection with the financing arrangements entered into by Parent or one of its Affiliates to fund all or a portion of the Merger Consideration, (b) all other information and data regarding the Acquired Companies of the type and in the form required by Regulation S-X and Regulation S-K under the Securities Act for offerings of debt securities on a registration statement on Form S-1 or S-3, as applicable, under the Securities Act and of the type and in the form customarily included in offering and/or syndication documents used to issue securities or syndicate credit facilities of the type to be included in the Financing, and (c) a draft of a customary comfort letter with respect to any of the foregoing information by independent auditors of the Acquired Companies, including as to customary negative assurances, which such auditors have confirmed they are prepared to issue at the time of pricing any offering of debt securities.

“Required Merger Shareholder Vote” has the meaning set forth in Section 2.23 of this Agreement.

“Restrictive Covenant Agreement” has the meaning set forth in the recitals of this Agreement.

“Retained Escrow Amount” has the meaning set forth in Section 10.6(a) of this Agreement.

“Review Period” has the meaning set forth in Section 1.9(b)(i) of this Agreement.

“RSU Information” means (a) the name of the holder of such RSU award; (b) the total number of restricted shares of Company Common Stock subject to such RSU award; (c) the date on which such RSU award was granted; and (d) the number of shares of Company Common Stock subject such RSU award that are vested and unvested as of the date of this Agreement.

“RSUs” has the meaning set forth in Section 1.6(d) of this Agreement.

“Section 280G” means Section 280G of the Code and the Treasury Regulations and related guidance promulgated thereunder.

“Section 280G Payments” means any and all payments and/or benefits provided pursuant to Acquired Company Employee Plans, other Acquired Company Contracts or otherwise that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise Tax under Section 4999 of the Code.

“Securityholders’ Agent” has the meaning set forth in Section 11.1(a) of this Agreement.

“Securityholders’ Agent Fund” has the meaning set forth in Section 11.1(g) of this Agreement.

“Shareholder Agreement” has the meaning set forth in the recitals of this Agreement.

“Significant Developer” has the meaning set forth in Section 2.10(e) of this Agreement.

“Specified Representations” means (a) the representations and warranties set forth in Sections 2.1 (Organizational Matters), 2.3 (Capital Structure), 2.14 (Tax Matters), 2.20 (Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes) and 2.24 (Brokers) of this Agreement; and (b) the representations, warranties, certifications and other statements and information set forth in the Merger Consideration Certificate.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Surviving Corporation” has the meaning set forth in Section 1.1 of this Agreement.

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Body and (ii) any Liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Arrangement), as a result of being a transferee or successor, or by contract or otherwise.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Arrangement” means any written or unwritten agreement or arrangement providing for the allocation or payment of Tax Liabilities or for Tax benefits between or among members of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis.

“Third Party Claim” has the meaning set forth in Section 10.7(a) of this Agreement.

“Third Party IP” means any Intellectual Property or related Intellectual Property Right that is not Acquired Company-Owned IP.

“Trade Secrets” means trade secrets and confidential information, including all source code, documentation, know how, processes, technology, formulae, customer lists or data, business and marketing plans, inventions (whether or not patentable) and marketing information.

“Transaction Documents” means the agreements, documents or instruments to be delivered in connection with this Agreement, including the Acknowledgment and Release Agreements, the Shareholder Agreement, the Restrictive Covenant Agreements, the Offer Letters and the Escrow Agreement.

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.4(a) of this Agreement.

“Underwater Option” has the meaning set forth in Section 1.6(a) of this Agreement.

“User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Acquired Company Web Site or any Acquired Company Software.

“Warrant Information” means (a) the name of the holder of such Company Warrant; (b) the class, series and total number of shares of Company Common Stock that are subject to such Company Warrant and the class, series and number of shares of Company Common Stock with respect to which such Company Warrant is immediately exercisable; (c) the date on which such Company Warrant was issued and the term of such Company Warrant; (d) the vesting schedule for such Company Warrant (including the number of shares of Company Common Stock subject to such Company Warrant that are vested and unvested as of the date of this Agreement) and whether the vesting of such Company Warrant shall be subject to any acceleration in connection with the Merger or any of the other transactions contemplated by this Agreement; and (e) the exercise price per share of Company Common Stock purchasable under such Company Warrant.

“Warrant Surrender Agreement” has the meaning set forth in Section 1.6(b) of this Agreement.

“WBCA” has the meaning set forth in the recitals to this Agreement.

“Working Capital Escrow Amount” means $2,000,000.

“Working Capital Escrow Fund” has the meaning set forth in Section 1.5(c) of this Agreement.

EXHIBIT E

EARN-OUT PROVISIONS

1. Payment of Earn-Out Consideration. In addition to the Merger Consideration, the Effective Time Holders shall have the opportunity to earn, and the Surviving Corporation (on behalf of Parent) shall pay to such Persons, subject to the terms and conditions set forth in this Exhibit E, the earn-out consideration, in an aggregate amount of up to $350,000,000, calculated and determined in the manner set forth in this Exhibit E (the “Earn-Out Consideration”). Subject to Section 2 of this Exhibit E, Parent shall, or shall cause the Surviving Corporation (on behalf of Parent) to, (i) pay, within two (2) Business Days following the final determination of the Earn-Out Consideration in accordance with this Exhibit E, to the Payment Agent by wire transfer of immediately available funds an amount equal to that portion of the Earn-Out Consideration payable to the holders of Outstanding Capital Stock, Company Warrants (provided that such holders have previously delivered duly executed Warrant Surrender Agreements to Parent) and Non-Employee Equity Awards for further distribution to such holders (the date of such payment, the “Earn-Out Payment Date”), and (ii) as promptly as practicable following the Earn-Out Payment Date, pay, or cause the Surviving Corporation (on behalf of Parent) to pay, through the payroll services of Parent or the Company that portion of the Earn-Out Consideration payable to the holders of Outstanding-in-the-Money Options and RSUs (other than Non-Employee Equity Awards), in each case in accordance with Section 1.6(e) of the Agreement, as applicable. Each Effective Time Holder’s proportionate share of the Earn-Out Consideration shall be the product of (A) the Earn-Out Consideration multiplied by (B) such Effective Time Holder’s Post-Closing Pro Rata Share.

2. Earn-Out Holdback Amount. Notwithstanding anything to the contrary contained in this Agreement, Parent shall, or shall cause the Surviving Corporation (on behalf of Parent) to, (X) in addition to the portion of the Earn-Out Consideration payable to Founder under Section 1 of this Exhibit E above (the “Founder Earn-Out Consideration”), pay to Founder the Earn-Out Interest (as defined in clause (i) below (determined as if the Founder Earn-Out Consideration had been fixed and determined as of the Earn-Out Payment Date)) and (Y) withhold an amount equal to sixty-six and two-thirds percent (66 2/3%) of the Founder Earn-Out Consideration (the “Earn-Out Holdback Amount”) (subject to the contribution of a portion thereof into the Indemnity Escrow Fund pursuant to Section 3 of this Exhibit E) to be retained by Parent and paid in accordance with and subject to the following terms and conditions:

(i) Interest shall accrue on the unpaid portion of the Founder Earn-Out Consideration (determined as if the Founder Earn-Out Consideration had been fixed and determined as of the Earn-Out Payment Date) at a per annum rate equal to the short-term “applicable Federal rate” determined under Section 1274(d) of the Code, commencing as of the Earn-Out Payment Date (the “Earn-Out Interest”).

(ii) On the first anniversary of the Earn-Out Payment Date (or, if such anniversary falls on a day other than a Business Day, then the next succeeding Business Day), Parent shall pay to the Founder an amount equal to (a) 0.5, multiplied by (b) the total Earn-Out Holdback Amount (less any portion of the Earn-Out Holdback Amount that has been deposited in the Indemnity Escrow Fund, which deposited portion shall continue to be held by the Escrow Agent in accordance with the terms and subject to the conditions of the Escrow Agreement) (such product of (a) and (b), the “Initial Earn-Out Holdback Disbursement”) plus the accrued but unpaid Earn-Out Interest through such date.

(iii) On the Business Day immediately prior to the third anniversary of the Effective Time, Parent shall pay to the Founder an amount equal to the portion of the Earn-Out Holdback Amount not paid to Founder as part of the Initial Earn-Out Holdback Disbursement plus the accrued but unpaid Earn-Out Interest through such date.

(iv) Parent’s payment obligations pursuant to the preceding clauses (ii) and (iii) are absolute and unconditional and Parent shall have no right to offset against or withhold or deduct from such payments any amounts including, without limitation, any amounts any Parent Indemnitee may be seeking pursuant to Section 6 or Section 10 of the Agreement.

(v) All payments made pursuant to this Exhibit E shall be treated by the parties for all Tax purposes as adjustments to the Purchase Price.

3. Indemnity Escrow Fund Holdback. If, prior to the Expiration Date, Parent provides a Claim Notice, and Parent cannot reasonably and in good faith determine that the then-current amount in the Indemnity Escrow Fund is reasonably likely to be equal to or greater than the Damages recoverable in connection with such Claim Notice, then Parent shall be entitled, upon the Earn-Out Payment Date, to deposit with the Escrow Agent in the Indemnity Escrow Fund (in lieu of paying such amounts to the Payment Agent (for distribution to the Effective Time Holders) and the Effective Time Holders in accordance with Section 1 above), an amount determined by Parent reasonably and in good faith to cover any such Damages; provided that such amount shall not exceed seven and one half percent (7.5%) of the Earn-Out Consideration payable on such date (the “Additional Escrow Funds”). The Additional Escrow Funds shall be withheld from the Earn-Out Consideration payable to the Effective Time Holders in accordance with the Effective Time Holders’ respective Post-Closing Pro Rata Shares. The Additional Escrow Funds shall be held by the Escrow Agent according to the terms of the Escrow Agreement.

4. Determination of Earn-Out Consideration. As promptly as practicable (and in any event within thirty (30) days) following Parent’s receipt from its independent accounting firm of the audited financial statements for the fiscal year ending December 31, 2015 (“FY 2015”) (which audited financial statements Parent shall use commercially reasonable efforts to cause its independent accounting firm to deliver not later than April 30, 2016), Parent shall prepare or cause to be prepared (i) the Surviving Corporation’s FY 2015 balance sheet and income statement (the “Earn-Out Financial Statements”) prepared in accordance with GAAP and the Parent Closing Balance Sheet and (ii) a calculation of 2015 Adjusted EBITDA (as derived from the Earn-Out Financial Statements and other applicable financial statements of Parent and its Affiliates) and, based upon such calculation, the Earn-Out Consideration (the “Earn-Out Calculation” and, collectively with the other items in this Section 4(i) and 4(ii), the “Earn-Out Deliveries”). Parent shall deliver the Earn-Out Deliveries to the Securityholders’ Agent, on behalf of the Effective Time Holders. Upon delivery of such Earn-Out Deliveries, Parent will provide the Securityholders’ Agent and his agents and representatives with reasonable access, during normal business hours, to the personnel and the books and records of Parent and the Surviving Corporation to the extent related to the Securityholders’ Agent’s evaluation of the Earn-Out Deliveries. If requested by the Securityholders’ Agent, as soon as reasonably practicable after the delivery of the Earn-Out Deliveries, an authorized representative of Parent shall meet in person or by telephone with the Securityholders’ Agent and its advisors at a mutually agreed upon time to review the information set forth in the Earn-Out Deliveries. The Securityholders’ Agent may dispute the Earn-Out Calculation by notifying Parent of such disagreement in writing (the “Earn-Out Dispute Notice”), setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Earn-Out Deliveries (the “Earn-Out Review Period”). In the event that the Securityholders’ Agent does not provide an Earn-Out Dispute Notice prior to the expiration of the Earn-Out Review Period, the Securityholders’ Agent shall be deemed to have accepted the Earn-Out Calculation, which shall be final, binding and conclusive for all purposes hereunder. In the event an Earn-Out Dispute Notice is timely provided, then the Securityholders’ Agent and Parent shall use commercially reasonable efforts in good faith to reach agreement on the Earn-Out Calculation within the next thirty (30) day period following the Earn-Out Review Period. If the Securityholders’ Agent and Parent are unable to reach agreement on the Earn-Out Calculation within thirty (30) days after the end of the Earn-Out Review Period, then Parent and the Securityholders’ Agent shall submit the unresolved objections to the Accounting Firm, and such firm shall be directed by Parent and the Securityholders’ Agent to resolve the unresolved objections as promptly as reasonably practicable. In connection with the resolution of any such dispute by the Accounting Firm: (i) each of Parent and the Securityholders’ Agent shall have a reasonable opportunity to meet with the Accounting Firm to provide their views as to any disputed issues with respect to the Earn-Out Calculation, (ii) the Accounting Firm shall determine the Earn-Out Calculation in accordance with the terms of this Agreement within sixty (60) days of its engagement and upon reaching such determination shall deliver a copy of the Earn-Out Calculation to the Securityholders’ Agent and Parent, and (iii) the determination made by the Accounting Firm of the Earn-Out Calculation shall be final and binding on Parent, the Securityholders’ Agent and the Effective Time Holders for all purposes of this Agreement, absent manifest error; provided that such determination shall not affect any rights of the Parties for breaches of this Agreement. In calculating the Earn-Out Calculation, the Accounting Firm (x) shall be limited to addressing any particular disputes referred to in the Earn-Out Dispute Notice and (y) such calculation shall, with respect to any disputed item included in the Earn-Out Calculation, be no greater than the higher amount calculated by the Securityholders’ Agent or Parent, and no less than the lower amount calculated by the Securityholders’ Agent or Parent, as the case may be. The Accounting Firm Earn-Out Calculations shall reflect in detail the differences, if any, between the 2015 Adjusted EBITDA reflected therein and the 2015 Adjusted EBITDA set forth in the Earn-Out Deliveries. The fees and expenses of the Accounting Firm shall be borne by the party whose positions generally did not substantially prevail in such determination as determined by the Accounting Firm, or if the Accounting Firm determines that neither party could be fairly found to be the substantially prevailing party, then such fees and expenses shall be borne equally by Parent and the Securityholders’ Agent.

5. Budgets and Operating Expenses. Set forth as Annex I to this Exhibit E is the operating budget (the “Budget”), including sales and marketing, research and development, and general and administrative expenses for the Acquired Companies for FY 2015 (such aggregate amount of expenses during FY 2015, the “Budgeted Operating Expenses”). For FY 2015, Parent shall fund, or cause the Acquired Companies to fund, at a minimum, the Budgeted Operating Expenses. At any point during FY 2015, Parent and the Securityholders’ Agent may agree to incur customer acquisition costs and other operating expenses in excess of the amounts set forth in the Budget.

6. Post-Closing Operations of Acquired Companies.

(a) From the Closing Date through December 31, 2015, Parent will (i) conduct the business of the Acquired Companies in the ordinary course reasonably consistent with past practice, (ii) not enter into any agreement, arrangement or other transaction the specific intent of which is to prevent or minimize payment of the Earn-Out Consideration and (iii) maintain separate books and records for the Acquired Companies.

(b) Without limiting the generality of the foregoing, from the Closing Date through December 31, 2015, Parent shall not, and shall not cause the Acquired Companies to, without the written consent of the Securityholders’ Agent:

(i) make any changes to the Acquired Companies’ business model or take any actions that would materially and adversely affect the ability of the Effective Time Holders to receive the Earn-Out Consideration;

(ii) fail to maintain the Surviving Corporation (or its successor) as a separate entity or business unit or fail to maintain separate financial records for the business conducted by the Surviving Corporation (or its successor) or such business unit for the purposes of calculating 2015 Adjusted EBITDA;

(iii) relocate Founder or any Designated Shareholder to a location outside such Designated Shareholder’s then-current job location, without the consent of such individual;

(iv) subject to compliance with third party contractual or intellectual property rights, materially delay the launch of any products or services developed by the Acquired Companies, in either case, in a manner that would materially and adversely affect the ability of the Effective Time Holders to receive the Earn-Out Consideration; or

(v) assign duties to Founder or any Designated Shareholder that would materially and adversely affect the ability of the Effective Time Holders to receive the Earn-Out Consideration.

7. Treatment of Earn-Out in the Event of a Fundamental Sale.

(a) In the event of (i) any sale, lease, transfer or other divestiture of all or a material portion of the assets comprising the “Premium PC,” “Free-to-Play Casual” or “Free-to-Play Casino” businesses of the Acquired Companies (as reflected in the Budget), (ii) any sale of all or a material portion of the equity of the Acquired Companies, whether by merger, consolidation, exchange or sale, or (iii) any transaction or series of transactions which are similar in form, substance or purpose to any of the foregoing transactions, in each case, during the period from the day after the Closing Date through December 31, 2015 (each, a “Fundamental Sale”), then the maximum Earn-Out Consideration (i.e., $350,000,000) shall automatically, without any other action of the parties or any other party, become immediately due and payable by Parent in accordance with Sections 1 through 3 of this Exhibit E; provided, however, that a Fundamental Sale shall not be deemed to occur in connection with (x) any transaction or series of related transactions pursuant to which there is a change in control of Parent or a sale or other transfer by Parent of all or substantially all of its assets or (y) any internal reorganization or similar transfer of assets or equity of an Acquired Company to Parent or one of its Affiliates.

(b) For purposes of the Earn-Out Consideration, the Acquired Companies’ acquisition of any business, business unit or division or any material assets outside the ordinary course of business (whether directly or indirectly, by merger, consolidation, exchange or sale), during the period from the Closing Date through December 31, 2015, shall not be within the scope of 2015 Adjusted EBITDA, and appropriate adjustments (e.g., to 2015 Adjusted EBITDA, including the exclusion of any expenses associated with the acquisition or operation of such a business, business unit, division or material assets from the calculation of 2015 Adjusted EBITDA) will be made to give effect to such acquisition.

8. Defined Terms: For purposes of this Exhibit E:

“2015 Adjusted EBITDA” means the sum of (i) the EBITDA of the Acquired Companies for fiscal year 2015, adjusted for any one-time or extraordinary items, in each case mutually agreed to by Parent and the Securityholders’ Agent, and (ii) 2015 Change in Deferred Profit. For the avoidance of doubt, the separate books and records of the Acquired Companies maintained pursuant to Section 6(a)(iii) of this Exhibit E, and any calculation of 2015 Adjusted EBITDA, will exclude the effect of any acquisition-related adjustments resulting from business combination accounting rules that would not exist if the acquisition did not take place.

“2015 Change in Deferred Profit” means the product of (a) the difference between (x) the actual ending balance of the Deferred Revenue of the Acquired Companies as of December 31, 2015 and (y) $91,700,000 multiplied by (b) the 2015 Deferred Profit Margin.

“2015 Deferred Profit Margin” means the quotient of (i) Deferred Profit as of December 31, 2015, divided by (ii) Deferred Revenue as of December 31, 2015.

“Deferred Profit” means Deferred Revenue less the following associated pre-Tax costs relating to Deferred Revenue: network/delivery costs, third party platform fees, developer royalties and any other then applicable costs.

“Deferred Revenue” means deferred revenue as calculated on a basis consistent with GAAP (it being understood that to the extent that GAAP permits alternate treatments the particular treatment used in the audited financial statements of Parent shall be used) and on a basis consistent with the Company Financial Statements.

“Earn-Out Consideration” means the product of (a) nine multiplied by (b) the difference of (i) 2015 Adjusted EBITDA less (ii) $51,200,000; provided, that the amount of such Earn-Out Consideration shall not exceed $350,000,000.

“EBITDA” means net income, plus interest expense, plus provision of income tax, plus depreciation and amortization, plus foreign exchange (gains) or losses, plus any equity-based compensation expense included in the calculation of net income of the Acquired Companies for fiscal 2015.

E-5